Product supplement no. 23-I   Registration Statement No. 333-177923
To prospectus dated November 14, 2011 and   Dated February 22, 2012
prospectus supplement dated November 14, 2011   Rule 424(b)(2)

JPMORGAN CHASE & CO.

Return Notes Linked to a Weighted Basket Consisting of the J.P. Morgan Strategic Volatility Index and the J.P. Morgan Strategic Volatility Systematic Long Index

General

- JPMorgan Chase & Co. may from time to time offer and sell return notes linked to a weighted basket (the "Basket") consisting of the J.P. Morgan Strategic Volatility Index and the J.P. Morgan Strategic Volatility Systematic Long Index (each, an "Index" and collectively, the "Indices") as described below. This product supplement no. 23-I describes terms that will apply generally to the notes, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply to specific issuances of the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described in this product supplement or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.

- The notes are senior unsecured obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

- The payment at maturity is linked to a Basket consisting of the J.P. Morgan Strategic Volatility Index and the J.P. Morgan Strategic Volatility Systematic Long Index as described below. The notes do not pay interest and do not guarantee any return of principal at maturity. The level of each Index incorporates the daily deduction of (a) an adjustment factor of 0.75% per annum (the "index fee") and (b) a "daily rebalancing adjustment amount" that is equal to the sum of (1) a rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index), applied to the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and, if applicable, (2) an additional amount equal to the rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index) applied to the amount of the change, if any, in the level of the exposure to the synthetic short position. The daily rebalancing adjustment amount is intended to approximate the "slippage costs" that would be experienced by a professional investor seeking to replicate the hypothetical portfolio contemplated by the applicable Index at prices that approximate the official settlement prices (which are not generally tradable) of the relevant VIX futures contracts. Slippage costs are costs that arise from deviations between the actual official settlement price of a VIX futures contract and the prices at which a hypothetical investor would expect to be able to execute trades in the market when seeking to match the expected official settlement price of a VIX futures contract. Unlike the index fee, the rebalancing adjustment factor is not a per annum fee. The payment at maturity reflects the performance of the Basket, which is subject to the periodic deduction of the Basket Rebalancing Adjustment. After the pricing date, the Basket is rebalanced periodically on each Basket Rebalancing Date and is subject to the deduction of a Basket Rebalancing Adjustment Factor on each Basket Rebalancing Date that is applied to the weighted average of the percentage deviation of the performance of each Index from the performance of the Basket since the immediately preceding Basket Rebalancing Date.

- **The level of each Index and the value of the notes will be adversely affected, perhaps significantly, if the performance of the synthetic long position and, if applicable, the contingent synthetic short position in the relevant VIX futures contracts, determined based on the official settlement prices of the relevant VIX futures contracts, is not sufficient to offset the daily deduction of the index fee and the daily rebalancing adjustment amount.** See "Risk Factors — Risks Relating to the Indices — The daily rebalancing adjustment amount is likely to have a substantial adverse effect on the level of the each Index over time" in this product supplement. For more information about the daily rebalancing adjustment amount, see "The Indices — II. Calculation and Publication of Index Levels — B. Calculation of Index Levels — iii. The Rebalancing Adjustment Factor" in this product supplement.

- **The value of the notes will be adversely affected if the performance of the Basket is not sufficient to offset the periodic deduction of the Basket Rebalancing Adjustment.** See "Risk Factors — Risks Relating to the Basket — The Basket Rebalancing Adjustment will have an adverse effect on the performance of the Basket over time" in this product supplement.

- For important information about tax consequences, see "Material U.S. Federal Income Tax Consequences" beginning on page PS-62 of this product supplement.

- The notes will be issued in minimum denominations as specified in the relevant terms supplement, and integral multiples thereof, unless otherwise specified in the relevant terms supplement.

- Investing in the notes is not equivalent to taking a long or short position (or both positions) in either Index or any of its component VIX futures contracts.

- **The notes are not futures contracts and are not regulated under the Commodity Exchange Act of 1936, as amended (the "Commodity Exchange Act").** The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

- **The notes will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.**

    ### Key Terms

    Basket: The Basket will be composed of the J.P. Morgan Strategic Volatility Index and the J.P. Morgan Strategic Volatility Systematic Long Index (each, an "Index" and collectively, the "Indices").

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Investing in the notes involves a number of risks. See "Risk Factors" beginning on page PS-6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. 23-I, the accompanying prospectus supplement and prospectus, or any related terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

Key Terms (continued):

The Indices:	The J.P. Morgan Strategic Volatility Index (the "Strategic Volatility Index") is published by Bloomberg L.P. under the ticker symbol "JPUSSTVL" and the J.P. Morgan Strategic Volatility Systematic Long Index (the "Strategic Volatility Long Index") is published by Bloomberg L.P. under the ticker symbol "JPUSSTSL." The Strategic Volatility Index is a synthetic, dynamic strategy that aims to replicate the returns from combining a long position and a contingent short position in futures contracts (each, a "VIX futures contract" and together, "VIX futures contracts") on the CBOE Volatility Index® (the "VIX Index"), where the synthetic long position and, when activated, the synthetic short position are rolled throughout each month. The synthetic long position rolls throughout each month from the second-month VIX futures contract into the third-month VIX futures contract. When activated, the synthetic short position rolls throughout each month from the first-month VIX futures contract into the second-month VIX futures contract. The Strategic Volatility Long Index is essentially the same as the Strategic Volatility Index, except that it does not have a contingent short position in VIX futures contracts. For more information about each Index, please see "The Indices" in this product supplement. The calculation of the spot level of the VIX Index is based on prices of put and call options on the S&P 500® Index. Futures on the VIX Index allow investors the ability to invest in forward volatility based on their view of the future direction of movement of the VIX Index. For more information about the VIX Index and futures contracts on the VIX Index, please see "Background on the CBOE Volatility Index®" and "Background on Futures Contracts on the CBOE Volatility Index®," respectively, in this product supplement.
Principal Amount:	As specified in the relevant terms supplement
Payment at Maturity:	The payment at maturity will reflect the performance of the Basket, which is subject to the deduction of the index fee and the daily rebalancing adjustment amount from the level of each Index and the periodic deduction of the Basket Rebalancing Adjustment. Unless otherwise specified in the relevant terms supplement, for each note, you will receive at maturity a cash payment equal to (a) the Principal Amount *multiplied* by (b) the Basket Factor on the Final Valuation Date. *The return on your initial investment at maturity will reflect the deduction of the index fee and the daily rebalancing adjustment amount from the level of each Index and the periodic deduction of the Basket Rebalancing Adjustment. Because the Index closing level of each Index reflects the daily deduction of the index fee and the daily rebalancing adjustment amount, the level of each Index will decrease if the performance of the synthetic position(s) in VIX futures contracts included in that Index, based on their official settlement prices, is not sufficient to offset the deduction of the index fee and the daily rebalancing adjustment amount. In addition, the Basket Rebalancing Adjustment will have an adverse effect on your payment at maturity, and the performance of the Basket may not be sufficient to offset the periodic deduction of the Basket Rebalancing Adjustment. You may lose some or all of your initial investment at maturity.*
Basket Factor:	The Basket Factor is initially set equal to 1.0 on the pricing date. On any other Valuation Date, the Basket Factor is calculated as follows: Basket Factor as of the immediately preceding Basket Rebalancing Date × (1 + Basket Performance as of that Valuation Date – Basket Rebalancing Adjustment as of that Valuation Date)
Basket Performance:	The Basket Performance on any Valuation Date is calculated as follows: Index Weight$_1$ × (Index Factor$_1$ as of that Valuation Date – 1) + Index Weight$_2$ × (Index Factor$_2$ as of that Valuation Date – 1)
Index Weight:	Each of the Index Weight for the Strategic Volatility Index ("Index Weight$_1$") and the Index Weight for the Strategic Volatility Long Index ("Index Weight$_2$") will be a percentage as specified in the relevant terms supplement, *provided* that the sum of Index Weight$_1$ and Index Weight$_2$ will equal 100%
Index Factor:	Each of the Index Factor for the Strategic Volatility Index ("Index Factor$_1$") and the Index Factor for the Strategic Volatility Long Index ("Index Factor$_2$") on any Valuation Date will be calculated as follows: $\frac{\text{Index closing level as of that Valuation Date}}{\text{Index closing level as of the immediately preceding Basket Rebalancing Date}}$
Basket Rebalancing Adjustment:	The Basket Rebalancing Adjustment on any Valuation Date is equal to the product of: (a) the Basket Rebalancing Adjustment Factor *and* (b) the sum of: (i) Index Weight$_1$ × the absolute value of [Index Factor$_1$ as of that Valuation Date / (1 + the Basket Performance as of that Valuation Date) – 1] *and* (ii) Index Weight$_2$ × the absolute value of [Index Factor$_2$ as of that Valuation Date / (1 + the Basket Performance as of that Valuation Date) – 1], *provided* that the Basket Rebalancing Adjustment on any Valuation Date that is (a) not a Basket Rebalancing Date or (b) the Final Valuation Date (if it is a Basket Rebalancing Date) will be equal to 0.
Basket Rebalancing Adjustment Factor:	A percentage as specified in the relevant terms supplement
Valuation Date(s):	Each Index Business Day from and including the pricing date to and including the Final Valuation Date. Valuation Dates are subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Postponement of a Valuation Date."

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<u>Key Terms (continued):</u>

Index Business Day:	Each day that is both an Index Business Day with respect to the Strategic Volatility Index as defined in the rules for the Indices ("the Rules") and an Index Business Day with respect to the Strategic Volatility Long Index as defined in the Rules. For more information about the Rules, please see "The Indices" in this product supplement.
Basket Rebalancing Date(s):	Valuation Date(s) as specified in the relevant terms supplement, *provided* that, unless otherwise specified in the relevant terms supplement, the pricing date will be a Basket Rebalancing Date. Basket Rebalancing Dates are subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Postponement of a Valuation Date."
Final Valuation Date:	As specified in the relevant terms supplement. The Final Valuation Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Postponement of a Valuation Date."
Maturity Date:	As specified in the relevant terms supplement. The maturity date of the notes is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."
Note Calculation Agent:	J.P. Morgan Securities LLC ("JPMS")
Index Calculation Agent:	J.P. Morgan Securities Ltd. ("JPMSL")

TABLE OF CONTENTS

We have not authorized anyone to provide any information other than that contained or incorporated by reference in the relevant terms supplement, this product supplement no. 23-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and with respect to JPMorgan Chase & Co. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This product supplement no. 23-I, together with the relevant terms supplement and the accompanying prospectus and prospectus supplement, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, this product supplement no. 23-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement and this product supplement no. 23-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this product supplement no. 23-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

The notes are not futures contracts and are not regulated under the Commodity Exchange Act of 1936, as amended (the "**Commodity Exchange Act**"). The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

In this product supplement no. 23-I, the relevant terms supplement and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

DESCRIPTION OF NOTES

*The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply to specific issuances of the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. 23-I have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The term "**note**" refers to each Principal Amount of our Return Notes Linked to a Weighted Basket Consisting of the J.P. Morgan Strategic Volatility Index and the J.P. Morgan Strategic Volatility Systematic Long Index.*

General

The return notes are senior unsecured obligations of JPMorgan Chase & Co. that are linked to a weighted basket (the "**Basket**") consisting of the J.P. Morgan Strategic Volatility Index (the "**Strategic Volatility Index**") and the J.P. Morgan Strategic Volatility Systematic Long Index (the "**Strategic Volatility Long Index**") (each, an "**Index**" and collectively, the "**Indices**"). The Strategic Volatility Index is a synthetic, dynamic strategy that aims to replicate the returns from combining a long position and a contingent short position in futures contracts (each, a "**VIX futures contract**" and together, "**VIX futures contracts**") on the CBOE Volatility Index® (the "**VIX Index**"), where the synthetic long position and, when activated, the synthetic short position are rolled throughout each month. The Strategic Volatility Long Index is essentially the same as the Strategic Volatility Index, except that it does not have a contingent short position in VIX futures contracts.

The notes are a series of debt securities referred to in the accompanying prospectus supplement and prospectus. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

The "**Principal Amount**" of each note will be an amount as specified in the relevant terms supplement.

The notes do not pay interest and do not guarantee any return of principal at, or prior to, maturity; **therefore, you must be aware of the risk that you may lose some or all of the principal amount of your notes at maturity.** At maturity for each note you will receive a cash payment, the amount of which will vary depending on the performance of the Basket, which is subject to the periodic deduction of the Basket Rebalancing Adjustment. The level of each Index incorporates the daily deduction of (a) an adjustment factor of 0.75% per annum (the "**index fee**") and (b) a "**daily rebalancing adjustment amount**" that is equal to the sum of (1) a rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index), applied to the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and, if applicable, (2) an additional amount equal to the rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index) applied to the amount of the change, if any, in the level of the exposure to the synthetic short position. The daily rebalancing adjustment amount is intended to approximate the slippage costs that would be experienced by a professional investor seeking to replicate the hypothetical portfolio contemplated by the applicable Index at prices that approximate the official settlement prices (which are not generally tradable) of the relevant VIX futures contracts. Slippage costs are costs that arise from deviations between the actual official settlement price of a VIX futures contract and the prices at which a hypothetical investor would expect to be able to execute trades in the market when seeking to match the expected official settlement price of a VIX futures contract. Unlike the index fee, the rebalancing adjustment factor is not a per annum fee. After the pricing date, the Basket is rebalanced periodically on each Basket Rebalancing Date and is subject to the deduction of a Basket Rebalancing Adjustment Factor on each Basket

Rebalancing Date that is applied to the weighted average of the percentage deviation of the performance of each Index from the performance of the Basket since the immediately preceding Basket Rebalancing Date. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**

The level of each Index and the value of the notes will be adversely affected, perhaps significantly, if the performance of the synthetic long position and, if applicable, the contingent synthetic short position in the relevant VIX futures contracts, determined based on the official settlement prices of the relevant VIX futures contracts, is not sufficient to offset the daily deduction of the index fee and the daily rebalancing adjustment amount. See "Risk Factors — Risks Relating to the Indices — The daily rebalancing adjustment amount is likely to have a substantial adverse effect on the level of each Index over time" in this product supplement. For more information about the daily rebalancing adjustment amount, see "The Indices — II. Calculation and Publication of Index Levels — B. Calculation of Index Levels — iii. The Rebalancing Adjustment Factor" in this product supplement.

The value of the notes will be adversely affected if the performance of the Basket is not sufficient to offset the periodic deduction of the Basket Rebalancing Adjustment. See "Risk Factors — Risks Relating to the Basket — The Basket Rebalancing Adjustment will have an adverse effect on the performance of the Basket over time" in this product supplement.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The notes will be issued in denominations as specified in the relevant terms supplement. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the accompanying prospectus supplement and "Forms of Securities — Book-Entry System" in the accompanying prospectus.

The terms of specific issuances of the notes will be described in the relevant terms supplement accompanying this product supplement no. 23-I. The terms described in that document supplement those described in this product supplement and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described in this product supplement or in the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement will control.

Payment at Maturity

The maturity date for the notes will be set forth in the relevant terms supplement and is subject to postponement if that day is not a business day or if the Final Valuation Date is postponed as described under "— Postponement of a Valuation Date" below.

The amount you will receive at maturity will reflect the performance of the Basket, which is subject to the deduction of the index fee and the daily rebalancing adjustment amount from the level of each Index and the periodic deduction of the Basket Rebalancing Adjustment. Unless otherwise specified in the relevant terms supplement, for each note, you will receive at maturity a cash payment equal to (a) the Principal Amount *multiplied* by (b) the Basket Factor on the Final Valuation Date.

The return on your initial investment at maturity will reflect the deduction of the index fee and the daily rebalancing adjustment amount from the level of each Index and the periodic deduction of the Basket Rebalancing Adjustment. Because the Index closing level of each Index reflects the daily deduction of the index fee and the daily rebalancing adjustment amount, the level of each Index will

decrease if the performance of the synthetic position(s) in VIX futures contracts included in that Index, based on their official settlement prices, is not sufficient to offset the deduction of the index fee and the daily rebalancing adjustment amount. In addition, the Basket Rebalancing Adjustment will have an adverse effect on your payment at maturity, and the performance of the Basket may not be sufficient to offset the periodic deduction of the Basket Rebalancing Adjustment. You may lose some or all of your initial investment at maturity.

The "**Basket Factor**" is initially set equal to 1.0 on the pricing date. On any other Valuation Date, the Basket Factor is calculated as follows:

Basket Factor as of the immediately preceding Basket Rebalancing Date × (1 + Basket Performance as of that Valuation Date – Basket Rebalancing Adjustment as of that Valuation Date)

The "**Basket Performance**" on any Valuation Date is calculated as follows:

Index Weight_1 × (Index Factor_1 as of that Valuation Date – 1) + Index Weight_2 × (Index Factor_2 as of that Valuation Date – 1)

The "**Index Weight**" for each Index will be a percentage as specified in the relevant terms supplement, *provided* that the sum of the Index Weights for the two Indices will equal 100%. In this product supplement, we refer to the Index Weight for the Strategic Volatility Index as "**Index Weight_1**" and the Index Weight for the Strategic Volatility Long Index as "**Index Weight_2**".

The "**Index Factor**" for each Index will be calculated as follows:

$$\text{Index Factor} = \frac{\text{Index closing level as of that Valuation Date}}{\text{Index closing level as of the immediately preceding Basket Rebalancing Date}}$$

In this product supplement, we refer to the Index Factor for the Strategic Volatility Index as "**Index Factor_1**" and the Index Factor for the Strategic Volatility Long Index as "**Index Factor_2**".

The "**Basket Rebalancing Adjustment**" on any Valuation Date is equal to the product of:

(a) the Basket Rebalancing Adjustment Factor *and*

(b) the sum of:

(i) Index Weight_1 × the absolute value of [Index Factor_1 as of that Valuation Date / (1 + the Basket Performance as of that Valuation Date) – 1] *and*

(ii) Index Weight_2 × the absolute value of [Index Factor_2 as of that Valuation Date / (1 + the Basket Performance as of that Valuation Date) – 1],

provided that the Basket Rebalancing Adjustment on any Valuation Date that is (a) not a Basket Rebalancing Date or (b) the Final Valuation Date (if it is a Basket Rebalancing Date) will be equal to 0.

The "**Basket Rebalancing Adjustment Factor**" will be a percentage as specified in the relevant terms supplement.

The "**pricing date**" will be specified in the relevant terms supplement and is subject to postponement in the event of certain market disruption events and as described under "—Postponement of a Valuation Date" below.

The **"Valuation Dates"** will be each Index Business Day from and including the pricing date to and including the Final Valuation Date. Valuation Dates are subject to postponement in the event of certain market disruption events and as described under "— Postponement of a Valuation Date" below.

An **"Index Business Day"** is a day that is both an Index Business Day with respect to the Strategic Volatility Index as defined in the rules for the Indices (the **"Rules"**) and an Index Business Day with respect to the Strategic Volatility Long Index as defined in the Rules. For more information about the Rules, please see "The Indices" in this product supplement.

The **"Basket Rebalancing Dates"** will be Valuation Dates specified in the relevant terms supplement, *provided* that, unless otherwise specified in the relevant terms supplement, the pricing date will be a Basket Rebalancing Date. Basket Rebalancing Dates are subject to postponement in the event of certain market disruption events and as described under "— Postponement of a Valuation Date" below.

The **"Final Valuation Date"** will be specified in the relevant terms supplement and is subject to postponement in the event of certain market disruption events and as described under "— Postponement of a Valuation Date" below.

With respect to each Index or any successor index thereto (as described under "General Terms of Notes — Discontinuation of an Index; Alteration of Method of Calculation"), the **"Index closing level"** on any Index Business Day will equal the official closing level of that Index or successor index, as applicable, published following the regular official weekday close of trading on that Index Business Day. In certain circumstances, the "Index closing level" will be based on the alternative calculation of the applicable Index described under "Postponement of a Valuation Date" or "General Terms of Notes — Discontinuation of an Index; Alteration of Method of Calculation."

With respect to each Index or any relevant successor index, **"relevant exchange"** means the primary exchange or market of trading for any VIX futures contract then included in that Index or successor index, as applicable.

The **"maturity date"** will be specified in the relevant terms supplement and is subject to postponement as described below. If the scheduled maturity date (as specified in the relevant terms supplement) is not a business day, then the maturity date will be the next succeeding business day following the scheduled maturity date. If, due to a market disruption event or otherwise, the Final Valuation Date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the Final Valuation Date, as postponed, unless otherwise specified in the relevant terms supplement.

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable, if any, with respect to the notes on the applicable date or dates. We will give DTC irrevocable instructions and authority to pay the applicable amount to the holders of the notes entitled thereto.

Unless otherwise specified in the relevant terms supplement, a **"business day"** is any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.

The **"Note Calculation Agent"** is the agent appointed by us to make certain calculations for the notes, which initially will be J.P. Morgan Securities LLC (**"JPMS"**). See "General Terms of Notes — Note Calculation Agent" below. JPMS is our affiliate and may have interests adverse to you. Please see "Risk Factors — We or our affiliates may have economic interests that are adverse to those of the holders of the notes because we are the issuer of the notes, our affiliate, JPMSL, is the Index Calculation Agent and sponsor of each Index and our affiliate, JPMS, is the Note Calculation Agent" and "Risk Factors — We or our affiliates may have economic interests that are adverse to those of the holders of the notes due to J.P. Morgan Securities LLC's role as Note Calculation Agent."

The **"Index Calculation Agent"** means the entity appointed by the sponsor of each Index, J.P. Morgan Securities Ltd. (**"JPMSL"**), to calculate and publish the official closing level of each Index, which is currently JPMSL. See "The Indices" below. JPMSL is our affiliate and may have interests adverse to you. Please see "Risk Factors — We or our affiliates may have economic interests that are adverse to those of the holders of the notes because we are the issuer of the notes, our affiliate, JPMSL, is the Index Calculation Agent and sponsor of each Index and our affiliate, JPMS, is the Note Calculation Agent" and "Risk Factors — Under certain limited circumstances, the Index Calculation Agent has discretion in relation to each Index and is under no obligation to consider your interests as holder of the notes."

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in the open market or by private agreement.

Postponement of a Valuation Date

If a Valuation Date is not an Index Business Day or if there is a market disruption event with respect to either Index (any such day, a **"Disrupted Day"**), the applicable Valuation Date will be postponed to the immediately succeeding Index Business Day that is not a Disrupted Day for each Index. In no event, however, will the Final Valuation Date be postponed more than eight Index Business Days following the date originally scheduled to be the Final Valuation Date.

If the Final Valuation Date has been postponed to the eighth Index Business Day following the originally scheduled Final Valuation Date and that day is a Disrupted Day for either Index, the Note Calculation Agent will determine the Index closing level of each Index for the Final Valuation Date on that eighth Index Business Day in accordance with the formula for and method of calculating the Index closing level of each Index last in effect prior to commencement of the market disruption event (or prior to the non-Index Business Day) but disregarding any previous Basket Rebalancing Date that is still subject to postponement on that eighth Index Business Day, using the official settlement price (or, if trading in the relevant VIX futures contracts has been materially suspended or materially limited, its good faith estimate of the official settlement price that would have prevailed but for that suspension or limitation or non-Index Business Day) on that eighth Index Business Day of each VIX futures contract most recently constituting each Index and any VIX futures contract required to roll any expiring futures contract in accordance with the method of calculating each Index. We describe market disruption events under "General Terms of Notes — Market Disruption Events."

RISK FACTORS

Your investment in the notes will involve certain risks. The notes do not pay interest or guarantee any return of principal at, or prior to, maturity. Investing in the notes is not equivalent to taking a long or short position (or both positions) in either Index or any of its component VIX futures contracts. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.**

Risks Relating to the Notes Generally

The notes do not pay interest or guarantee the return of your investment.

The notes do not pay interest and may not return any of your investment. The amount payable at maturity, if any, will reflect the performance of the Basket, which is subject to the deduction of the index fee and the daily rebalancing adjustment amount from the level of each Index and the periodic deduction of the Basket Rebalancing Adjustment. The daily rebalancing adjustment amount is a daily deduction equal to the sum of (1) a rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index), applied to the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and, if applicable, (2) an additional amount equal to the rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index) applied to the amount of the change, if any, in the level of the exposure to the synthetic short position. After the pricing date, the Basket is rebalanced periodically on each Basket Rebalancing Date and is subject to the deduction of a Basket Rebalancing Adjustment Factor on each Basket Rebalancing Date that is applied to the weighted average of the percentage deviation of the performance of each Index from the performance of the Basket since the immediately preceding Basket Rebalancing Date. We refer to the amount of this deduction as the Basket Rebalancing Adjustment. The amount payable at maturity will be determined pursuant to the terms described in this product supplement no. 23-I and the relevant terms supplement. You may lose some or all of your initial investment at maturity.

The return on your initial investment at maturity will reflect the deduction of the index fee and the daily rebalancing adjustment amount from the level of each Index and the periodic deduction of the Basket Rebalancing Adjustment.

Because the Index closing level of each Index reflects the deduction of the index fee and the daily rebalancing adjustment amount, the level of each Index will decrease if the performance of the synthetic position(s) in VIX futures contracts included in that Index, based on their official settlement prices, is not sufficient to offset the deduction of the index fee and the daily rebalancing adjustment amount. Please see "— Risks Relating to the Indices — The daily rebalancing adjustment amount is likely to have a substantial adverse effect on the level of each Index over time" below for more information. In addition, the Basket Rebalancing Adjustment will have an adverse effect on your payment at maturity, and the performance of the Basket may not be sufficient to offset the periodic deduction of the Basket Rebalancing Adjustment. Please see "— Risks Relating to the Basket — The Basket Rebalancing Adjustment will have an adverse effect on the performance of the Basket over time" below for more information. You may lose some or all of your initial investment at maturity.

The notes are subject to the credit risk of JPMorgan Chase & Co.

The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Our offering of the notes does not constitute an expression of our view about, or a recommendation of, the Basket, either Index, the VIX futures contracts included in either Index, the VIX Index or options on the S&P 500® Index.

You should not take our offering of the notes as an expression of our views about how the Basket, either Index, the VIX futures contracts included in either Index, the VIX Index or options on the S&P 500® Index will perform in the future or as a recommendation to invest (directly or indirectly, by taking a long or a long-short position) in the Basket, either Index, the VIX futures contracts included in either Index, the VIX Index or options on the S&P 500® Index, including through an investment in the notes. As a global financial institution, we and our affiliates may, and often do, have positions (long or short) in the Indices, the VIX futures contracts included in the Indices, the VIX Index and options on the S&P 500® Index that conflict with an investment in the notes. See "— We or our affiliates may have economic interests that are adverse to those of the holders of the notes as a result of our hedging and other trading activities" and "Use of Proceeds and Hedging" in this product supplement for some examples of potential conflicting positions we may have. You should undertake an independent determination of whether an investment in the notes is suitable for you in light of your specific investment objectives and financial resources.

We or our affiliates may have economic interests that are adverse to those of the holders of the notes because we are the issuer of the notes, our affiliate, JPMSL, is the Index Calculation Agent and sponsor of each Index and our affiliate, JPMS, is the Note Calculation Agent and an Agent of the offering of the notes.

We, JPMorgan Chase & Co., are the issuer of the notes, JPMSL, one of our affiliates, is the Index Calculation Agent and sponsor of each Index and JPMS, another affiliate of ours, is the Note Calculation Agent and an Agent of the offering of the notes. JPMSL, as Index Calculation Agent, will determine whether there has been a market disruption event with respect to either Index. JPMS, as Note Calculation Agent, will determine, among other things, whether there has been a market disruption event with respect to the notes and your payment at maturity. In the event of any such market disruption event, JPMSL may use an alternate method to calculate the applicable Index, and JPMS may postpone any Valuation Date or use an alternate method to calculate the Index closing level of each Index on that Valuation Date. JPMS, as an Agent of the offering of the notes, will receive the aggregate profits generated from the deduction of the index fee of 0.75% per annum from the level of each Index to cover ongoing payments related to the distribution of the notes and as a structuring fee for developing the notes. While we and our affiliates will act in good faith in making all determinations with respect to the notes and the Indices, there can be no assurance that any determinations made by JPMorgan Chase & Co., JPMS or JPMSL in these various capacities will not affect the value of the notes or the level of either Index. Because determinations made by JPMSL as the Index Calculation Agent and sponsor of each Index and JPMS as the Note Calculation Agent may affect the amount you receive at maturity, potential conflicts of interest may exist between JPMorgan Chase & Co., JPMSL and JPMS, on the one hand, and you, as a holder of the notes, on the other.

Under certain limited circumstances, the Index Calculation Agent has discretion in relation to each Index and is under no obligation to consider your interests as holder of the notes.

JPMSL, one of our affiliates, acts as the Index Calculation Agent and sponsor of each Index and is responsible for calculating and publishing the official closing levels of each Index, maintaining each Index and developing the guidelines and policies governing the composition and calculation of each Index. The rules governing the Indices may be amended at any time by JPMSL, in its sole discretion, and the rules also permit the use of discretion by JPMSL in relation to each Index in specific instances, including but not limited to the determination of the levels to be used in the event of market disruptions that affect its ability to calculate and publish the Indices and the interpretation of rules governing the Indices. In addition, the Index Calculation Agent has discretion, acting in good faith and in a commercially reasonable manner, to include, exclude or substitute any VIX Futures Contract or the

VIX Index on a specific date of its choosing. Unlike other indices, the maintenance of each Index is not governed by an independent committee. Although judgments, policies and determinations concerning each Index are made by JPMSL, JPMorgan Chase & Co., as the parent company of JPMSL, ultimately controls JPMSL.

Although the Index Calculation Agent will make all determinations and take all action in relation to each Index acting in good faith, it should be noted that such discretion could have an impact, positive or negative, on the Index closing levels of each Index. The Index Calculation Agent is under no obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes. Furthermore, the inclusion of the VIX futures contracts in each Index is not an investment recommendation by us or JPMSL of the VIX futures contracts or the VIX Index.

JPMS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the notes. Any such research, opinions or recommendations could affect the level of each Index and therefore the market value of the notes.

JPMS and its affiliates publish research from time to time on equity markets and other matters that may influence the value of the notes or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMS and its affiliates may have published or may publish research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Indices in the Basket to which the notes are linked.

We or our affiliates may have economic interests that are adverse to those of the holders of the notes as a result of our hedging and other trading activities.

In anticipation of the sale of the notes, we expect to hedge our obligations under the notes through certain affiliates or unaffiliated counterparties by taking positions in instruments the value of which is derived from the Indices, the VIX futures contracts that compose the Indices, the VIX Index or options on the VIX Index or the S&P 500® Index. The daily rebalancing of the VIX futures contracts may cause us to adjust our hedge frequently. We may also adjust our hedge by, among other things, purchasing or selling instruments the value of which is derived from the Indices, the VIX futures contracts that compose the Indices, the VIX Index or options on the VIX Index or the S&P 500® Index at any time and from time to time. We may also close out or unwind our hedge by selling any of the foregoing on or before any Valuation Date. The trading activity associated with these hedging transactions will contribute to the trading volume of the VIX futures contracts included in each Index and may affect the market price of these VIX futures contracts and, in turn, adversely affect the level of each Index and the performance of the notes. See "Use of Proceeds and Hedging" below for additional information about our hedging activities.

This hedging activity may present a conflict of interest between your interest as a holder of the notes and the interests our affiliates have in executing, maintaining and adjusting hedge transactions. These hedging activities could also affect the price at which JPMS is willing to purchase your notes in the secondary market.

Our hedging counterparties expect to make a profit. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.

JPMS and other affiliates of ours also trade the VIX futures contracts underlying the Indices, options on the VIX Index or the S&P 500® Index and other financial instruments related to the Indices, the VIX futures contracts that compose the Indices, the VIX Index and options on the VIX Index or the S&P 500® Index on a regular basis (taking long or short positions or both), for their accounts, for other

accounts under their management and to facilitate transactions, including block transactions, on behalf of customers. While we cannot predict an outcome, any of these hedging activities or other trading activities of ours could potentially increase the Index closing level of each Index on the pricing date and/or decrease the Index closing level of each Index on any Valuation Date, which could adversely affect your payment at maturity.

It is possible that those hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

We or our affiliates may have economic interests that are adverse to those of the holders of the notes as a result of our business activities.

In the course of our or our affiliates' trading activities, we or our affiliates may acquire material nonpublic information with respect to the VIX Index, VIX futures contracts or options on the S&P 500® Index and we will not disclose any such information to you. In addition, one or more of our affiliates may produce and/or publish research reports, or otherwise express views, with respect to expected movements in the level of the VIX Index or in the price of VIX futures contracts or options on the S&P 500® Index. We do not make any representation or warranty to any purchaser of notes with respect to any matters relating to such future movements.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for issuances of other securities or financial instruments with returns linked or related to changes in the level of each Index, the VIX futures contracts that compose the Indices, the VIX Index or options on the S&P 500® Index. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for those securities or financial instruments, our or our affiliate's interests with respect to those products may be adverse to those of the holders of the notes. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We or our affiliates may have economic interests that are adverse to those of the holders of the notes due to JPMS's role as Note Calculation Agent.

JPMS, one of our affiliates, will act as the Note Calculation Agent. The Note Calculation Agent will determine, among other things, the Index closing level of each Index, Index Factor for each Index, Basket Performance, Basket Rebalancing Adjustment and Basket Factor on each Valuation Date and the amount, if any, that we will pay you at maturity. In addition, the Note Calculation Agent will determine whether there has been a market disruption event or a discontinuation of an Index and whether there has been a material change in the method of calculating an Index. In performing these duties, JPMS may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where JPMS, as the Note Calculation Agent, is entitled to exercise discretion.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market for the notes, it may not provide enough liquidity to allow you to trade or sell the notes easily.

JPMS may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. If at any time JPMS or another Agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

The inclusion in the original issue price of each agent's commission and the estimated cost of hedging our obligations under the notes is likely to affect adversely the value of the notes prior to maturity.

While the payment at maturity, if any, will be based on the full principal amount of your notes as described in the relevant terms supplement, the original issue price of the notes includes each agent's commission and the estimated cost of hedging our obligations under the notes. This estimated cost includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing and managing such hedge and for maintaining each Index during the term of the notes through, among other things, the daily rebalancing adjustment amount and the Basket Rebalancing Adjustment. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and may be at a substantial discount from the original issue price, even in cases where each Index has appreciated since the pricing date. In addition, any such prices may differ from values determined by pricing models used by JPMS, as a result of such compensation or other transaction costs.

The notes are not regulated by the Commodity Futures Trading Commission.

The net proceeds to be received by us from the sale of the notes will not be used to purchase or sell any VIX futures contracts or options on futures contracts for your benefit. An investment in the notes thus does not constitute either an investment in futures contracts or options on futures contracts or an investment in a collective investment vehicle that trades in these futures contracts (*i.e.*, the notes will not constitute a direct or indirect investment by you in the futures contracts), and you will not benefit from the regulatory protections of the CFTC. Among other things, this means that we are not registered with the CFTC as a futures commission merchant and you will not benefit from the CFTC's or any other non-U.S. regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant. For example, the price you pay to purchase notes will be used by us for our own purposes and will not be subject to customer funds segregation requirements provided to customers that trade futures on an exchange regulated by the CFTC.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be subject to regulation as a commodity pool and its operator may be required to register with and be regulated by the CFTC as a commodity pool operator, or qualify for an exemption from the registration requirement. Because the notes will not be interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator, and you will not benefit from the CFTC's or any non-U.S. regulatory authority's regulatory protections afforded to persons who invest in regulated commodity pools.

Notes that provide exposure to equity volatility are not suitable for all investors. You should actively manage your investment in the notes.

Notes that provide exposure to equity volatility are not suitable for all investors. The notes reflect the performance of the Basket (subject to the periodic deduction of the Basket Rebalancing Adjustment), which is dependent on the performance of the Indices and, therefore, on the price of the VIX futures contracts included in the Indices. VIX futures contracts allow investors the ability to invest in forward equity volatility based on their view of the future direction of movement of the VIX Index, which is a benchmark index designed to measure the market price of volatility in large cap U.S. stocks, and is calculated based on the prices of certain put and call options on the S&P 500® Index.

As a consequence, investors in the notes should understand that their investment is exposed to the performance of the VIX futures contracts, which can be volatile and move dramatically over short periods of time. Because of the large and sudden price movements associated with VIX futures contracts, notes that provide exposure to equity volatility should be purchased only by sophisticated

investors who understand risks associated with investments linked to equity volatility and who intend to monitor and manage their investments actively. You should consider your investment horizon and objectives, financial resources and risk tolerance, as well as any potential trading costs, when evaluating an investment in the notes. Investors should regularly monitoring their investment in the notes to ensure that it remains consistent with their investment objectives.

Owning the notes is not the same as owning the VIX futures contracts included in each Index, the options used to calculate the level of the VIX Index or the equity securities included in the S&P 500® Index.

The return on your notes will not reflect the return you would realize if you actually held the VIX futures contracts included in each Index, the options used to calculate the level of the VIX Index or the equity securities included in the S&P 500® Index. Each Index is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights that investors in the VIX futures contracts included in either Index, the options used to calculate the level of the VIX Index or the equity securities included in the S&P 500® Index would have. Your notes will be paid in cash, and you will have no right to receive delivery of, or payment with respect to, the VIX futures contracts included in either Index, the options used to calculate the level of the VIX Index or any equity securities included in the S&P 500® Index (including any dividends or distributions relating to those securities).

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the performance of the Basket (subject to the periodic deduction of the Basket Rebalancing Adjustment) on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to the performance of the Basket. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including, but not limited to:

- prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index;

- prevailing market prices, volatility and liquidity of any option or futures contracts relating to the Indices, the VIX Index, the S&P 500® Index, the equity securities included in the S&P 500® Index or VIX futures contracts;

- the actual and expected frequency and magnitude of changes in each Index (*i.e.*, volatility) and in the prices of VIX futures contracts;

- the liquidity of VIX futures contracts;

- the level of correlation of the Indices;

- the time to maturity of the notes;

- interest and yield rates in the market generally;

- economic, financial, political, regulatory and judicial events that affect the VIX Index, the market for VIX futures contracts and futures contracts generally;

- supply and demand in the listed and over-the-counter equity derivative markets; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors will influence the price you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You may have to sell your notes at a substantial discount from the principal amount.

You cannot predict the future performance of the Basket based on its historical performance. The value of the Basket may decrease such that you may not receive any return of your investment. Because the Index closing level of each Index reflects the deduction of the index fee and the daily rebalancing adjustment amount, the level of each Index will decrease if the performance of the synthetic position(s) in VIX futures contracts included in that Index, based on their official settlement prices, is not sufficient to offset the deduction of the index fee and the daily rebalancing adjustment amount. In addition, the Basket Rebalancing Adjustment will have an adverse effect on your payment at maturity, and the performance of the Basket may not be sufficient to offset the periodic deduction of the Basket Rebalancing Adjustment. You may lose some or all of your initial investment at maturity. There can be no assurance that the value of the Basket will not decrease or will increase sufficiently so that at maturity you will not lose some or all of your investment.

Market disruptions may adversely affect your return.

The Note Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the Index closing level of an Index on any Valuation Date and, consequently, the Index Factor for that Index, Basket Performance, Basket Rebalancing Adjustment and Basket Factor on that Valuation Date, and calculating the amount that we are required to pay you, if any, at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the Note Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that any Valuation Date and the maturity date will be postponed and your return will be adversely affected. See "General Terms of Notes — Market Disruption Events." In the event of such a postponement, the Index closing level of each Index for the relevant Valuation Date may not be the official closing level of that Index published on that date, but may be determined by the Note Calculation Agent in the manner described under "Description of Notes — Postponement of a Valuation Date," which may adversely affect the return on your investment in the notes.

The tax consequences of an investment in the notes are unclear.

There is no direct legal authority as to the proper U.S. federal income tax treatment of the notes, and we do not intend to request a ruling from the Internal Revenue Service (the "IRS") regarding the notes. The IRS might not accept, and a court might not uphold, the treatment of the notes as open transactions that are not debt instruments, as described in "Material U.S. Federal Income Tax Consequences." If the IRS were successful in asserting an alternative treatment for the notes, the timing and/or character of income on the notes could be affected materially and adversely. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S.

Holders should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in this product supplement no. 23-I and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may acquire the notes only for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any of those notes in the secondary market may be limited.

Risks Relating to the Basket

The Basket Rebalancing Adjustment will have an adverse effect on the performance of the Basket over time.

After the pricing date, the Basket is rebalanced periodically on each Basket Rebalancing Date and is subject to the deduction of a Basket Rebalancing Adjustment Factor on each Basket Rebalancing Date that is applied to the weighted average of the percentage deviation of the performance of each Index from the performance of the Basket since the immediately preceding Basket Rebalancing Date. We refer to the amount of this deduction as the Basket Rebalancing Adjustment. If the percentage change in the level of each Index over the relevant period is different from each other, then the Basket Rebalancing Adjustment on the current Basket Rebalancing Date (unless it is the Final Valuation Date) will be a positive amount (which will be deducted) and will have a negative effect on the performance of the Basket. On each Basket Rebalancing Date (unless it is the Final Valuation Date), the greater the percentage deviation of the performance of each Index from the performance of the Basket over the relevant period, the greater the Basket Rebalancing Adjustment and the greater the negative effect on the performance of the Basket. In addition, because the Basket Factor on each Basket Rebalancing Date reflects the deduction of the Basket Rebalancing Adjustment, all else being equal, a higher Basket Rebalancing Adjustment will result in a lower Basket Factor at the beginning of the next rebalancing period. Accordingly, over time, the negative effect of the Basket Rebalancing Adjustment is compounded. While the amount of the Basket Rebalancing Adjustment on each Basket Rebalancing Date cannot be predicted with certainty, the Basket Rebalancing Adjustment will have an adverse effect on the performance of the Basket over time.

The Indices may not be equally weighted.

If so specified in the relevant terms supplement, the Indices may have different weights in determining the performance of the Basket. For example, the relevant terms supplement may specify that Index Weight$_1$ is 60% and Index Weight$_2$ is 40%. One consequence of an unequal weighting of the Indices is that the same percentage change in the level of each Index may have different effects on the value of the Basket. For example, if Index Weight$_1$ is greater than Index Weight$_2$, a 5% decrease in the level of the Strategic Volatility Index will have a greater effect on the value of the Basket than a 5% decrease in the level of the Strategic Volatility Long Index.

Changes in the level of each Index may offset each other.

Movements in the Indices may not correlate with each other. At a time when the level of one Index increases, the level of the other Index may not increase as much or may even decline. Therefore, in calculating the value of the Basket, an increase in the level of one Index may be moderated, or more than offset, by a lesser increase or decline in the level of the other Index, particularly if the Index that appreciates is of relatively low weight in the Basket.

Movements in the Indices may be highly correlated.

High correlation of movements in the Indices during periods of negative returns for the Indices could have an adverse effect on your return on your initial investment at maturity. However, the movements in the Indices may become uncorrelated in the future. Accordingly, at a time when the level of one Index increases, the level of the other Index may not increase as much or may even decline. See "— Changes in the level of each Index may offset each other" above.

The Basket may not perform as well as the Strategic Volatility Index, especially in contango markets.

The Strategic Volatility Long Index does not include the contingent synthetic short position in VIX futures contracts found in the Strategic Volatility Index. The contingent synthetic short position is intended to offset the impact of the negative performance of the synthetic long position, especially when the markets for VIX futures contracts are in contango (*i.e.*, when the price of VIX futures contracts decreases as the contracts move nearer to maturity). By including the Strategic Volatility Long Index in the Basket, the Basket will be more susceptible to the negative performance of the relevant VIX futures contracts included in the synthetic long position and may not perform as well as the Strategic Volatility Index, especially in contango markets. See "— Risks Relating to the Indices — Changing prices of the VIX futures contracts included in each Index may result in a reduced amount payable at maturity."

Risks Relating to the Indices

The reported level of each Index will include the deduction of an index fee and a daily rebalancing adjustment amount.

One way in which each Index may differ from other indices is that its daily reported levels include a deduction from the aggregate performance of the relevant VIX futures contracts, based on their official settlement prices, of (a) an adjustment factor of 0.75% per annum (*i.e.*, the index fee) and (b) a daily rebalancing adjustment amount that is equal to the sum of (1) a rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index), applied to the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and, if applicable, (2) an additional amount equal to the rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index) applied to the amount of the change, if any, in the level of the exposure to the synthetic short position. As a result of these deductions, the value of each Index will trail the value of a hypothetical identically constituted synthetic portfolio that is not subject to deductions for slippage costs (as represented by the daily rebalancing adjustment factor) and the index fee.

The daily rebalancing adjustment amount is likely to have a substantial adverse effect on the level of each Index over time.

Unlike the index fee, the rebalancing adjustment factor, which is used to calculate the daily rebalancing adjustment amount, is not a per annum fee. The daily rebalancing adjustment amount is equal to the sum of (1) a rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index), applied to the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and, if applicable, (2) an additional amount equal to the rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index) applied to the amount of the change, if any, in the level of the exposure to the synthetic short position.

The daily rebalancing adjustment amount, which is deducted from the level of each Index each day, is intended to approximate the slippage costs that would be experienced by a professional investor seeking to replicate the hypothetical portfolio contemplated by the applicable Index at prices that approximate the official settlement prices (which are not generally tradable) of the relevant VIX

futures contracts. Slippage costs are costs that arise from deviations between the actual official settlement price of a VIX futures contract and the prices at which a hypothetical investor would expect to be able to execute trades in the market when seeking to match the expected official settlement price of a VIX futures contract. However, the actual slippage costs that would be incurred if a professional investor were to seek to replicate such a portfolio may be higher or lower than the daily rebalancing adjustment amount used in the calculation of each Index.

For example, for the Strategic Volatility Index, assuming that (a) the level of the VIX Index is equal to or less than 35 (which corresponds to the lowest rate of 0.20% per day for the rebalancing adjustment factor) and (b) the synthetic short position is fully activated, the performance of the Strategic Volatility Index would be lower by 0.80% over a one-month roll period (or lower by 9.60% over the course of a year) as compared to the performance of a hypothetical alternative index based solely on the official settlement prices of the VIX futures contracts and the deduction of the index fee but without accounting for a deduction of a daily rebalancing adjustment amount. All else being equal, in order to receive a positive return on your initial investment at maturity, the performance of the synthetic positions in VIX futures contracts included in the Strategic Volatility Index, based on their official settlement prices, must be sufficient to offset the negative effect of the daily rebalancing adjustment amount (and the negative effect of the index fee and the Basket Rebalancing Adjustment).

When the level of the VIX Index is greater than 35, the rebalancing adjustment factor will be greater than 0.20% and can be up to 0.50% per day. In this case, the impact on the performance of each Index due to the daily rebalancing adjustment amount will be substantially greater. For example, for the Strategic Volatility Index, if the level of the VIX Index is greater than 70 (which corresponds to the highest rate of 0.50% per day for the rebalancing adjustment factor) and the synthetic short position is fully activated, the performance of the Strategic Volatility Index would be lower by 2.0% over a one-month roll period as compared to the performance of a hypothetical alternative index based solely on the official settlement prices of the VIX futures contracts and the deduction of the index fee, without accounting for a deduction of a daily rebalancing adjustment amount. However, the VIX Index historically has not remained at such elevated levels for more than a few days, weeks or months at a time. Nevertheless, we cannot provide any assurance that the VIX Index will consistently remain at or below 35 (which corresponds to the lowest rate of 0.20% per day for the rebalancing adjustment factor) over the term of the notes.

In addition, for the Strategic Volatility Index, on days on which the amount of the exposure to the synthetic short position is adjusted (which adjustments occur in increments of 20% per day), in determining the daily rebalancing adjustment amount, the rebalancing adjustment factor of between 0.20% and 0.50% per day is effectively applied to an amount of up to twice the change in the exposure to the synthetic short position. Therefore, a change in the exposure to the synthetic short position will also result in a substantial increase in the daily rebalancing adjustment amount for the Strategic Volatility Index.

While the amount of the daily rebalancing adjustment amount for each Index cannot be predicted with certainty, the daily rebalancing adjustment amount is likely to have a substantial adverse effect on the level of each Index over time. For more information about the daily rebalancing adjustment amount for each Index, see "The Indices — II. Calculation and Publication of Index Levels — B. Calculation of Index Levels — iii. The Rebalancing Adjustment Factor" in this product supplement.

When the synthetic short position in the Strategic Volatility Index is activated, your return on the notes attributable to the Strategic Volatility Index is dependent on the net performance, not the absolute performance, of the synthetic positions.

When the synthetic short position in the Strategic Volatility Index is activated, your return on the notes attributable to the Strategic Volatility Index is dependent on the net performance of the synthetic long position *minus* the synthetic short position (taking into account the exposure to the

synthetic short position). Under these circumstances, the absolute performance of the synthetic long position and the synthetic short position is not relevant to the return on your notes attributable to the Strategic Volatility Index. The level of the Strategic Volatility Index and the value of the notes may decline, perhaps significantly, even if the synthetic long position generates a positive return.

There is unlimited loss exposure to the synthetic short position in the Strategic Volatility Index, when activated, and such exposure may result in a significant drop in the level of the Strategic Volatility Index.

The Strategic Volatility Index employs a technique generally known as a "long-short" strategy when the synthetic short position is activated. This means the Strategic Volatility Index reflects the net return of a synthetic long position and a synthetic short position and may suffer losses when the value of the VIX futures contracts underlying the synthetic short position increases. In a long-short strategy, the maximum increase in the value of the synthetic long position is unlimited, while the maximum decrease in the value of the synthetic long position is limited to a loss of the entire value of the VIX futures contracts underlying the synthetic long position. On the other hand, the maximum increase in the value of the synthetic short position is limited to a loss of the entire value of VIX futures contracts underlying the synthetic short position, while the maximum decrease in the value of the synthetic short position is unlimited. Because there is no limit to possible increases in the value of the VIX futures contracts underlying the synthetic short position, the potential losses as a result of short exposure are unlimited; however, in no event will you lose more than your entire investment in the notes.

Each Index may not be successful, and may not outperform any alternative strategy that might be employed in respect of the VIX futures contracts underlying that Index.

Each Index follows a synthetic rules-based proprietary strategy that operates on the basis of pre-determined rules. Accordingly, you should determine whether those rules as described under "The Indices" are appropriate in light of your individual circumstances and investment objectives. No assurance can be given that the investment strategy on which each Index is based will be successful or that each Index will outperform any alternative strategy that might be employed in respect of the VIX futures contracts underlying that Index.

There may be significant fluctuations in the level of each Index, which could affect the value of the notes.

The performance of each Index is dependent on the performance of the synthetic position(s) in VIX futures contracts included in that Index. As a consequence, investors in investment products linked to a Basket consisting of the Indices should understand that their investment is exposed to the performance of the VIX futures contracts included in each Index. The levels of the futures contracts underlying each Index can be volatile and move dramatically over short periods of time. There can be no assurance that the relevant synthetic exposures will not be subject to substantial negative returns. Positive returns on each Index may therefore be reduced or eliminated entirely due to movements in any of these market parameters.

Because of the large and sudden price movements associated with VIX futures contracts, the historical and hypothetical back-tested performance of each Index has been highly volatile. It is likely that each Index will continue to be highly volatile in the future, with the potential for significant fluctuations in the daily performance of that Index. Accordingly, the notes are not designed for investors who are unwilling to be exposed to potential significant fluctuations in the level of each Index and, therefore, in the value of the notes.

Changing prices of the VIX futures contracts included in each Index may result in a reduced amount payable at maturity.

Each Index is a rolling index, which rolls throughout each month. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, futures contracts normally specify a certain date for the delivery of the underlying asset or financial instrument or, in the case of futures contracts relating to indices such as the VIX Index, a certain date for payment in cash of an amount determined by the level of the relevant index. As the VIX futures contracts included in each Index approach expiration, they are replaced by similar contracts that have a later expiration. Thus, for example, a VIX futures contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October may be gradually replaced by a contract for delivery in November, through incremental synthetic sales of a portion of the position in the October contract, accompanied by incremental synthetic purchases of the November contract. This process is referred to as "rolling."

The synthetic long position is not likely to generate positive returns when the market for VIX futures contracts is in "contango," meaning that the price of a VIX futures contract with a later expiration is higher than the price of a VIX futures contract with an earlier expiration. Excluding other considerations, if the market for the relevant VIX futures contracts is in contango, the purchase of the third-month VIX futures contract in connection with the roll of the synthetic long position would take place at a price that is higher than the price of the sale of the second-month VIX futures contract, thereby creating a negative "roll yield." Contango in VIX futures contracts is typical in a low-volatility market environment.

To address this potential weakness, the Strategic Volatility Index seeks to progressively activate a synthetic short position in short-dated VIX futures contracts when the relevant VIX futures contracts are in contango. Excluding other considerations, if the market for the relevant VIX futures contracts is in contango, the sale of the second-month VIX futures contract in connection with the roll of the synthetic short position would take place at a price that is higher than the price of the purchase of the first-month VIX futures contract, thereby creating a positive "roll yield," which is intended to offset or possibly exceed the negative roll yield generated by the synthetic long position. If, however, the VIX futures contracts are in "backwardation," meaning that the price of a VIX futures contract with a later expiration is lower than the price of a VIX futures contract with an earlier expiration, the roll of the synthetic short position would create a negative roll yield. Backwardation in VIX futures contracts is typical in a high-volatility market environment. When the relevant VIX futures contracts are in backwardation, the Strategic Volatility Index seeks to progressively deactivate the synthetic short position.

While the strategy of the Strategic Volatility Index is intended to cause the synthetic short position to be fully activated during periods when the market for VIX futures contracts is in contango so that positive roll yields from the synthetic short exposure will offset or possibly exceed negative roll yields from the synthetic long position, no assurance can be given that the investment strategy on which the Strategic Volatility Index is based will be successful. In addition, while the strategy of the Strategic Volatility Index is intended to cause the short position to be fully deactivated during periods when the market for the relevant VIX futures contracts is in backwardation so that negative roll yields for the synthetic short position would be avoided, no assurance can be given that negative roll yields will be avoided. See "— Due to the time lag inherent in the Strategic Volatility Index, the exposure to the synthetic short position may not be adjusted quickly enough in response to a change in market conditions for the investment strategy on which the Strategic Volatility Index is based to be successful" below for more information. Furthermore, the Strategic Volatility Long Index does not include this synthetic short position feature and will not benefit from any positive roll yield from any synthetic short position in VIX futures contracts.

The level of each Index, and therefore the value of the notes, may not increase even when the synthetic long position or, if applicable, the synthetic short position, when activated, generates a positive return.

The performance of a rolling excess return index, like each Index, is affected by the price return of the futures contracts underlying that index and the roll return from rolling those futures contracts over time. See "— Each Index is an excess return index, and not a total return index." In addition, the performance of a long-short index, such as the Strategic Volatility Index when the contingent synthetic short position is activated, is affected by the relative performance of the synthetic long position and the synthetic short position, and not by the absolute performance of either synthetic position. See "— When the synthetic short position in the Strategic Volatility Index is activated, your return on the notes attributable to the Strategic Volatility Index is dependent on the net performance, not the absolute performance, of the synthetic positions." Furthermore, each Index rolls its futures contracts throughout each monthly rebalancing period in order to keep the weighted average maturity of the relevant futures contracts underlying the synthetic position(s) to a specified level (approximately two months for the synthetic long position and, if applicable, approximately one month for the synthetic short position). Under this rolling process, with respect to the synthetic long position, after initially establishing a synthetic long position in the second-month VIX futures contract (*i.e.*, synthetically buying the second-month VIX futures contract) at the beginning of a monthly rebalancing period, each Index will synthetically sell a portion of the second-month VIX futures contract and buy a portion of the third-month VIX futures contract on each rebalancing day during the monthly rebalancing period. Similarly, with respect to the synthetic short position in the Strategic Volatility Index, when activated, after initially establishing a synthetic short position in the first-month VIX futures contract (*i.e.*, synthetically selling short the first-month VIX futures contract) at the beginning of a monthly rebalancing period, the Strategic Volatility Index will synthetically buy a portion of the first-month VIX futures contract and sell a portion of the second-month VIX futures contract on each rebalancing day during the monthly rebalancing period. Finally, when activating the synthetic short position, the Strategic Volatility Index does so progressively in 20% increments on each rebalancing day (so long as the conditions for activating the synthetic short position continue to hold true on that day) until it is fully activated; however, the synthetic short position may not be fully activated, may remain partially activated for a sustained period of time or may not be activated at all.

Effect of Market Conditions on the Performance of the Synthetic Positions

When the market for VIX futures contracts is in contango, the price of VIX futures contracts will decrease as the contracts move nearer to maturity. Under these market conditions, the price return of each VIX futures contract that composes the synthetic long position generally will be negative (as the price today would be less than the price observed the day before), and the roll return generally will also be negative (as each Index would be synthetically selling a portion of the second-month VIX futures contract at a price that is lower than the price it pays to synthetically buy a portion of the third-month VIX futures contract). Therefore, under these market conditions and, with respect to the Strategic Volatility Index, if the synthetic short position is not activated, generally, we expect the level of each Index and therefore the value of the notes to decline. We should note, with respect to the Strategic Volatility Index, that, unless the market is in contango only for short periods of time, we do not expect this scenario to occur, as we expect the Strategic Volatility Index to activate the synthetic short position when the market is in contango for a sustained period of time. Conversely, under these market conditions, when the synthetic short position in the Strategic Volatility Index is activated, although the price return of each VIX futures contract that composes the synthetic short position generally will also be negative, because this is a synthetic short position, the negative price return of the relevant VIX futures contracts will generate a positive return for the synthetic short position. In addition, the roll return generally will also be positive (as the Strategic Volatility Index would be synthetically selling a portion of the second-month VIX futures contract at a price that is higher than the price it pays to synthetically buy a portion of the first-month VIX futures contract). Therefore, generally under these market conditions, the synthetic short position, when activated, will generate a

positive return. However, recall that, for a long-short index, the absolute performance of each synthetic position is irrelevant and only the relative performance of the two synthetic positions matters. Accordingly, under these market conditions, we expect the level of the Strategic Volatility Long Index to decline and when the synthetic short position is activated, generally, we expect the level of the Strategic Volatility Index to decline if the positive return from the synthetic short position is not sufficient to offset the negative return from the synthetic long position. Accordingly, the value of the notes may also decline under these circumstances.

When the market for VIX futures contracts is in backwardation, the price of VIX futures contracts will increase as the contracts move nearer to maturity. Under these market conditions, the price return of each VIX futures contract that composes the synthetic long position generally will be positive (as the price today would be higher than the price observed the day before), and the roll return generally will also be positive (as each Index would be synthetically selling a portion of the second-month VIX futures contract at a price that is higher than the price it pays to synthetically buy a portion of the third-month VIX futures contract). Therefore, under these market conditions and, with respect to the Strategic Volatility Index, if the synthetic short position is not activated, generally, we expect the level of each Index and therefore the value of the notes to increase. Conversely, under these market conditions, when the synthetic short position in the Strategic Volatility Index is activated, although the price return of each VIX futures contract that composes the synthetic short position generally will also be positive, because this is a synthetic short position, the positive price return of the relevant VIX futures contracts will generate a negative return for the synthetic short position. In addition, the roll return generally will also be negative (as the Strategic Volatility Index would be synthetically selling a portion of the second-month VIX futures contract at a price that is lower than the price it pays to synthetically buy a portion of the first-month VIX futures contract). Therefore, generally under these market conditions, the synthetic short position, when activated, will generate a negative return. However, recall that, for a long-short index, the absolute performance of each synthetic position is irrelevant and only the relative performance of the two synthetic positions matter. Accordingly, under these market conditions, when the synthetic short position is activated, generally, we expect the level of the Strategic Volatility Index to decline if the positive return from the synthetic long position is not sufficient to offset the negative return from the synthetic short position. We should note that, unless the market is in backwardation only for short periods of time, we do not expect this scenario to occur, as we expect the Strategic Volatility Index to deactivate (or not activate) the synthetic short position when the market is in backwardation for a sustained period of time.

In some cases, the market for VIX futures contracts may not be in backwardation or contango, and the price of one VIX futures contract underlying a synthetic position may increase while the other VIX futures contracts underlying the same synthetic position may decrease. In this situation, whether a synthetic position generates positive or negative returns will depend on the relative weights and price movements of the VIX futures contracts underlying the synthetic position. For example, if on an Index Business Day for an Index the second-month VIX futures contract underlying the synthetic long position in that Index has a weight of 25% and its price increases by 2% and the third-month VIX futures contract underlying the synthetic long position has a weight of 75% and its price decreases by 1%, the synthetic long position would generate a negative return of -0.25% (25% × 2% + 75% × -1%) on that Index Business Day.

Effect of the Performance of the Synthetic Positions on the Level of Each Index and the Value of the Notes

Generally, we expect the level of an Index to increase in the following situations, assuming, in each case, that the return from the synthetic long position (if, with respect to the Strategic Volatility Index, the synthetic short position is not activated) or, with respect to the Strategic Volatility Index, the net return of the synthetic positions (when the synthetic short position is activated) is sufficient to offset the negative effect of the index fee and the daily rebalancing adjustment amount:

- with respect to the Strategic Volatility Index, the synthetic long position generates a negative return, but the synthetic short position generates a positive return (after taking into account the exposure to the synthetic short position) that is greater than the negative return generated by the synthetic long position (which is typical in markets exhibiting contango); or

- the synthetic long position generates a positive return and, with respect to the Strategic Volatility Index, the synthetic short position is not activated (which is typical in markets exhibiting backwardation).

Conversely, we expect the level of an Index to decrease in the following situations:

- the return from the synthetic long position (if, with respect to the Strategic Volatility Index, the synthetic short position is not activated) or, with respect to the Strategic Volatility Index, the net return of the synthetic positions (when the synthetic short position is activated) is not sufficient to offset the negative effect of the index fee and the daily rebalancing adjustment amount;

- the synthetic long position generates a negative return and, with respect to the Strategic Volatility Index, the synthetic short position is not activated;

- with respect to the Strategic Volatility Index, both synthetic positions generate negative returns; or

- with respect to the Strategic Volatility Index, the negative return generated by one synthetic position is greater than the positive return generated by the other synthetic position (after taking into account the exposure to the synthetic short position).

With respect to the Strategic Volatility Index, there can be no assurance that the synthetic positions will always correlate in a manner that will result in an increase in the level of the Strategic Volatility Index. You should understand that the notes involve a strategy that seeks to profit in part from the potential divergence of the performances of the synthetic positions in the Strategic Volatility Index, as described in the first bullet point above. However, under the circumstances described in the third and fourth bullet points above, the level of each Index will decline, resulting in a decrease in the value of the notes, and under the circumstances described in the fifth and sixth bullet points above, the level of the Strategic Volatility Index will decline.

With respect to the Strategic Volatility Index, because exposure to the synthetic short position is adjusted only if the applicable conditions are satisfied for three consecutive Index Business Days, the exposure to the synthetic short position may not be adjusted during non-trending market conditions.

With respect to the Strategic Volatility Index, exposure to the synthetic short position will vary between 0% and 100%. The exposure to the synthetic short position will be increased by 20% on any Index Business Day for the Strategic Volatility Index (as defined in "The Indices" in this product supplement) if the level of the VIX Index for each of the three immediately preceding Index Business Days was less than the rolling, weighted average price of the first-month and second-month VIX futures contracts included (or that would have been included) in the synthetic short position, as long as the exposure to the synthetic short position is less than 100%. Conversely, the exposure to the synthetic short position will be decreased by 20% on any Index Business Day if the level of the VIX Index for each of the three immediately preceding Index Business Days was greater than or equal to the rolling, weighted average price of the first-month and second-month VIX futures contracts included in the synthetic short position, as long as the exposure to the synthetic short position is greater than 0%. On any Index Business Day for which neither condition is met, the synthetic short position will not be increased or decreased.

Because exposure to the synthetic short position is adjusted only if the applicable conditions are satisfied for three consecutive Index Business Days, the exposure to the synthetic short position may not be adjusted during non-trending, or "choppy," market conditions. For example, the exposure to the synthetic short position will not be adjusted if the level of the VIX Index is greater than or equal to the rolling, weighted average price of the first-month and second-month VIX futures contracts included in the synthetic short position for one or two Index Business Days, after which the level of the VIX Index is less than the rolling, weighted average price of the first-month and second-month VIX futures contracts included in the synthetic short position for one or two Index Business Days. As a result, the synthetic short position may not be activated or deactivated or may be activated or deactivated over a long period when non-trending market conditions persist. As a result, the Strategic Volatility Index may incur negative roll yields for an activated (or partially activated) synthetic short position or may fail to capture positive roll yields from a deactivated (or partially deactivated) synthetic short position. See the immediately following risk factor for additional information.

Due to the time lag inherent in the Strategic Volatility Index, the exposure to the synthetic short position may not be adjusted quickly enough in response to a change in market conditions for the investment strategy on which the Strategic Volatility Index is based to be successful.

Because large price movements in VIX futures contracts can occur suddenly and over a short period of time, the VIX futures contracts included in the Strategic Volatility Index may rapidly move from backwardation to contango or from contango to backwardation; however, the exposure to the synthetic short position in the Strategic Volatility Index will remain unchanged until the applicable conditions described in the immediately preceding risk factor have been satisfied for three consecutive Index Business Days, after which the exposure to the synthetic short position will change in increments of 20% per Index Business Day. Accordingly, at a minimum, eight Index Business Days will elapse from the change in the futures market before the synthetic short position can be fully activated or deactivated, by which time market conditions may have changed. Due to this time lag, the exposure to the synthetic short position may not be adjusted quickly enough for the investment strategy on which the Strategic Volatility Index is based to be successful.

The Strategic Volatility Index may not activate or deactivate the synthetic short position at all due to short-term changes in the VIX futures contracts. Price movements in the VIX futures contracts over a period of three Index Business Days could be significant. Accordingly, the Strategic Volatility Index may not benefit from an activation of the synthetic short position in short periods of contango and the Strategic Volatility Index may be adversely affected if the synthetic short position is not deactivated during a short period of backwardation. In addition, because it takes at least eight Index Business Days to activate or deactivate fully the synthetic short position, by the time the synthetic short position is activated or deactivated fully, the prices of the VIX futures contracts may be moving in the opposite direction, which may adversely affect the level of the Strategic Volatility Index.

See "— Changing prices of the VIX futures contracts included in each Index may result in a reduced amount payable at maturity" above for more information about the effect of contango and backwardation on the level of each Index.

Each Index comprises synthetic assets.

The exposure to VIX futures contracts provided by each Index is purely synthetic and will exist solely in the records maintained by or on behalf of the Index Calculation Agent. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the VIX futures contracts underlying each Index.

Each Index is an excess return index, and not a total return index.

Each Index is an excess return index and not a total return index. The return from investing in futures contracts derives from three sources: (a) changes in the price of the relevant futures contracts (which is known as the "price return"); (b) any profit or loss realized when rolling the relevant futures contracts (which is known as the "roll return"); and (c) any interest earned on the cash deposited as collateral for the purchase of the relevant futures contracts (which is known as the "collateral return").

Some indices linked to futures contracts are excess return indices that measure the returns accrued from investing in uncollateralized futures contracts (*i.e.*, the sum of the price return and the roll return associated with an investment in futures contracts). By contrast, a total return index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts (*i.e.*, the collateral return associated with an investment in futures contracts). Because each Index is an excess return index, investing in the notes will therefore not generate the same return as would be generated from investing directly in the relevant VIX futures contracts or in a total return index related to the VIX futures contracts.

Each Index has a limited operating history and may perform in unanticipated ways.

Each Index was established on July 30, 2010 and therefore has a limited operating history. Any back-testing or similar analysis performed by any person in respect of each Index must be considered illustrative only and may be based on estimates or assumptions not used by the Index Calculation Agent when determining the level of that Index. Past performance should not be considered indicative of future performance.

Each Index may in the future include contracts that are not traded on regulated futures exchanges.

Each Index is currently based solely on futures contracts traded on regulated futures exchanges (referred to in the United States as "designated contract markets"). If these exchange-traded futures cease to exist, each Index may also cease to exist or may in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in those contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the provisions of, and the protections afforded by, the Commodity Exchange Act, or other applicable statutes and related regulations that govern trading on regulated U.S. futures exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on those facilities, and the inclusion of those contracts in either Index, may be subject to certain risks not presented by U.S. exchange-traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.

The VIX Index is a theoretical calculation and is not a tradable index.

The VIX Index is a theoretical calculation and cannot be traded on a spot price basis. The settlement price at maturity of the VIX futures contracts contained in each Index is based on this theoretically derived calculation. As a result, the behavior of the VIX futures contracts that are included in each Index may be different from futures contracts whose settlement prices are based on tradable assets.

Concentration risks associated with each Index may adversely affect the value of your notes.

Each Index includes VIX futures contracts with a maturity of three months or less and thus is less diversified than other funds, investment portfolios or indices investing in or tracking a broader range of products and, therefore, could experience greater volatility. You should be aware that other indices may be more diversified than each Index in terms of both the number and variety of VIX futures contracts. You will not benefit, with respect to the notes, from any of the advantages of a diversified investment and will bear the risks of a highly concentrated investment.

Daily rebalancing of each Index may affect trading in the relevant VIX futures contracts.

The daily rebalancing of the VIX futures contracts underlying each Index may cause us, our affiliates or third parties with whom we transact to adjust our or their hedges accordingly. The trading activity associated with these hedging transactions will contribute to the trading volume of the VIX futures contracts included in each Index and may affect the market price of these VIX futures contracts and, in turn, adversely affect the level of each Index.

Historical levels of comparable indices should not be taken as an indication of the future performance of each Index during the term of the notes.

It is impossible to predict whether each Index will rise or fall. The actual performance of each Index over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical levels of comparable indices, which in most cases have been highly volatile.

The VIX futures contracts composing each Index or the VIX Index may be removed or replaced in certain extraordinary events.

Following the occurrence of certain extraordinary events with respect to the VIX futures contracts included in each Index or the VIX Index, as described under "The Indices — IV. Extraordinary Events with Respect to a VIX Futures Contract" and "The Indices — V. Extraordinary Events with Respect to the VIX Index," respectively, the affected futures contract may be replaced by a substitute futures contract or the VIX Index may be replaced by a successor base index, as applicable. You should realize that the changing of a futures contract or the base index may affect the performance of the applicable Index, and therefore, the return on the notes, as the replacement futures contract or base index may perform significantly better or worse than the affected futures contract or the VIX Index.

The settlement price of VIX futures contracts may not be readily available.

The official settlement prices of VIX futures contracts are calculated and published by the CBOE and are used to calculate the level of each Index. Any disruption or discontinuation in CBOE trading of the relevant VIX futures contracts could affect the availability of the official settlement prices. This may delay or prevent the calculation of each Index.

An increase in the margin requirements for VIX futures contracts included in each Index may adversely affect the value of the notes.

Futures exchanges require market participants to post collateral in order to open and to keep open positions in futures contracts. If an exchange increases the amount of collateral required to be posted to hold positions in VIX futures contracts underlying either Index, market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the price of the relevant VIX futures contracts to decline significantly. As a result, the level of each Index and the value of the notes may be adversely affected.

VIX futures contracts have limited historical information.

VIX futures contracts have only traded freely since March 26, 2004, and not all futures contracts of all relevant maturities have traded at all times since that date. Because the VIX futures contracts that underlie each Index are of recent origin and limited historical performance data exists with respect to them, your investment in the notes may involve a greater risk than investing in alternate securities linked to one or more financial measures with an established record of performance. The liquidity of trading in VIX futures contracts could decline in the future, which could affect adversely the value of the notes.

The notes are not linked to the VIX Index and the value of the notes may be less than it would have been had the notes been linked to the VIX Index.

The value of the notes will be linked to the value of a Basket consisting of the Indices, and your ability to benefit from any rise or fall in the level of the VIX Index is limited. Each Index is based upon holding a rolling synthetic long position and, with respect to the Strategic Volatility Index, a contingent rolling synthetic short position in VIX futures contracts. The relevant VIX futures contracts will not necessarily track the performance of the VIX Index or a long position in the VIX Index or a long-short position in the VIX Index, as applicable. The notes may not benefit from increases or decreases in the level of the VIX Index because such increases or decreases will not necessarily cause the price of the relevant VIX futures contracts to rise or fall. Accordingly, a hypothetical investment that was linked directly to the performance of the VIX Index (long or short) could generate a higher return than the notes.

The notes are not linked to the options used to calculate the VIX Index, to the actual volatility of the S&P 500® Index or to the equity securities included in the S&P 500® Index.

The VIX Index measures the 30-day forward volatility of the S&P 500® Index as calculated based on the prices of certain put and call options on the S&P 500® Index. The actual volatility of the S&P 500® Index may differ, perhaps significantly, from the level predicted by the VIX Index or from the prices of the put and call options included in the calculation of the VIX Index. The value of the notes is based on the value of the relevant VIX futures contracts included in each Index. The notes are not linked to the realized or implied volatility over a specific period of time and will not reflect the return you would realize if you owned, or held a short position in, the equity securities underlying the S&P 500® Index or traded put and call options used to calculate the level of the VIX Index or other instruments intended to provided a return equal to that of the VIX Index.

The level of the VIX Index has tended to revert to a long-term mean level and any increase in the spot level of the VIX Index will likely continue to be constrained.

In the past, the level of the VIX Index has typically reverted over the longer term to a historical mean, and its absolute level has been constrained within a band. It is likely that the spot level of the VIX Index will continue to do so in the future, especially when economic uncertainties recede. If this happens, the value of VIX futures contracts may decrease, and the potential upside of your investment in the notes due to the synthetic long position may correspondingly be limited as a result. Under these circumstances, unless the synthetic short position with respect to the Strategic Volatility Index, when activated, generates a positive return that is sufficient to offset any negative return for the synthetic long position and the daily deduction of the index fee and daily rebalancing adjustment amount for the Strategic Volatility Index, the level of each Index and the value of your notes will be adversely affected.

The Chicago Board Options Exchange, Incorporated (the "CBOE"), the sponsor of the VIX Index, and Standard & Poor's Financial Services LLC ("S&P"), the sponsor of the S&P 500® Index, may adjust the VIX Index and the S&P 500® Index, respectively, in a way that affects their levels, and CBOE and S&P have no obligation to consider your interests.

The CBOE is responsible for calculating and maintaining the VIX Index, and S&P is responsible for calculating and maintaining the S&P 500® Index. The CBOE can make methodological changes to the calculation of the VIX Index that could affect the value of VIX futures contracts and, consequently, the value of the notes. Additionally, the CBOE may alter, discontinue or suspend calculation or dissemination of the VIX Index and/or the exercise settlement value. S&P can add, delete or substitute the equity securities underlying the S&P 500® Index, respectively, or make other methodological changes that could change the level of the S&P 500® Index. The changing of equity securities included in the S&P 500® Index may affect the S&P 500® Index, as a newly added equity security may perform significantly better or worse than the equity security or securities it replaces. Such a change may also affect the value of the put and call options used to calculate the level of the VIX Index. Additionally, the CBOE or S&P may alter, discontinue or suspend calculation or dissemination of the VIX Index and the S&P 500® Index, respectively.

Any of these actions by the CBOE or S&P could adversely affect the value of the notes. The CBOE and S&P have no obligation to consider your interests in calculating or revising the VIX Index and the S&P 500® Index, respectively. See "Background on the CBOE Volatility Index®" and "Background on the S&P 500® Index" below for additional information.

Historical performance of each Index should not be taken as an indication of the future performance of that Index during the term of the notes.

The actual performance of each Index over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical performance of that Index or its hypothetical, back-tested historical performance. The official settlement prices and final settlement values of the VIX futures contracts underlying each Index and the level of the VIX Index will determine the level of that Index. As a result, it is impossible to predict whether the level of each Index will rise or fall.

USE OF PROCEEDS AND HEDGING

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes and the estimated cost of hedging our obligations under the notes. We may have hedged our obligations under the notes through certain affiliates or unaffiliated counterparties.

The estimated cost of hedging includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing and managing such hedge and for maintaining each Index during the term of the notes through, among other things, the daily rebalancing adjustment amount and the Basket Rebalancing Adjustment. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, expect to hedge some or all of our anticipated exposure in connection with the notes. In addition, from time to time after we issue the notes, we, through our affiliates or others, may enter into additional hedging transactions and close out or unwind those we have entered into, in connection with the notes and possibly in connection with our or our affiliates' exposure to the Indices or the VIX futures contracts that compose the Indices. To accomplish this, we, through our affiliates or others, may take positions in instruments the value of which is derived from the Indices or the VIX futures contracts that compose the Indices. From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy that may involve taking long or short positions in the instruments described above.

While we cannot predict an outcome, any of these hedging activities or other trading activities of ours could potentially increase the Index closing level of each Index on the pricing date and/or decrease the Index closing level of each Index on any Valuation Date, which could adversely affect your payment at maturity. It is possible that those hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines. For example, in connection with the maintenance of each Index, JPMS may receive a portion of the aggregate profits, if any, that may be generated from time to time related to some portion of the deduction of the daily rebalancing adjustment amount from the level of that Index. See "Risk Factors — We or our affiliates may have economic interests that are adverse to those of the holders of the notes as a result of our hedging and other trading activities" above.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. We may hedge our exposure on the notes directly or we may aggregate this exposure with other positions taken by us and our affiliates with respect to our exposure to specific levels or VIX futures contracts. No note holder will have any rights or interest in our hedging activity or any positions we or any affiliated or unaffiliated counterparties may take in connection with our hedging activity.

THE INDICES

The Indices were developed and are maintained and calculated by J.P. Morgan Securities Ltd. ("**JPMSL**"). The description of the strategy and methodology underlying each Index included in this product supplement is based on rules formulated by JPMSL (the "**Rules**") and is qualified by the full text of the Rules. The Rules, and not this description, will govern the calculation and constitution of each Index and other decisions and actions related to its maintenance. The Rules in effect as of the date of this product supplement are attached as Annex A to this product supplement. The Indices are the intellectual property of JPMSL, and JPMSL reserves all rights with respect to its ownership of the Indices.

The Strategic Volatility Index is published by Bloomberg L.P. under the ticker symbol "JPUSSTVL." The Strategic Volatility Long Index is published by Bloomberg L.P. under the ticker symbol "JPUSSTSL."

The Strategic Volatility Index is a synthetic, dynamic strategy that aims to replicate the returns from combining a long position and a contingent short position in futures contracts (each, a "**VIX futures contract**" and together, "**VIX futures contracts**") on the CBOE Volatility Index® (the "**VIX Index**"), where the synthetic long position and, when activated, the synthetic short position, after being established initially in the second-month VIX futures contract or the first-month VIX futures contract, respectively, are rolled throughout each month as described below. The Strategic Volatility Long Index is essentially the same as the Strategic Volatility Index, except that it does not have a contingent short position in VIX futures contracts. The VIX Index is a benchmark index designed to measure the market price of volatility in large cap U.S. stocks over 30 days in the future. The calculation of the spot level of the VIX Index is based on prices of put and call options on the S&P 500® Index. Futures on the VIX Index allow investors the ability to invest in forward volatility based on their view of the future direction of movement of the VIX Index.

Each Index is a rolling index, which rolls throughout each month. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, futures contracts normally specify a certain date for the delivery of the underlying asset or financial instrument or, in the case of futures contracts relating to indices such as the VIX Index, a certain date for payment in cash of an amount determined by the level of the relevant index. As described in more detail below, the synthetic long position is maintained by synthetically selling VIX futures contracts on a daily basis that specify cash settlement on a nearby date and synthetically buying futures contracts on the VIX Index on a daily basis that specify cash settlement on a later date. On the other hand, with respect to the Strategic Volatility Index, the synthetic short position, when activated, is maintained by synthetically buying VIX futures contracts on a daily basis that specify cash settlement on a nearby date and synthetically selling VIX futures contracts on a daily basis that specify cash settlement on a later date. This process is known as "rolling" a futures position.

The synthetic long position rolls throughout each month from the second-month VIX futures contract into the third-month VIX futures contract. When activated, the synthetic short position with respect to the Strategic Volatility Index rolls throughout each month from the first-month VIX futures contract into the second-month VIX futures contract. One of the effects of daily rolling is to maintain a specified weighted average maturity for the underlying VIX futures contracts. The weighted average maturity for the VIX futures contracts underlying the synthetic long position is approximately two months on any day and for the VIX futures contracts underlying the synthetic short position, if applicable, is approximately one month on any day.

With respect to the Strategic Volatility Index, exposure to the synthetic short position will vary between 0% and 100%. The exposure to the synthetic short position will be increased by 20% on any Index Business Day (as defined below) if the level of the VIX Index for each of the three immediately preceding Index Business Days was less than the rolling, weighted average of the first-month and second-month VIX futures contracts included (or that would have been included) in the synthetic short

position, as long as the exposure to the synthetic short position is less than 100%. Conversely, the exposure to the synthetic short position will be decreased by 20% on any Index Business Day if the level of the VIX Index for each of the three immediately preceding Index Business Days was greater than or equal to the rolling, weighted average of the first-month and second-month VIX futures contracts included in the synthetic short position, as long as the exposure to the synthetic short position is greater than 0%. On any Index Business Day for which these conditions are not met, the synthetic short position will not be increased or decreased.

Because, at a minimum, eight Index Business Days will elapse from a change in the relative level of the VIX Index and the weighted average price of the relevant VIX futures contracts before the synthetic short position can be fully activated or deactivated, the Strategic Volatility Index is subject to a time lag. See "Risk Factors — Risks Relating to the Indices — Due to the time lag inherent in the Strategic Volatility Index, the exposure to the synthetic short position may not be adjusted quickly enough in response to a change in market conditions for the investment strategy on which the Strategic Volatility Index is based to be successful" in this product supplement.

Each Index aims to provide a synthetic long exposure to VIX futures contracts with a weighted average maturity of approximately two months. A synthetic long position may not generate positive returns when the market for VIX futures contracts is in "contango," meaning that the price of a VIX futures contract with a later expiration is higher than the price of a VIX futures contract with an earlier expiration. Excluding other considerations, if the market for the relevant VIX futures contracts is in contango, the synthetic purchase of the third-month VIX futures contract in connection with the roll of the synthetic long position would take place at a price that is higher than the price at which the synthetic sale of the second-month VIX futures contract would take place, thereby creating a negative "roll yield."

To address the potential for a negative roll yield when VIX futures contracts are in contango, the Strategic Volatility Index seeks to progressively activate a synthetic short position in VIX futures contracts with a weighted average maturity of approximately one month when the market for the relevant VIX futures contracts is in contango. Excluding other considerations, if the market for the relevant VIX futures contracts is in contango, the synthetic sale of the second-month VIX futures contract in connection with the roll of the synthetic short position would take place at a price that is higher than the price at which the synthetic purchase of the first-month VIX futures contract would take place, thereby creating a positive "roll yield," which is intended to offset the negative roll yield generated by the synthetic long position. If, however, the VIX futures contracts are in "backwardation," meaning that the price of a VIX futures contract with a later expiration is lower than the price of a VIX futures contract with an earlier expiration, the roll of the synthetic short position would create a negative roll yield. By contrast, the Strategic Volatility Long Index does not include any synthetic short position in VIX futures contracts and therefore will not benefit from any positive roll yield from any synthetic short position in VIX futures contracts.

No assurance can be given that either Index's strategy will be successful or that either Index will generate positive returns. See "Risk Factors — Risks Relating to the Indices" in this product supplement.

On each Index Business Day, the calculation of each Index reflects the deduction of (a) an adjustment factor of 0.75% per annum and (b) a daily rebalancing adjustment amount that is equal to the sum of (1) a rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index), applied to the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and, if applicable, (2) an additional amount equal to the rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index) applied to the amount of the change, if any, in the level of the exposure to the synthetic short position. Unlike the adjustment factor, the rebalancing adjustment factor is not a per annum fee. The daily rebalancing adjustment amount is intended to approximate the slippage costs that

would be experienced by a professional investor seeking to replicate the hypothetical portfolio contemplated by the applicable Index at prices that approximate the official settlement prices (which are not generally tradable) of the relevant VIX futures contracts. Slippage costs are costs that arise from deviations between the actual official settlement price of a VIX futures contract and the prices at which a hypothetical investor would expect to be able to execute trades in the market when seeking to match the expected official settlement price of a VIX futures contract.

Each Index was established on July 30, 2010.

For more information about VIX futures contracts and the VIX Index, please see "Background on Futures Contracts on the CBOE Volatility Index®" and "Background on the CBOE Volatility Index®," respectively, in this product supplement.

Each Index is described as a "synthetic" portfolio or strategy because its reported value does not represent the value of any actual assets held by any person and there is no actual portfolio of assets in which any person has any ownership interest.

I. Contract Rolling and Rebalancing

The synthetic long position of each Index maintains a weighted average maturity of approximately two months by synthetically selling second-month VIX futures contracts and synthetically buying third-month VIX futures contracts on each Index Business Day during a Rebalancing Period (each, a "**Rebalancing Date**"). When activated, the synthetic short position of the Strategic Volatility Index maintains a weighted average maturity of approximately one month by synthetically buying first-month VIX futures contracts and synthetically selling second-month VIX futures contracts on each Rebalancing Date during a Rebalancing Period. This process is known as "rolling" a futures position.

Each "**Rebalancing Period**" starts on the monthly final settlement date of the VIX futures contracts as published by the Exchange (the "**Rebalancing Settlement Date**") (currently, the Wednesday falling 30 calendar days before the S&P 500 option expiration for the following month), and runs to but excluding the next month's Rebalancing Settlement Date, which is the first day of the following Rebalancing Period.

The "**Exchange**" means the Chicago Board Options Exchange or any successor thereof or otherwise any exchange on which any Successor Futures Contract (as defined below) is traded or the VIX Index is listed (as the case may be) from time to time.

On the first day of each Rebalancing Period, all of the weight of the synthetic long position will be allocated to a long position in second-month VIX futures contracts. On each subsequent Index Business Day during the Rebalancing Period, a fraction of the notional amount of second-month VIX futures contracts is sold, and an equivalent notional amount of third-month VIX futures contracts is purchased. The fraction, or quantity, purchased is proportional to the total number of scheduled Index Business Days that have elapsed since the last Index Business Day over the total number of scheduled Index Business Days in the current Rebalancing Period. In this way, the initial long position in second-month VIX futures contracts is progressively moved to third-month VIX futures contracts over the course of the month, until the following Rebalancing Period starts and the old third-month VIX futures contract becomes the new second-month VIX futures contract.

With respect to the Strategic Volatility Index, if the synthetic short position is activated, on the first day of each Rebalancing Period, all of the weight of the synthetic short position will be allocated to a short position in first-month VIX futures contracts. On each subsequent Index Business Day during the Rebalancing Period, a fraction of the notional amount of first-month VIX futures contracts is purchased, and an equivalent notional amount of second-month VIX futures contracts is sold. The fraction, or quantity, sold is proportional to the total number of scheduled Index Business Days that have elapsed since the last Index Business Day over the total number of scheduled Index Business Days

in the current Rebalancing Period. In this way, the initial short position in first-month VIX futures contracts is progressively moved to second-month VIX futures contracts over the course of the month, until the following Rebalancing Period starts and the old second-month VIX futures contract becomes the new first-month VIX futures contract.

Accordingly, the weights of the VIX futures contracts included in each Index on any Index Business Day during a Rebalancing Period are calculated as follows:

$$\text{ContractWeight(1, t)} = dr / dp,$$

$$\text{ContractWeight(2, t)} = (dp\text{-}dr) / dp$$

where:

ContractWeight(1, t)	means, (a) with respect to the synthetic long position, the weight of the second-month VIX futures contract with respect to the current Index Business Day and (b) with respect to the synthetic short position, if applicable, the weight of the first-month VIX futures contract with respect to the current Index Business Day;
ContractWeight(2, t)	means, (a) with respect to the synthetic long position, the weight of the third-month VIX futures contract with respect to the current Index Business Day and (b) with respect to the synthetic short position, if applicable, the weight of the second-month VIX futures contract with respect to the current Index Business Day;
dp	means the total number of Index Business Days in the Rebalancing Period in which the current Index Business Day falls (irrespective of whether any such day(s) are or become subject to an Index Disruption Event); and
dr	means the total number of Index Business Days from, and including, the current Index Business Day to, but excluding, the next Rebalancing Settlement Date (irrespective of whether any such day(s) are or become subject to an Index Disruption Event).

II. Calculation and Publication of Index Levels

A. Publication of Index Levels

Subject to the occurrence of an Index Disruption Event (as defined below), the Index Calculation Agent will calculate and publish the level of each Index (the "**Index Level**") with respect to each Index Business Day. The Index Level of each Index is rounded to two decimal places before being published.

The calculation agent for each Index is JPMSL or any affiliate, subsidiary or third party designated by JPMSL (the "**Index Calculation Agent**").

With respect to each Index, an "**Index Business Day**" means each day (other than a Saturday or Sunday) on which the Exchange(s) in respect of each VIX futures contract and the VIX Index are open for trading during its or their regular trading sessions.

B. Calculation of Index Levels

The Index Level of each Index is calculated in U.S. dollars with respect to each Index Business Day by adjusting the Index Level of that Index as of the immediately preceding Index Business Day to reflect the return of that Index since the immediately preceding Index Business Day. On any Index Business Day, the return of that Index reflects the following:

(a) the return of the gross index (*i.e.*, the return of that Index determined by reference to the performance of the synthetic long position and, if applicable, any synthetic short position, without deducting any fees or costs) since the immediately preceding Index Business Day;

(b) the deduction of an adjustment factor of 0.75% per annum (the "**Adjustment Factor**"); and

(c) a deduction equal to the sum of a rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index on the immediately preceding Index Business Day) (the "**Rebalancing Adjustment Factor**"), applied to (1) the aggregate notional amount of each of the VIX futures contracts hypothetically traded that Index Business Day and (2) the amount of the change, if any, in the level of the exposure to the synthetic short position, if applicable (the "**Daily Rebalancing Percentage**"). Unlike the Adjustment Factor, the Rebalancing Adjustment Factor is not a per annum fee.

The Index Level of each Index has a base level of 100.00 as of September 19, 2006 (the "**Base Date**").

Subject to the occurrence of an Index Disruption Event, the Index Level of each Index on each Index Business Day is calculated as follows:

$$\text{Index(t)} = \text{Index(t-1)} \times (1 + \text{Return(t)})$$

where:

Index(t)   means the Index Level of that Index with respect to the current Index Business Day;

Index(t-1)   means the Index Level of that Index published by the Index Calculation Agent with respect to the immediately preceding Index Business Day that is not a Disrupted Day (as defined below); and

Return(t)   means the return of that Index from the immediately preceding Index Business Day that is not a Disrupted Day to the current Index Business Day, calculated as follows:

$$\text{Return(t)} = \text{GrossIndReturn(t)} - \text{AdjAmount(t)} - \text{RepAdjAmount(t)}$$

where:

GrossIndReturn(t) means the gross index return of that Index with respect to the current Index Business Day, as described under "i. The Gross Index Return" below;

AdjAmount(t)   means the amount deducted due to the Adjustment Factor with respect to the current Index Business Day, as described under "ii. The Adjustment Factor" below; and

RepAdjAmount(t)   means the percentage reduction in the Index Level of that Index due to the Rebalancing Adjustment Factor with respect to the current Index Business Day, as described under "iii. The Rebalancing Adjustment Factor" below.

i. The Gross Index Return

With respect to each Index, the gross index return is equal to the percentage increase or percentage decrease in the gross index level of that Index from the immediately preceding Index Business Day to the current Index Business Day and is calculated as follows:

GrossIndexReturn(t) = (GrossIndex(t) / GrossIndex(t-1)) – 1

The gross index level of each Index is the level of that Index determined by reference to the performance of the synthetic long position and, if applicable, any synthetic short position, without taking into account the effect of the Adjustment Factor or the Rebalancing Adjustment Factor. The gross index level of each Index is calculated with respect to each Index Business Day by adjusting the gross index level of that Index as of the immediately preceding Index Business Day to reflect the return of the synthetic long position and, if applicable, the return of any synthetic short position since the immediately preceding Index Business Day.

Subject to the occurrence of an Index Disruption Event, the gross index level of the Strategic Volatility Index on each Index Business Day is calculated as follows:

GrossIndex(t) = GrossIndex(t-1) × (1 + Long Return(t) – I(t-1) × Short Return(t))

and the gross index level of the Strategic Volatility Long Index on each Index Business Day is calculated as follows:

GrossIndex(t) = GrossIndex(t-1) × (1 + Long Return(t))

where:

GrossIndex(t)	means the gross index level of the applicable Index with respect to the current Index Business Day;
GrossIndex(t-1)	means the gross index level of the applicable Index with respect to the immediately preceding Index Business Day that is not a Disrupted Day;
Long Return(t)	means the return of the synthetic long position from the immediately preceding Index Business Day that is not a Disrupted Day to the current Index Business Day, as described under "1. The Long Return and the Short Return" below;
Short Return(t)	means the return of any synthetic short position from the immediately preceding Index Business Day that is not a Disrupted Day to the current Index Business Day, as described under "1. The Long Return and the Short Return" below; and
I(t-1)	means the amount of exposure to the synthetic short position, which will be between 0% and 100%, as of the immediately preceding Index Business Day, as described under "2. The Short Position Exposure" below.

1. The Long Return and the Short Return

When the market for VIX futures contracts is in backwardation, the price of VIX futures contracts will increase as the contracts move nearer to maturity. If the prices of the VIX futures contracts that compose a synthetic position increase on any Index Business Day, the return with respect to a synthetic long position will be positive, which will increase the gross index level, but because the synthetic short position, if applicable, represents short exposure to the underlying VIX futures contracts, a return with respect to the synthetic short position, if activated, will be negative, which will *decrease* the gross index level.

On the other hand, when the market for VIX futures contracts is in contango, the price of VIX futures contracts will decrease as the contracts move nearer to maturity. If the prices of the VIX futures contracts that compose a synthetic position decrease on any Index Business Day, the return with respect to a synthetic long position will be negative, which will decrease the gross index level, but because the synthetic short position, if applicable, represents short exposure to the underlying VIX futures contracts, a return with respect to the synthetic short position, if activated, will be negative, which will *increase* the gross index level.

The long return and, if applicable, the short return reflect the weighted average return of the VIX futures contracts included in the synthetic long position or synthetic short position, respectively. On any Index Business Day other than the Index Business Day immediately following a Rebalancing Settlement Date, the Long Return and, if applicable, the Short Return are calculated as follows:

Short Return(t) = [ContractWeight(1, t-1) × ContractPrice(1, t) / ContractPrice(1, t-1)] + [ContractWeight(2, t-1) × ContractPrice(2, t) / ContractPrice(2, t-1)] − 1

Long Return(t) = [ContractWeight(1, t-1) × ContractPrice(2, t) / ContractPrice(2, t-1)] + [ContractWeight(2, t-1) × ContractPrice(3, t) / ContractPrice(3, t-1)] − 1

where:

ContractWeight(1, t-1)	means, (a) with respect to the synthetic long position, the weight of the second-month VIX futures contract with respect to the immediately preceding Index Business Day and (b) with respect to the synthetic short position, if applicable, the weight of the first-month VIX futures contract with respect to the immediately preceding Index Business Day, calculated as set forth under "Contract Rolling and Rebalancing" above;
ContractWeight(2, t-1)	means, (a) with respect to the synthetic long position, the weight of the third-month VIX futures contract with respect to the immediately preceding Index Business Day and (b) with respect to the synthetic short position, if applicable, the weight of the second-month VIX futures contract with respect to the immediately preceding Index Business Day, calculated as set forth under "Contract Rolling and Rebalancing" above;
ContractPrice(i, t)	means the Daily Contract Reference Price of the ith-month VIX futures contract on the current Index Business Day; and
ContractPrice(i, t-1)	means the Daily Contract Reference Price of the ith-month VIX futures contract on the immediately preceding Index Business Day that is not a Disrupted Day.

The "**Daily Contract Reference Price**" means, with respect to a VIX futures contract, (a) in respect of any Index Business Day that is a Rebalancing Settlement Date, the Final Settlement Value of that VIX futures contract; or (b) in respect of any other Index Business Day, the Closing Price of that VIX futures contract.

The "**Final Settlement Value**" means, with respect to a VIX futures contract and a Rebalancing Settlement Date, the final settlement value (howsoever described in the rules of the Exchange) for that VIX futures contract as published by the Exchange.

The "**Closing Price**" means, with respect to a VIX futures contract and an Index Business Day, the official settlement price (howsoever described in the rules of the Exchange) for that VIX futures contract as published by the Exchange.

On the Index Business Day immediately following a Rebalancing Settlement Date, the formulas for the Long Return and, if applicable, the Short Return are expressed differently to reflect that, following the Rebalancing Settlement Date, the second-month VIX futures contract has become the first-month VIX futures contract and the third-month VIX futures contract has become the second-month futures contract. In addition, the contract weights drop away because the synthetic long position and, if applicable, the synthetic short position are each concentrated in a single contract on a Rebalancing Settlement Date. Accordingly, the Long Return and, if applicable, the Short Return on the Index Business Day immediately following a Rebalancing Settlement Date are calculated as follows:

Short Return (t) = ContractPrice(1, t) / ContractPrice(2, t-1) − 1

Long Return (t) = ContractPrice(2, t) / ContractPrice(3, t-1) − 1

2. The Short Position Exposure

With respect to the Strategic Volatility Index, exposure to the synthetic short position will vary between 0% and 100%. The exposure to the synthetic short position will be increased by 20% on any Index Business Day if the level of the VIX Index for each of the three immediately preceding Index Business Days was less than the weighted average of the Daily Contract Reference Prices of the first-month and second-month VIX futures contracts included (or that would have been included) in the synthetic short position (the "**Weighted Average Contract Price**"), as long as the exposure to the synthetic short position is less than 100%. Conversely, the exposure to the synthetic short position will be decreased by 20% on any Index Business Day if the level of the VIX Index for each of the three immediately preceding Index Business Days was greater than or equal to the Weighted Average Contract Price, as long as the exposure to the synthetic short position is greater than 0%. On any Index Business Day for which these conditions are not met, the synthetic short position will not be increased or decreased.

On any Index Business Day, the Weighted Average Contract Price is equal to:

ContractWeight(1, t) × ContractPrice(1, t) + ContractWeight(2, t) × ContractPrice(2, t)

On any Index Business Day, the level of the VIX Index is the official closing level of the VIX Index published by the sponsor of the VIX Index with respect to that Index Business Day.

Because large price movements in VIX futures contracts can occur suddenly, the VIX futures contracts may rapidly move from backwardation to contango or from contango to backwardation; however, the exposure to the synthetic short position will remain unchanged until the applicable conditions have been satisfied for three consecutive Index Business Days, after which the exposure to the synthetic short position will change in increments of 20% per Index Business Day. Accordingly, at a minimum, eight Index Business Days will elapse from the change in the futures market before the synthetic short position can be fully activated or deactivated, by which time market conditions may have changed. No assurance can be given that the exposure to the synthetic short position will be adjusted quickly enough for the investment strategy on which the Strategic Volatility Index is based to be successful. See "Risk Factors — Risks Relating to the Indices — Due to the time lag inherent in the Strategic Volatility Index, the exposure to the synthetic short position may not be adjusted quickly enough in response to a change in market conditions for the investment strategy on which the Strategic Volatility Index is based to be successful" in this product supplement.

The following table shows the exposure to the synthetic short position on twenty Index Business Days based on hypothetical levels of the VIX Index and hypothetical Weighted Average Contract Prices, assuming an initial exposure of 60%.

Index Business Day	VIX Index Level	Weighted Average Contract Price	VIX Index Level is less than Weighted Average Contract Price	Exposure to the Synthetic Short Position Effective on the Index Business Day
-2	25.00	26.00	Yes	N/A
-1	25.50	27.50	Yes	N/A
0	26.00	26.50	Yes	N/A
1	25.50	25.75	Yes	60%
2	26.00	25.50	No	80%
3	25.75	27.75	Yes	80%
4	26.50	27.00	Yes	80%
5	27.75	29.75	Yes	80%
6	31.00	28.00	No	100%
7	33.75	31.75	No	100%
8	36.00	34.00	No	100%
9	37.75	35.75	No	80%
10	39.00	37.00	No	60%
11	39.75	39.00	No	40%
12	40.00	40.25	Yes	20%
13	39.75	37.75	No	20%
14	39.00	37.00	No	20%
15	37.75	35.75	No	20%
16	36.00	34.00	No	0%
17	33.75	35.75	Yes	0%
18	31.00	33.00	Yes	0%
19	27.75	29.75	Yes	0%
20	24.00	26.00	Yes	20%

The numbers appearing in the table above are purely hypothetical, and actual VIX Index Levels and Weighted Average Contract Prices and the actual exposure to the synthetic short position may be different. These numbers should not be taken as an indication or prediction of future VIX Index Levels or Weighted Average Contract Prices or future exposure to the synthetic short position and are intended merely to illustrate how the exposure to the synthetic short position may change in response to changes in VIX Index Levels and Weighted Average Contract Prices in hypothetical scenarios.

ii. The Adjustment Factor

On each Index Business Day, the Index Level of each Index is subject to the daily deduction of a hypothetical amount that reflects the Adjustment Factor of 0.75% per annum and the number of calendar days that have elapsed since the immediately preceding Index Business Day, calculated as follows:

$$\textbf{AdjAmount(t)} = A \times n(t\text{-}1,t) / 360$$

where:

A   means the Adjustment Factor of 0.75% per annum; and

n(t-1,t)   means the number of calendar days from, and including, the immediately preceding Index Business Day that is not a Disrupted Day to, but excluding, the current Index Business Day.

iii. The Rebalancing Adjustment Factor

On each Index Business Day, the Index Level of each Index is subject to the daily deduction of a hypothetical amount that reflects the Rebalancing Adjustment Factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index on the immediately preceding Index Business Day), calculated as follows:

$$\text{RepAdjAmount(t)} = \text{DailyRebalPercentage(t)} \times R$$

where:

DailyRebalPercentage(t)   means the Daily Rebalancing Percentage on the current Index Business Day, determined as described below; and

R   means the Rebalancing Adjustment Factor on the current Index Business Day, determined by reference to the level of the VIX Index on the immediately preceding Index Business Day, determined as follows:

Level of the VIX Index on the immediately preceding Index Business Day	Rebalancing Adjustment Factor
=< 35	0.20%
=< 50 and > 35	0.30%
=< 70 and > 50	0.40%
> 70	0.50%

With respect to each Index, the product of the Daily Rebalancing Percentage as of the current Index Business Day and the Rebalancing Adjustment Factor is intended to approximate the slippage costs (expressed as a percentage of the Index Level of that Index as of the immediately preceding Index Business Day) that would be experienced by a professional investor seeking to replicate the hypothetical portfolio contemplated by that Index at prices that approximate the official settlement prices (which are not generally tradable) of the relevant VIX futures contracts. Slippage costs are costs that arise from deviations between the actual official settlement price of a VIX futures contract and the prices at which a hypothetical investor would expect to be able to execute trades in the market when seeking to match the expected official settlement price of a VIX futures contract. On any Index Business Day, the Daily Rebalancing Percentage for an Index is composed of the following:

(a) for the Strategic Volatility Index only, changes in the notional amount (expressed as a percentage of the Index Level of the Strategic Volatility Index as of the immediately preceding Index Business Day) allocated to the first-month VIX futures contract from the immediately preceding Index Business Day to the current Index Business Day due to the net effect of:

(1) if the exposure to the synthetic short position is greater than 0% on the immediately preceding Index Business Day, the decrease in the synthetic short exposure to the first-month VIX futures contract from the immediately preceding Index Business Day to the current Index Business Day as a result of the roll for that day required to maintain the weighted average maturity of the synthetic short position; and

(2) the change, if any, in the exposure to the first-month VIX futures contract arising from the change, if any, in the exposure to the synthetic short position (if the relevant criteria set forth above are satisfied so that the exposure to the synthetic short position is increasing or decreasing, this amount will be equal to 20%; otherwise, it will be equal to 0%) from the immediately preceding Index Business Day to the current Index Business Day;

(b) changes in the notional amount (expressed as a percentage of the Index Level of that Index as of the immediately preceding Index Business Day) allocated to the second-month VIX futures contract from the immediately preceding Index Business Day to the current Index Business Day due to the net effect of:

(1) (x) the decrease in the synthetic long position in the second-month VIX futures contract from the immediately preceding Index Business Day to the current Index Business Day as a result of the roll for that day required to maintain the weighted average maturity of the synthetic long position and (y) for the Strategic Volatility Index only, if the exposure to the synthetic short position is greater than 0% on the immediately preceding Index Business Day, the increase in the synthetic short exposure to the second-month VIX futures contract from the immediately preceding Index Business Day to the current Index Business Day as a result of the roll for that day required to maintain the weighted average maturity of the synthetic short position (note that both (x) and (y) result in synthetic sales of a portion of the second-month VIX futures contract); and

(2) for the Strategic Volatility Index only, the change, if any, in the exposure to the second-month VIX futures contract arising from the change, if any, in the exposure to the synthetic short position (if the relevant criteria set forth above are satisfied so that the exposure to the synthetic short position is increasing or decreasing, this amount will be equal to 20%; otherwise, it will be equal to 0%) from the immediately preceding Index Business Day to the current Index Business Day;

(c) changes in the notional amount (expressed as a percentage of the Index Level of that Index as of the immediately preceding Index Business Day) allocated to the third-month VIX futures contract from the immediately preceding Index Business Day to the current Index Business Day due to the increase in the synthetic long exposure to the third-month VIX futures contract from the immediately preceding Index Business Day to the current Index Business Day as a result of the roll for that day required to maintain the weighted average maturity of the synthetic long position; and

(d) for the Strategic Volatility Index only, the amount of the change in the level of the exposure to the synthetic short position (if the relevant criteria set forth above are satisfied so that the exposure to the synthetic short position is increasing or decreasing, this amount will be equal to 20%; otherwise, it will be equal to 0%) from the immediately preceding Index Business Day to the current Index Business Day. While the change in the exposure to the synthetic short position will be reflected in (a) and (b) above, the amount of the change in the level of the exposure to the synthetic short position is included as a separate component of the Daily Rebalancing Percentage for the Strategic Volatility Index in order to approximate the additional slippage costs that would be incurred when hypothetically rebalancing a larger position of VIX futures contracts in connection with a 20% increase or decrease in the exposure to the synthetic short position.

The decrease or increase in the exposure to a VIX futures contract is, in each case, the difference between the notional exposure based on the weight of the applicable VIX futures contract on the current Index Business Day and the notional exposure based on the weight of that VIX futures contract on the immediately preceding Index Business Day, adjusted to reflect the change in the Daily Reference Contract Price from the immediately preceding Index Business Day. In addition, with respect to the Strategic Volatility Index, the weights of the VIX contracts futures contracts included in the synthetic short position are adjusted to reflect the exposure to the synthetic short position on the relevant Index Business Day.

For example, with respect to the Strategic Volatility Index, assuming that (a) the Daily Reference Contract Price of each VIX futures contract remains unchanged from the immediately preceding Index Business Day to the current Index Business Day, (b) the Rebalancing Period consists of 20 Index Business Days (so that the roll of the relevant VIX futures contracts occurs at a pace of 5% on each Index Business Day over the one-month Rebalancing Period), (c) the immediately preceding Index Business Day was the first Index Business Day in the Rebalancing Period and (d) the exposure to the synthetic short position is 100% on the immediately preceding Index Business Day and the current Index Business Day, the Daily Rebalancing Percentage would be calculated as follows:

$$|(\text{-}100)\% - (\text{-}95)\%| + |(0\% - (\text{-}5)\%) + (100\% - 95\%)| + |0\% - 5\%| + |100\% - 100\%| =$$

| A | B(1) | B(2) | C | D |

$$5\% + 5\% + 5\% + 5\% + 0\% = \mathbf{20\%}$$

As shown above,

- the roll of the synthetic short position requires a reduction in the synthetic short exposure to the first-month VIX futures contract from -100% to -95% (this is captured in "A" in the equation above) and an increase in the synthetic short exposure to the second-month VIX futures contract (that is included the synthetic short position) from 0% to -5% (this is captured in "B(1)" in the equation above);

- the roll of the synthetic long position requires a reduction in the synthetic long exposure to the second-month VIX futures contract from 100% to 95% (this is captured in "B(2)" in the equation above) and an increase in the synthetic long exposure to the third-month VIX futures contract from 0% to 5% (this is captured in "C" in the equation above); and

- the exposure to the synthetic short position remains unchanged at 100% (this is captured in "D" in the equation above).

The percentage reduction in the Index Level of the Strategic Volatility Index due to the Rebalancing Adjustment Factor is equal to the product of the Rebalancing Adjustment Factor and the Daily Rebalancing Percentage. Assuming that the level of the VIX Index on the current Index Business Day is less than or equal to 35, so that the Rebalancing Adjustment Factor on the current Index Business Day is equal to 0.20%, the percentage reduction in the Index Level of the Strategic Volatility Index due to the Rebalancing Adjustment Factor with respect to the current Index Business Day would be calculated as follows:

$$20\% \times 0.20\% = \mathbf{0.040\%}$$

Given the assumptions stated above, the percentage reduction in the Index Level of the Strategic Volatility Index due to the Rebalancing Adjustment Factor over the course of a one-month roll period would be equal to 0.80% (or 9.60% over the course of a year).

If, however, the level of the VIX Index were greater than 70, the Rebalancing Adjustment Factor on the current Index Business Day would be equal to 0.50%, and the percentage reduction in the Index Level of the Strategic Volatility Index due to the Rebalancing Adjustment Factor with respect to the current Index Business Day would be calculated as follows:

$$20\% \times 0.50\% = \mathbf{0.100\%}$$

The Daily Rebalancing Percentage is significantly greater on Index Business Days on which the exposure to the synthetic short position changes than on Index Business Days on which no such change occurs. If, on the Index Business Day described above, the exposure to the synthetic short position had decreased by 20% instead of remaining unchanged, the Daily Rebalancing Percentage would be calculated as follows:

$$|(-100\% \times 100\%) - (-95\% \times 80\%)| + |[(0\% \times 100\%) - (-5\% \times 80\%)] + (100\% - 95\%)| + |0\% - 5\%| + |100\% - 80\%| =$$

$$\underbrace{\qquad\qquad}_{A} \qquad \underbrace{\qquad\qquad}_{B(1)} \qquad \underbrace{\qquad}_{B(2)} \qquad \underbrace{\quad}_{C} \qquad \underbrace{\quad}_{D}$$

$$24\% + 9\% + 5\% + 20\% = \mathbf{58\%}$$

As shown above,

- to effect the roll of the synthetic short position as well as to effect the reduction of the exposure to the synthetic short position from 100% to 80%, the synthetic short exposure to the first-month VIX futures contract needs to be reduced from -100% to -95% × 80% (this is captured in "A" in the equation above) and the synthetic short exposure to the second-month VIX futures contract (that is included the synthetic short position) needs to be increased from 0% to -5% × 80% (this is captured in "B(1)" in the equation above);

- the roll of the synthetic long position requires a reduction in the synthetic long exposure to the second-month VIX futures contract from 100% to 95% (this is captured in "B(2)" in the equation above) and an increase in the synthetic long exposure to the third-month VIX futures contract from 0% to 5% (this is captured in "C" in the equation above); and

- the exposure to the synthetic short position is reduced from 100% to 80% (this is captured in "D" in the equation above).

Assuming that the level of the VIX Index on the current Index Business Day is less than or equal to 35, so that the Rebalancing Adjustment Factor on the current Index Business Day is equal to 0.20%, the percentage reduction in the Index Level of the Strategic Volatility Index due to the Rebalancing Adjustment Factor with respect to the current Index Business Day would be calculated as follows:

$$58\% \times 0.20\% = \mathbf{0.116\%}$$

If, however, the level of the VIX Index were greater than 70, the Rebalancing Adjustment Factor on the current Index Business Day would be equal to 0.50%, and the percentage reduction in the Index Level of the Strategic Volatility Index due to the Rebalancing Adjustment Factor with respect to the current Index Business Day would be calculated as follows:

$$58\% \times 0.50\% = \mathbf{0.290\%}$$

As shown above, the Daily Rebalancing Percentage for the Strategic Volatility Index is significantly greater on Index Business Days on which the exposure to the synthetic short position changes than on Index Business Days on which no such change occurs. In addition, the Rebalancing Adjustment Factor increases as the level of the VIX Index increases, and the Rebalancing Adjustment Factor can be as high as 0.50% per day. These examples are purely hypothetical, and the actual percentage reduction in the

Index Level of the Strategic Volatility Index due to the Rebalancing Adjustment Factor on any Index Business Day may be different from the percentages shown above. See "Risk Factors — Risks Relating to the Indices — The daily rebalancing adjustment amount is likely to have a substantial adverse effect on the level of each Index over time" in this product supplement.

With respect to the Strategic Volatility Long Index, assuming that (a) the Daily Reference Contract Price of each VIX futures contract remains unchanged from the immediately preceding Index Business Day to the current Index Business Day, (b) the Rebalancing Period consists of 20 Index Business Days (so that the roll of the relevant VIX futures contracts occurs at a pace of 5% on each Index Business Day over the one-month Rebalancing Period) and (c) the immediately preceding Index Business Day was the first Index Business Day in the Rebalancing Period, the Daily Rebalancing Percentage would be calculated as follows:

$$\underbrace{|100\% - 95\%|}_{A} + \underbrace{|0\% - 5\%|}_{B} =$$

$$5\% + 5\% = \textbf{10\%}$$

As shown above, the roll of the synthetic long position requires a reduction in the synthetic long exposure to the second-month VIX futures contract from 100% to 95% (this is captured in "A" in the equation above) and an increase in the synthetic long exposure to the third-month VIX futures contract from 0% to 5% (this is captured in "B" in the equation above).

The percentage reduction in the Index Level of the Strategic Volatility Long Index due to the Rebalancing Adjustment Factor is equal to the product of the Rebalancing Adjustment Factor and the Daily Rebalancing Percentage. Assuming that the level of the VIX Index on the current Index Business Day is less than or equal to 35, so that the Rebalancing Adjustment Factor on the current Index Business Day is equal to 0.20%, the percentage reduction in the Index Level of the Strategic Volatility Long Index due to the Rebalancing Adjustment Factor with respect to the current Index Business Day would be calculated as follows:

$$10\% \times 0.20\% = \textbf{0.020\%}$$

Given the assumptions stated above, the percentage reduction in the Index Level of the Strategic Volatility Long Index due to the Rebalancing Adjustment Factor over the course of a one-month roll period would be equal to 0.40% (or 4.80% over the course of a year).

If, however, the level of the VIX Index were greater than 70, the Rebalancing Adjustment Factor on the current Index Business Day would be equal to 0.50%, and the percentage reduction in the Index Level of the Strategic Volatility Long Index due to the Rebalancing Adjustment Factor with respect to the current Index Business Day would be calculated as follows:

$$10\% \times 0.50\% = \textbf{0.050\%}$$

As shown above, the Rebalancing Adjustment Factor increases as the level of the VIX Index increases, and the Rebalancing Adjustment Factor can be as high as 0.50% per day. These examples are purely hypothetical, and the actual percentage reduction in the Index Level of the Strategic Volatility Long Index due to the Rebalancing Adjustment Factor on any Index Business Day may be different from the percentages shown above. See "Risk Factors — Risks Relating to the Indices — The daily rebalancing adjustment amount is likely to have a substantial adverse effect on the level of each Index over time" in this product supplement.

For more information about how, for each Index, the Daily Rebalancing Percentage is calculated for purposes of determining the percentage reduction in the Index Level due to the Rebalancing Adjustment Factor, please see the Rules attached as Annex A to this product supplement.

III. Index Disruption Events

The Index Calculation Agent will calculate and publish the Index Level of each Index on each Index Business Day so long as no Index Disruption Event has occurred or is continuing on that day. If any Index Business Day is a Disrupted Day for an Index, then the Index Calculation Agent may suspend the calculation and publication of the Index Level of that Index until the first succeeding Index Business Day that is not a Disrupted Day for that Index.

If any Rebalancing Date is a Disrupted Day for an Index, then the relevant Rebalancing Date will be deemed to be the first following Rebalancing Date that is not a Disrupted Day for that Index.

On the first Rebalancing Date following one or more consecutive Disrupted Days for an Index (the first such day being the "**First Disrupted Day**" and the last such day being the "**Final Disrupted Day**"), the Index Calculation Agent will determine the Index Level of that Index in accordance with the methodology set out in "Calculation and Publication of Index Levels" above, *provided* that references to any Index Business Day preceding any Rebalancing Date that is a Disrupted Day will be deemed to be references to the applicable Index Business Day (that is itself not a Disrupted Day) preceding the First Disrupted Day.

If the first Rebalancing Date following the Final Disrupted Day falls after a Rebalancing Settlement Day, then, for the purposes of calculating the Index Level, references to:

(a) ContractPrice(3, t) will be deemed to be references to ContractPrice(2, t);

(b) ContractPrice(2, t) will be deemed to be references to ContractPrice(1, t); and

(c) ContractPrice(1, t) will be deemed to be the Final Settlement Value of the relevant VIX futures contract expiring on that Rebalancing Settlement Day (as published by the Exchange).

With respect to an Index, a "**Disrupted Day**" means an Index Business Day on which an Index Disruption Event occurs or exists with respect to a VIX futures contract and/or the VIX Index.

An "**Index Disruption Event**" means,

(a) with respect to a VIX futures contract:

(i) a failure by the Exchange to publish the Closing Price for the VIX futures contract on an Index Business Day or the Final Settlement Value on a Rebalancing Settlement Date (as the case may be); or

(ii) any event that, in the determination of the Index Calculation Agent, disrupts or impairs the ability of market participants generally to effect transactions in or obtain market values for that VIX futures contract on the Index Business Day. Such events may include, but are not limited to, the occurrence of any of a Trading Disruption, Exchange Disruption or Early Closure; or

(b) with respect to the VIX Index, a failure by the sponsor for the VIX Index to calculate and publish the level for the VIX Index on an Index Business Day.

"**Trading Disruption**" means any suspension of or limitation imposed on trading by the Exchange or otherwise and whether by reason of movements in a price exceeding limits permitted by the Exchange or otherwise in futures (including, without limitation, the VIX futures contracts) or options contracts relating to the VIX Index on any Exchange.

"**Exchange Disruption**" means any event (other than an Early Closure) that disrupts or impairs (as determined by the Index Calculation Agent) the ability of market participants in general to effect transactions in, or obtain market values for, futures (including, without limitation, the VIX futures contracts) or options contracts relating to the VIX Index on any Exchange.

"**Early Closure**" means the closure on any Index Business Day of the Exchange prior to its scheduled closing time unless such earlier closing time is announced by such exchange(s) at least one hour prior to the actual closing time for the regular trading session on such exchange(s) on that Index Business Day.

IV. Extraordinary Events with Respect to a VIX Futures Contract

Certain events, which we refer to as "Extraordinary Events," will cause the Index Calculation Agent to replace or remove any relevant VIX futures contract to which an Index has exposure, or make an adjustment to the Rules as it determines in good faith is appropriate.

A. Successor Futures Contract

If any VIX futures contract is:

(a) not calculated and quoted by the Exchange but by a successor exchange acceptable to the Index Calculation Agent; or

(b) replaced by a successor futures contract using, in the determination of the Index Calculation Agent, the same or substantially similar formula and method of calculation as used in the calculation of the relevant VIX futures contract,

then in each case that successor futures contract (the "**Successor Futures Contract**") will replace the relevant VIX futures contract with effect from a date determined by the Index Calculation Agent, who may make such adjustment to the Rules, as it determines in good faith is appropriate, to account for such change.

B. Material Change to a VIX Futures Contract, Cancellation or Non-Publication

Without prejudice to the ability of the Index Calculation Agent to amend the Rules, if, at any time in respect of any VIX futures contract (the "**Affected Contract**"):

(a) the Index Calculation Agent considers it reasonably necessary to exclude or substitute the Affected Contract to reflect the intention of the applicable Index, including (without prejudice to the generality of the foregoing) changes announced by the Exchange relating to the modification, exclusion, inclusion or substitution of any VIX futures contract;

(b) there is a perception among market participants generally that the published price of the relevant VIX futures contract is inaccurate (and the Exchange fails to correct that level);

(c) any Exchange:

(i) announces that it will make a material change to the definition of any VIX futures contract or in any other way materially modifies that contract (other than a modification prescribed in the definition of that contract); or

(ii) permanently cancels any VIX futures contract and no Successor Futures Contract exists or is otherwise unable or unwilling to publish a level of the VIX futures contract; or

(d) the Index Calculation Agent determines that a Change in Law has occurred in respect of a VIX futures contract,

then the Index Calculation Agent may exclude or substitute the Affected Contract from the applicable Index and may adjust the Rules as it determines in good faith to be appropriate to account for such change(s) (including, without limitation, selecting (a) a replacement futures contract traded on the Exchange or an equivalent exchange and having similar characteristics to the Affected Contract; and (b) the date of such replacement) on such date(s) as selected by the Index Calculation Agent or cease publication of the applicable Index.

"**Change in Law**" means due to the adoption of, or any change in, any applicable law, regulation or rule (including, without limitation, any tax law) or the promulgation of, or any change in, the interpretation, application, exercise or operation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, any action taken by a taxing authority, or any exchange or trading facility), the Index Calculation Agent determines in good faith that it has become illegal to hold, acquire or dispose of the VIX futures contracts.

V. Extraordinary Events with Respect to the VIX Index

Certain events, which we refer to as "Extraordinary Events," will cause the Index Calculation Agent to replace or remove the VIX Index, make an adjustment to the Rules as it determines in good faith is appropriate, or cease publication of the Indices.

A. Successor Base Index

If the VIX Index is:

(a) not calculated and quoted by the applicable sponsor but by a successor sponsor acceptable to the Index Calculation Agent; or

(b) replaced by a successor index using, in the determination of the Index Calculation Agent, the same or substantially similar formula and method of calculation as used in the calculation of the VIX Index,

then in each case that successor base index (the "**Successor Base Index**") will replace the VIX Index with effect from a date determined by the Index Calculation Agent who may make such adjustment to the Rules, as it determines in good faith is appropriate, to account for such change.

B. Material Change to the VIX Index, Cancellation or Non-Publication

Without prejudice to the ability of the Index Calculation Agent to amend the Rules, if, at any time in respect of the VIX Index (the "**Affected Base Index**"):

(a) the Index Calculation Agent considers it reasonably necessary to exclude or substitute the Affected Base Index to reflect the intention of the applicable Index, including (without prejudice to the generality of the foregoing) changes announced by the applicable sponsor of the VIX Index relating to the modification, exclusion, inclusion or substitution of the VIX Index;

(b) there is a perception among market participants generally that the published level of the VIX Index is inaccurate (and the applicable sponsor of the VIX Index fails to correct that level); or

(c) the sponsor of the VIX Index:

(i)   announces that it will make a material change in the formula for or the method of calculating the VIX Index or in any other way materially modifies that VIX Index (other than a modification prescribed in the formula or method to maintain the VIX Index in the event of changes in constituent stock and capitalization and other routine events); or

(ii)   permanently cancels the VIX Index and no Successor Base Index exists or is otherwise unable or unwilling to publish a level of the VIX Index,

then the Index Calculation Agent may exclude or substitute the Affected Base Index from the applicable Index and may adjust the Rules as it determines in good faith to be appropriate to account for such change(s) (including, without limitation, selecting (a) a replacement base index on the Exchange or an equivalent exchange that has similar characteristics to the Affected Base Index; and (b) the date of such replacement) on such date(s) as selected by the Index Calculation Agent or cease publication of the applicable Index.

C. Cancellation of License or Permission

If in respect of an Index, at any time, any license granted (if required) to the Index Calculation Agent (or its affiliates) to use the VIX Index or other component ("**Affected Component**") for the purposes of that Index terminates, or the Index Calculation Agent's rights to use the VIX Index or other underlying component for the purpose of that Index is otherwise disputed, impaired or ceases (for any reason), the Index Calculation Agent may remove that Affected Component from that Index and may adjust the Rules as it determines in good faith to be appropriate to account for such change(s) (including, without limitation, selecting (a) a replacement base index or other underlying component having similar characteristics to the Affected Component; and (b) the date of such replacement) on such dates as selected by the Index Calculation Agent or cease publication of that Index.

VI. Amendments to the Rules

The Rules may be amended from time to time at the discretion of the Index Calculation Agent and will be re-published (in a manner determined by the Index Calculation Agent from time to time) no later than one calendar month following that amendment.

Although the Rules are intended to be comprehensive, ambiguities may arise. If so, the Index Calculation Agent will resolve such ambiguities and, if necessary, amend the Rules to reflect such resolution.

VII. Corrections

If, in respect of an Index:

(a)   the level or price of any VIX futures contract, the VIX Index, any variable, input or other matter that is used for any calculation relevant to the Index Level of that Index for any Index Business Day is subsequently corrected and the correction is published by the Exchange or relevant publication source; or

(b)   the Index Calculation Agent identifies an error or omission in any of its calculations or determinations in respect of the Index Level of that Index for any Index Business Day,

then the Index Calculation Agent may, if practicable and if it considers such correction material, adjust or correct the published Index Level of that Index for such day and/or each subsequent Index Business Day and publish (in such manner determined by the Index Calculation Agent) such corrected Index Level(s) as soon as reasonably practicable.

VIII. Index Calculation Agent Determinations

The Index Calculation Agent will act in good faith and in a commercially reasonable manner with respect to determinations made by it pursuant to the Rules.

All determinations of the Index Calculation Agent pursuant to the Rules with respect to each Index and interpretation of the Rules will be final, conclusive and binding and no person shall be entitled to make any claim against the Index Calculation Agent or any of the Relevant Persons in respect thereof. Neither the Index Calculation Agent nor any Relevant Person will:

(a) be under any obligation to revise any determination or calculation made or action taken for any reason in connection with the Rules or either Index; or

(b) have any responsibility to any person (whether as a result of negligence or otherwise) for any determinations made or anything done (or omitted to be determined or done) with respect to either Index or with respect to the publication of any Index Level (or failure to publish such level) or any use to which any person may put either Index or any Index Level.

"**Relevant Person**" means any affiliate or subsidiary of the Index Calculation Agent or their respective directors, officers, employees, representatives, delegates or agents.

BACKGROUND ON FUTURES CONTRACTS ON THE CBOE VOLATILITY INDEX®

Futures contracts on the VIX Index ("VIX futures contracts") were first launched for trading by the CBOE in 2004. VIX futures contracts have expirations ranging from the front month consecutively out to the tenth month. VIX futures contracts allow investors the ability to invest in forward market volatility based on their view of the future direction or movement of the VIX Index. Investors who believe the implied volatility of the S&P 500® Index will increase may buy VIX futures contracts, expecting that the level of the VIX Index will increase. Conversely, investors who believe that the implied volatility of the S&P 500® Index will decline may sell VIX futures contracts, expecting that the level of the VIX Index will fall.

VIX futures contracts are reported by Bloomberg L.P. under the ticker symbol "VX."

Overview of Futures Markets

Each Index maintains a synthetic long position in second-month and third-month VIX futures contracts and, with respect to the Strategic Volatility Index, when the synthetic short position is activated, a synthetic short position in first-month and second-month VIX futures contracts. VIX futures contracts are traded on regulated futures exchanges, in the over-the-counter market and on various types of electronic trading facilities and markets. At present, all of the VIX futures contracts included in each Index are exchange-traded futures contracts. An exchange-traded futures contract provides for the purchase and sale of a specified type and quantity of an underlying asset or financial instrument during a stated delivery month for a fixed price. Because the VIX Index is not a tangible item that can be purchased and sold directly, a VIX futures contract provides for the payment and receipt of cash based on the level of the VIX Index at settlement or liquidation of the VIX futures contract. A futures contract provides for a specified settlement month in which the cash settlement is made or in which the underlying asset or financial instrument is to be delivered by the seller (whose position is therefore described as "short") and acquired by the purchaser (whose position is therefore described as "long").

No purchase price is paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as "initial margin." This amount varies based on the requirements imposed by the exchange clearing houses, but it may be lower than 5% of the notional value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin, which may vary in form depending on the exchange, with the clearing house or broker involved, a market participant may be able to earn interest on its margin funds, thereby increasing the total return that it may realize from an investment in futures contracts.

In the United States, futures contracts are traded on organized exchanges, known as "designated contract markets." At any time prior to the expiration of a futures contract, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position, subject to the availability of a liquid secondary market. This operates to terminate the position and fix the trader's profit or loss. Futures contracts are cleared through the facilities of a centralized clearing house and a brokerage firm, referred to as a "futures commission merchant," which is a member of the clearing house.

Unlike equity securities, futures contracts, by their terms, have stated expirations at a specified point in time prior to expiration. At a specific point in time prior to expiration, trading in a futures contract for the current delivery month will cease. As a result, a market participant wishing to maintain its exposure to a futures contract on a particular asset or financial instrument with the nearest expiration must close out its position in the expiring contract and establish a new position in the contract for the next delivery month, a process referred to as "rolling." For example, a market participant with a long position in a VIX futures contract expiring in November who wishes to maintain a position in the nearest delivery month will, as the November contract nears expiration, sell the November contract, which serves to close out the existing long position, and buy a VIX futures contract expiring in December. This will "roll" the November position into a December position, and, when the November contract expires, the market participant will still have a long position in the nearest delivery month.

Futures exchanges and clearing houses in the United States are subject to regulation by the Commodity Futures Trading Commission. Exchanges may adopt rules and take other actions that affect trading, including imposing speculative position limits, maximum price fluctuations and trading halts and suspensions and requiring liquidation of contracts in certain circumstances. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. The structure and nature of trading on non-U.S. exchanges, however, may differ from this description.

BACKGROUND ON THE CBOE VOLATILITY INDEX®

We have derived all information contained in this product supplement regarding the CBOE Volatility Index® (the "VIX Index") including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, the Chicago Board Options Exchange, Incorporated (the "CBOE"). We make no representation or warranty as to the accuracy or completeness of such information. The VIX Index was developed by the CBOE and is calculated, maintained and published by the CBOE. The CBOE has no obligation to continue to publish, and may discontinue the publication of, the VIX Index.

The VIX Index is reported by Bloomberg L.P. under the ticker symbol "VIX."

Index Overview

The VIX Index is a benchmark index designed to measure the market price of volatility in large cap U.S. stocks over 30 days in the future, and is calculated based on the prices of certain put and call options on the S&P 500® Index. For more information about the S&P 500® Index, please see "Background on the S&P 500® Index" in this product supplement.

The VIX Index measures the premium paid by investors for certain options linked to the level of the S&P 500® Index. During periods of market instability, the implied level of volatility of the S&P 500® Index typically increases and, consequently, the prices of options linked to the S&P 500® Index typically increase (assuming all other relevant factors remain constant or have negligible changes). This, in turn, causes the level of the VIX Index to increase. The VIX Index has historically had negative correlations to the S&P 500® Index.

The calculation of the VIX Index involves a formula that uses the prices of a weighted series of out-of-the money put and call options on the level of the S&P 500® Index ("SPX Options") with two adjacent expiry terms to derive a constant 30-day measure of expected market volatility. The VIX Index is calculated independent of any particular option pricing model.

Calculation of the VIX Index Level

Although the VIX Index measures the 30-day forward volatility of the S&P 500® Index as implied by the SPX Options, 30-day options are available only once a month. To arrive at the VIX Index Level, a broad range of out-of-the money SPX Options expiring on the two closest nearby months ("near-term options" and "next-term options," respectively) are selected to bracket a 30-day calendar period. SPX Options having a maturity of less than eight days are excluded at the outset and, when the near-term options have eight days or less left to expiration, the VIX Index rolls to the second and third contract months in order to minimize pricing anomalies that occur close to expiration. The model-free implied volatility using prices of the near-term options and next-term options are then calculated on a strike price weighted average basis to arrive at a single average implied volatility value for each month. The results of each of the two months are then interpolated to arrive at a single value with a constant maturity of 30 days to expiration. The VIX Index Level is expressed in percentage points.

Stock indices, such as the S&P 500® Index, are calculated using the prices of their component stocks. Each index employs rules that govern the selection of component securities and a formula to calculate index values. The VIX Index is a volatility index comprised of options rather than stocks, with the price of each option reflecting the market's expectation of future volatility. Like conventional indices, the VIX Index employs rules for selecting component options and a formula to calculate index values.

The generalized formula used in the VIX Index Level calculation:

$$\sigma^2 \;=\; \frac{2}{T}\sum_i \frac{\Delta K_i}{K_i^2}\, e^{RT}\, Q(K_i) \;-\; \frac{1}{T}\left[\frac{F}{K_0} - 1\right]^2$$

where:

σ is   VIX Index Level/100 ⇨ VIX Index Level = σ x 100

T   Time to expiration

F   Forward index level derived from index option prices

K_0 First strike below the forward index level, F

K_i Strike price of ith out-of-the-money option; a call if $K_i > K_0$ and a put if $K_i < K_0$; both put and call if $K_i = K_0$

ΔK_i Interval between strike prices - half the distance between the strike on either side of K_i:

$$\Delta K_i \;=\; \frac{K_{i+1} - K_{i-1}}{2}$$

(Note: ΔK for the lowest strike is simply the difference between the lowest strike and the next higher strike. Likewise, ΔK for the highest strike is the difference between the highest strike and the next lower strike.)

R   Risk-free interest rate to expiration

$Q(K_i)$ The midpoint of the bid-ask spread for each option with strike K_i.

Hypothetical Calculation of VIX Index Level

The following example illustrates how the VIX Index Level may be calculated in a hypothetical scenario.

Getting Started

The VIX Index measures 30-day expected volatility of the S&P 500® Index. The components of the VIX Index are near- and next-term put and call options, usually in the first and second SPX Option contract months. "Near-term" options must have at least one week to expiration; a requirement intended to minimize pricing anomalies that might occur close to expiration. When the near-term options have less than a week to expiration, the VIX Index "rolls" to the second and third SPX Option contract months. For example, on the second Friday in June, the VIX Index would be calculated using SPX options expiring in June and July. On the following Monday, July would replace June as the "near-term" and August would replace July as the "next-term."

In this hypothetical example, the near-term and next-term options have 9 days and 37 days to expiration, respectively, and reflect prices observed at the open of trading – 8:30 a.m. Chicago time. For the purpose of calculating time to expiration, SPX Options are deemed to "expire" at the open of trading on SPX Option settlement day - the third Friday of the month.

Technically, the expiration date for the SPX Options is the "Saturday following the third Friday of the expiration month." In this example, however, expiration is deemed to take place at the determination of the exercise settlement value of the SPX Option, which is based on the opening prices of component securities of the S&P 500® Index.

The VIX Index calculation measures time to expiration, T, in calendar days and divides each day into minutes in order to replicate the precision that is commonly used by professional option and volatility traders. The time to expiration is given by the following expression:

$$T = \{M_{Current\ day} + M_{Settlement\ day} + M_{Other\ days}\}/\text{Minutes in a year}$$

where:

$M_{Current\ day}$ = number of minutes remaining until midnight of the current day

$M_{Settlement\ day}$ = number of minutes from midnight until 8:30 a.m. on SPX settlement day

$M_{Other\ days}$ = total number of minutes in the days between current day and settlement day

Using 8:30 a.m. as the time of the calculation, T for the near-term and next-term options, T1 and T2, respectively, is:

$$T1 = \{930 + 510 + 11{,}520\} / 525{,}600 = \textbf{0.0246575}$$
$$T2 = \{930 + 510 + 51{,}840\} / 525{,}600 = \textbf{0.1013699}$$

The risk-free interest rate, R, is the bond-equivalent yield of the U.S. T-bill maturing closest to the expiration dates of relevant SPX options. As such, the VIX Index calculation may use different risk-free interest rates for near- and next-term options. In this example, however, assume that R = 0.38% for both sets of options.

Since many of the interim calculations are repetitive, only representative samples appear below.

Step 1: Select the options to be used in the VIX Index Level calculation

The selected options are out-of-the-money SPX calls and out-of-the-money SPX puts centered around an at-the-money strike price, K0. Only SPX Options quoted with non-zero bid prices are used in the VIX Index Level calculation.

As volatility rises and falls, the strike price range of options with non-zero bids tends to expand and contract. As a result, the number of options used in the VIX Index Level calculation may vary from month-to-month, day-to-day and possibly, even minute-to-minute.

For each contract month:

- Determine the forward SPX level, F, by identifying the strike price at which the absolute difference between the call and put prices is smallest. The call and put prices in the following table reflect the average of each option's bid / ask quotation. As shown below, the difference between the call and put prices is smallest at the **920** strike for both the near- and next-term options.

Near-term options				Next-term options			
Strike Price	Call	Put	Absolute Difference	Strike Price	Call	Put	Absolute Difference
900	48.95	27.25	21.70	900	73.60	52.80	20.80
905	46.15	29.75	16.40	905	70.35	54.70	15.65
910	42.55	31.70	10.85	910	67.35	56.75	10.60
915	40.05	33.55	6.50	915	64.75	58.90	5.85
920	*37.15*	*36.65*	*0.50*	*920*	*61.55*	*60.55*	*1.00*
925	33.30	37.70	4.40	925	58.95	63.05	4.10
930	32.45	40.15	7.70	930	55.75	65.40	9.65
935	28.75	42.70	13.95	935	53.05	67.35	14.30
940	27.50	45.30	17.80	940	50.15	69.80	19.65

Using the 920 call and put options in each contract month and the formula,

$$F = \text{Strike Price} + e^{RT} \times (\text{Call Price} - \text{Put Price})$$

the forward index prices, F_1 and F_2, for the near-term and next-term options, respectively, are:

$$F_1 = 920 + e^{(0.0038 \times 0.0246575)} \times (37.15 - 36.65) = \mathbf{920.50005}$$
$$F_2 = 920 + e^{(0.0038 \times 0.1013699)} \times (61.55 - 60.55) = \mathbf{921.00039}$$

- Next, determine K_0 - the strike price immediately below the forward index level, F - for the near- and next-term options. In this example, $K_0,1 = 920$ and $K_0,2 = 920$.

- Select out-of-the-money put options with strike prices < K_0. Start with the put strike immediately lower than K_0 and move to successively lower strike prices. Exclude any put option that has a bid price equal to zero (*i.e.*, no bid). As shown below, once two puts with consecutive strike prices are found to have zero bid prices, no puts with lower strikes are considered for inclusion.

Put Strike	Bid	Ask	Include?
200	0.00	0.05	*Not considered following two zero bids*
250	0.00	0.05	
300	0.00	0.05	
350	0.00	0.05	No
375	0.00	0.10	No
400	0.05	0.20	Yes
425	0.05	0.20	Yes
450	0.05	0.20	Yes

- Next, select out-of-the-money call options with strike prices > K_0. Start with the call strike immediately higher than K_0 and move to successively higher strike prices, excluding call options that have a bid price of zero. As with the puts, once two consecutive call options are found to have zero bid prices, no calls with higher strikes are considered. (Note that the 1250 call option is not included despite having a nonzero bid price.)

Call Strike	Bid	Ask	Include?
1215	0.05	0.05	Yes
1220	0.05	1.00	Yes
1225	0.00	1.00	No
1230	0.00	1.00	No
1235	0.00	0.75	
1240	0.05	0.50	
1245	0.05	0.15	*Not considered following two zero bids*
1250	*0.05*	*0.10*	
1255	0.00	1.00	

- Finally, select both the put and call with strike price K_0. Notice that two options are selected at K_0, while a single option, either a put or a call, is used for every other strike price.

The following table contains the options used to calculate the VIX Index Level in this example. The VIX Index Level uses the average of quoted bid and ask, or mid-quote, prices for each option selected. The K_0 put and call prices are averaged to produce a single value. The price used for the 920 strike in the near-term is, therefore, (37.15 + 36.65)/2 = 36.90; and the price used in the next-term is (61.55 + 60.55)/2 = 61.05.

Near term Strike	Option Type	Mid-quote price	Next term Strike	Option Type	Mid-quote Price
400	Put	0.125	200	Put	0.325
425	Put	0.125	300	Put	0.30
450	Put	0.125	350	Put	0.50
-	-	-	-	-	-
910	Put	31.70	910	Put	56.75
915	Put	33.55	915	Put	58.90
920	*Put/Call Average*	*36.90*	*920*	*Put/Call Average*	*61.05*
925	Call	33.30	925	Call	58.95
930	Call	32.45	930	Call	55.75
-	-	-	-	-	-
1210	Call	0.275	1150	Call	0.825
1215	Call	0.275	1155	Call	0.725
1220	Call	0.525	1160	Call	0.60

Step 2: Calculate the volatility for both near term and next-term options

Applying the VIX Index formula described under "— Calculation of the VIX Index Level" to the near-term and next-term options with time to expiration of T_1 and T_2, respectively, yields:

$$\sigma^2{}_1 = \frac{2}{T_1} \sum_i \frac{\Delta K_i}{K_i^2} e^{RT_1} Q(K_i) - \frac{1}{T_1}\left[\frac{F_1}{K_0} - 1\right]^2$$

$$\sigma^2{}_2 = \frac{2}{T_2} \sum_i \frac{\Delta K_i}{K_i^2} e^{RT_2} Q(K_i) - \frac{1}{T_2}\left[\frac{F_2}{K_0} - 1\right]^2$$

The VIX Index is an amalgam of the information reflected in the prices of all of the selected options. The contribution of a single option to the VIX Index value is proportional to ΔK and the price of that option, and inversely proportional to the square of the option's strike price.

Generally, ΔK_i is half the distance between the strike prices on either side of K_i. For example, ΔK for the next-term 300 Put is 75: $\Delta K_{300\text{ Put}} = (350 - 200)/2$. At the upper and lower edges of any given strip of options, ΔK_i is simply the difference between K_i and the adjacent strike price. In this example, the 400 Put is the lowest strike in the strip of near-term options and 425 is the adjacent strike price. Therefore, $\Delta K_{400\text{ Put}} = 25$ (*i.e.*, 425 − 400).

The contribution of the near-term 400 Put is given by:

$$\frac{\Delta K_{400Put}}{K_{400Put}^2} e^{RT_1} Q(400Put)$$

$$\frac{\Delta K_{400Put}}{K_{400Put}^2} e^{RT_1} Q(400Put) = \frac{25}{400^2} e^{(0.0038 \times 0.0246575)} (0.125) = 0.0000195$$

A similar calculation is performed for each option. The resulting values for the near-term options are then summed and multiplied by $2/T_1$. Likewise, the resulting values for the next-term options are summed and multiplied by $2/T_2$. The table below summarizes the results for each strip of options in our example:

Near term Strike	Option Type	Mid-quote Price	Contribution by Strike	Next term Strike	Option Type	Mid-quote Price	Contribution by Strike
400	Put	0.125	0.0000195	200	Put	0.325	0.0008128
425	Put	0.125	0.0000173	300	Put	0.300	0.0002501
450	Put	0.125	0.0000139	350	Put	0.500	0.0001531
-	-	-	-	-	-	-	-
910	Put	31.70	0.0001914	910	Put	56.75	0.0003428
915	Put	33.55	0.0002004	915	Put	58.90	0.0003519
920	*Put/Call Average*	*36.90*	*0.0002180*	*920*	*Put/Call Average*	*61.05*	*0.0003608*
925	Call	33.30	0.0001946	925	Call	58.95	0.0003446
930	Call	32.45	0.0001876	930	Call	55.75	0.0003224
-	-	-	-	-	-	-	-
1210	Call	0.275	0.0000009	1150	Call	0.825	0.0000031
1215	Call	0.275	0.0000009	1155	Call	0.725	0.0000027
1220	Call	0.525	0.0000018	1160	Call	0.600	0.0000022

$$\frac{2}{T}\sum_i \frac{\Delta K_i}{K_i^2} e^{RT} Q(K_i) \quad = \quad 0.4727799 \qquad\qquad \frac{2}{T}\sum_i \frac{\Delta K_i}{K_i^2} e^{RT} Q(K_i) \quad = \quad 0.3668297$$

Next, calculate $\dfrac{1}{T}\left[\dfrac{F}{K_0}-1\right]^2$ for the near term (T_1) and next term (T_2):

$$\frac{1}{T_1}\left[\frac{F_1}{K_0}-1\right]^2 = \frac{1}{0.0246575}\left[\frac{920.50005}{920}-1\right]^2 = 0.0000120$$

$$\frac{1}{T_2}\left[\frac{F_2}{K_0}-1\right]^2 = \frac{1}{0.1013699}\left[\frac{921.00039}{920}-1\right]^2 = 0.0000117$$

Now calculate σ^2_1 *and* σ^2_2:

$$\sigma^2_1 = \frac{2}{T_1}\sum_i \frac{\Delta K_i}{K_i^2} e^{RT_1} Q(K_i) \;-\; \frac{1}{T_1}\left[\frac{F_1}{K_0}-1\right]^2 = 0.4727799 - 0.0000120 = \mathbf{0.\,4727679}$$

$$\sigma^2_2 = \frac{2}{T_2}\sum_i \frac{\Delta K_i}{K_i^2} e^{RT_2} Q(K_i) \;-\; \frac{1}{T_2}\left[\frac{F_2}{K_0}-1\right]^2 = 0.3668297 - 0.0000117 = \mathbf{0.3668180}$$

Step 3: Calculate the 30-day weighted average of σ²₁ and σ²₂. Then take the square root of that value and multiply by 100 to get the VIX Index Level

$$VIX\ Index\ Level = 100 \times \sqrt{\left\{ T_1\sigma_1^2 \left[\frac{N_{T_2} - N_{30}}{N_{T_2} - N_{T_1}} \right] + T_2\sigma_2^2 \left[\frac{N_{30} - N_{T_1}}{N_{T_2} - N_{T_1}} \right] \right\} \times \frac{N_{365}}{N_{30}}}$$

When the near-term options have less than 30 days to expiration and the next-term options have more than 30 days to expiration, the resulting VIX Index value reflects an interpolation of σ_1^2 and σ_2^2; *i.e.*, each individual weight is less than or equal to 1 and the sum of the weights equals 1.

At the time of the VIX Index "roll," both the near-term and next-term options have more than 30 days to expiration. The same formula is used to calculate the 30-day weighted average, but the result is an extrapolation of σ_1^2 and σ_2^2; *i.e.*, the sum of the weights is still 1, but the near-term weight is greater than 1 and the next-term weight is negative (*e.g.*, 1.25 and –0.25).

Returning to the example…

N_{T1} = number of minutes to expiration of the near-term options (12,960)
N_{T2} = number of minutes to expiration of the next-term options (53,280)
N_{30} = number of minutes in 30 days (30 x 1,440 = 43,200)
N_{365} = number of minutes in a 365-day year (365 x 1,440 = 525,600)

VIX Index Level =

$$100 \times \sqrt{\left\{ 0.0246575 \times 0.4727679 \times \left[\frac{53,280 - 43,200}{53,280 - 12,960} \right] + 0.1013699 \times 0.3668180 \times \left[\frac{43,200 - 12,960}{53,280 - 12,960} \right] \right\} \times \frac{525,600}{43,200}}$$

> VIX Index Level = 100 x 0.612179986 = 61.22

Licensing Agreement with the CBOE and S&P

We have entered into an agreement with the CBOE and S&P that provides us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the VIX Index in connection with certain securities. The notes are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and the CBOE make no representation, condition or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes. S&P's and the CBOE's only relationship to JPMS and its affiliates, is the licensing of certain trademarks and trade names of S&P, CBOE and the VIX Index which is determined, composed and calculated by CBOE without regard to JPMS and its affiliates or the notes. The CBOE has no obligation to take the needs of JPMS and its affiliates or the owners of the notes into consideration in determining, composing or calculating the VIX Index. S&P and the CBOE are not responsible for and have not participated in the determination of the timing of, prices, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P and the CBOE have no obligation or liability in connection with the administration, marketing or trading of the notes.

THE CBOE SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE VIX INDEX FROM SOURCES THAT THE CBOE CONSIDERS RELIABLE, BUT S&P AND THE CBOE ACCEPT NO RESPONSIBILITY FOR, AND SHALL HAVE NO LIABILITY FOR, ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P AND THE CBOE DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE VIX INDEX OR ANY DATA INCLUDED THEREIN. S&P AND THE CBOE MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY ANY PERSON OR ENTITY FROM THE USE OF THE VIX INDEX OR ANY DATA INCLUDED THEREIN. S&P AND THE CBOE MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL CONDITIONS AND WARRANTIES IMPLIED BY STATUTE, GENERAL LAW OR CUSTOM WITH RESPECT TO THE VIX INDEX OR ANY DATA INCLUDED THEREIN.

In addition, (i) the CBOE has no relationship to the notes other than authorizing S&P to grant a license to JPMS and its affiliates to use the VIX Index as the basis for the notes; (ii) the CBOE has no obligation to take the needs of JPMS and its affiliates, purchasers or sellers of the notes or any other persons into consideration in maintaining the VIX Index or modifying the methodology underlying the VIX Index, and (iii) the CBOE has no obligation or liability in connection with the administration, marketing or trading of the VIX Index, the notes or any other investment product of any kind or character that is based thereon.

"STANDARD & POOR'S®," "S&P®," "S&P 500®," AND "STANDARD & POOR'S 500" ARE TRADEMARKS OF STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES, INC., AND "CBOE VOLATILITY INDEX®" AND "VIX®" ARE TRADEMARKS OF THE CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED. THESE MARKS HAVE BEEN LICENSED FOR USE BY JPMORGAN CHASE BANK, NATIONAL ASSOCIATION AND SUB-LICENSED FOR USE BY JPMORGAN CHASE & CO. THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S OR THE CBOE AND STANDARD & POOR'S AND THE CBOE MAKE NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE NOTES.

BACKGROUND ON THE S&P 500® INDEX

We have derived all information contained in this product supplement regarding the S&P 500® Index from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's Financial Services LLC ("S&P"). We make no representation or warranty as to the accuracy or completeness of such information. The S&P 500® Index was developed by S&P and is calculated, maintained and published by S&P. S&P has no obligation to continue to publish, and may discontinue the publication of, the S&P 500® Index.

The S&P 500® Index is reported by Bloomberg L.P. under the ticker symbol "SPX."

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The 500 companies are not the 500 largest companies listed on the New York Stock Exchange and not all 500 companies are listed on such exchange.

S&P chooses companies for inclusion in the S&P 500® Index with the objective of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely held and the market value and trading activity of the common stock of that company.

GENERAL TERMS OF NOTES

Note Calculation Agent

J.P. Morgan Securities LLC, one of our affiliates, will act as the Note Calculation Agent. The Note Calculation Agent will determine, among other things, the Index closing level of each Index, Index Factor for each Index, Basket Performance, Basket Rebalancing Adjustment and Basket Factor on each Valuation Date and the amount, if any, that we will pay you at maturity. In addition, the Note Calculation Agent will determine whether there has been a market disruption event or a discontinuation of an Index and whether there has been a material change in the method of calculating an Index. All determinations made by the Note Calculation Agent will be at the sole discretion of the Note Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Note Calculation Agent from time to time after the date of the original issue of the notes without your consent and without notifying you.

The Note Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m., New York City time, on the business day preceding the maturity date.

All calculations with respect to the Index closing level of each Index, Index Factor for each Index, Basket Performance, Basket Rebalancing Adjustment and Basket Factor on each Valuation Date will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, .876545 would be rounded to .87655); all dollar amounts related to determination of the payment per note at maturity, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts payable, if any, on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

Certain events may prevent the Note Calculation Agent from properly determining the Index closing level of an Index on any Valuation Date, and consequently, calculating the Index Factor for that Index, Basket Performance, Basket Rebalancing Adjustment and Basket Factor on that Valuation Date and the amount that we are required to pay you, if any, at maturity. These events may include disruptions or suspensions of trading on the markets as a whole.

With respect to an Index (or any relevant successor index), a **"market disruption event,"** unless otherwise specified in the relevant terms supplement, means:

- the termination or suspension of, or material limitation or disruption in the trading of any relevant VIX futures contract on the relevant exchange, which will not include any time when the relevant exchange is itself closed for trading under ordinary circumstances;

- the price at any time of any relevant VIX futures contract has increased or decreased by an amount equal to the maximum permitted price change set by the relevant exchange;

- a failure by the relevant exchange to calculate and publish the official settlement price or final settlement value, as applicable, of any relevant VIX futures contract on any day upon which the official settlement price or final settlement value, as applicable, of that futures contract is scheduled to be calculated and published by the relevant exchange;

- any event that disrupts or impairs the ability of market participants generally to effect transactions in or obtain market values for any relevant VIX futures contract;

- the closure by the relevant exchange on any day on which the relevant exchange is open for trading during its regular trading session prior to its scheduled closing time, unless such earlier closing time is announced by the relevant exchange at least one hour prior to the actual closing time for the regular trading session on the relevant exchange;

- the occurrence of a material change in the formula for or the method of calculating the official settlement price of any relevant VIX futures contract;

- the occurrence of a material change in the content, composition or constitution of any relevant VIX futures contract; or

- the failure of the Index Calculation Agent to calculate and publish the official closing level of that Index (or that successor index),

in each case as determined by the Note Calculation Agent in its sole discretion; and

- a determination by the Note Calculation Agent in its sole discretion that the applicable event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

For purposes of determining whether a market disruption event with respect to an Index (or any relevant successor index) has occurred, unless otherwise specified in the relevant terms supplement, a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange.

Discontinuation of an Index; Alteration of Method of Calculation

If the sponsor of an Index (an **"Index Sponsor"**) discontinues publication of that Index and that Index Sponsor or another entity publishes a successor or substitute index that the Note Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a **"successor index"**), then the Index closing level of that Index on any Valuation Date or any other relevant date on which the Index closing level of that Index is to be determined will be determined by reference to the level of that successor index at the close of trading on the relevant exchange for that successor index on that day.

Upon any selection by the Note Calculation Agent of a successor index, the Note Calculation Agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If the Index Sponsor for an Index discontinues publication of that Index prior to, and that discontinuation is continuing on, a Valuation Date or any other relevant date on which the Index closing level of that Index is to be determined, and the Note Calculation Agent determines, in its sole discretion, that no successor index for that Index is available at that time, or the Note Calculation Agent has previously selected a successor index and publication of that successor index is discontinued prior to, and that discontinuation is continuing on, that Valuation Date or that other relevant date, then the Note Calculation Agent will determine the Index closing level of that Index for that Valuation Date or that other relevant date on that date. The Index closing level of that Index will be computed by the Note Calculation Agent in accordance with the formula for and method of calculating that Index or successor index, as applicable, last in effect prior to that discontinuation, using the official settlement price (or, if trading in the relevant VIX futures contracts has been materially suspended or materially limited, the Note Calculation Agent's good faith estimate of the official settlement price that would have prevailed but for that suspension or limitation) at the close of the principal trading session on that date of each VIX futures contract most recently composing that Index or successor index, as applicable, and any VIX futures contract required to roll any expiring futures contract in accordance with the method of calculating that Index or successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of an Index or its successor index, as applicable, may adversely affect the value of the notes.

If at any time the method of calculating an Index or a successor index, or the level thereof, is changed in a material respect, or if an Index or a successor index is in any other way modified (including, but not limited to, a change in the futures contracts that compose that Index or successor index) so that it does not, in the opinion of the Note Calculation Agent, fairly represent the level of that Index or successor index, as applicable, had those changes or modifications not been made, then the Note Calculation Agent will, at the close of business in New York City on each date on which the Index closing level of that Index or successor index, as applicable, is to be determined, make those calculations and adjustments as, in the good faith judgment of the Note Calculation Agent, may be necessary in order to arrive at a level of an index comparable to that Index or successor index, as the case may be, as if those changes or modifications had not been made, and the Note Calculation Agent will calculate the Index closing level of that Index or successor index, as applicable, with reference to that Index or successor index, as adjusted. Accordingly, if the method of calculating an Index or successor index is modified so that the level of that Index or successor index is a fraction of what it would have been if there had been no such modification, then the Note Calculation Agent will adjust its calculation of that Index or successor index, as applicable, in order to arrive at a level of that Index or successor index, as applicable, as if there had been no such modification.

Events of Default

Under the heading "Description of Debt Securities — Events of Default and Waivers" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment upon an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes will be determined by the Note Calculation Agent and will be an amount in cash equal to the amount payable at maturity per note as described under the caption "Description of Notes — Payment at Maturity," calculated as if the date of acceleration were the Final Valuation Date.

If the maturity of the notes is accelerated because of an event of default as described above, we will, or will cause the Note Calculation Agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued only as fully registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the heading "Description of Notes — Forms of Notes" and in the accompanying prospectus under the heading "Forms of Securities — Book-Entry System."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York Mellon in The City of New York.

The Bank of New York Mellon or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York Mellon will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York Mellon, but upon payment (with the giving of such indemnity as The Bank of New York Mellon may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of the notes. It applies to you only if you are an initial holder who purchases a note at its issue price for cash and holds it as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances or if you are a holder subject to special treatment under the U.S. federal income tax laws, such as:

- a financial institution;

- a "regulated investment company" as defined in Code Section 851;

- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;

- a dealer in securities;

- a person holding a note as part of a "straddle" or conversion transaction, or who has entered into a "constructive sale" with respect to a note;

- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

- a trader in securities who elects to apply a mark-to-market method of tax accounting; or

- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this product supplement, changes to any of which, subsequent to the date of this product supplement, may affect the tax consequences described herein. The effects of any applicable state, local or foreign tax laws are not discussed. **You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative treatments of the notes), as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.**

Tax Treatment of the Notes

The tax consequences of an investment in the notes are unclear. There is no direct legal authority as to the proper U.S. federal income tax treatment of the notes, and we do not intend to request a ruling from the IRS regarding the notes. Unless otherwise indicated in the relevant terms supplement, insofar as we have tax reporting responsibilities with respect to your notes, we intend to treat them as "open transactions" that are not debt instruments for U.S. federal income tax purposes.

At the time of the relevant offering, we may seek an opinion of counsel regarding the tax consequences of owning and disposing of the notes. In this event, whether or not counsel is able to opine regarding the correctness of the treatment of the notes described above, we generally expect that counsel will be able to opine that the following are the material tax consequences of owning and disposing of the notes if the treatment of the notes described above is respected, as well as material tax consequences that may apply if it is not respected. The following discussion assumes this treatment is respected, except where otherwise indicated. The relevant terms supplement may indicate other issues applicable to a particular offering of notes.

Tax Consequences to U.S. Holders

You are a "U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a citizen or individual resident of the United States;

- a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment as Open Transactions That Are Not Debt Instruments. Under this treatment, you should not recognize taxable income or loss over the term of the notes prior to maturity other than pursuant to a sale, exchange or "deemed exchange" as described below. Upon a sale or exchange of a note (including redemption at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the note, which should equal the amount you paid to acquire the note. This gain or loss should be long-term capital gain or loss if you have held the note for more than one year at that time. The deductibility of capital losses is subject to limitations.

Potential Deemed Exchange upon Rebalancing. The IRS could assert that a "deemed" taxable exchange has occurred on one or more Index or Basket rebalancing dates under certain circumstances. If the IRS were successful in asserting that a taxable exchange has occurred, you could be required to recognize gain (but probably not loss), which would equal the amount by which the fair market value of the note exceeds your tax basis therein on the relevant rebalancing date. Any gain recognized on a deemed exchange should be capital gain. You should consult your tax adviser regarding the possible U.S. federal income tax consequences of Index and Basket rebalancings.

Uncertainties Regarding Tax Treatment as Open Transactions That Are Not Debt Instruments. If the notes are treated as open transactions that are not debt instruments, due to the lack of controlling authority there remain significant additional uncertainties regarding the tax consequences of your ownership and disposition of the notes. For instance, you might be required to include amounts in income during the term of your notes and/or to treat all or a portion of the gain or loss on the sale or exchange of your notes as ordinary income or loss or as short-term capital gain or loss, without regard to how long you held your notes. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Tax Consequences if Treated as Debt Instruments. If the notes are treated as debt instruments, your tax consequences will be governed by Treasury regulations relating to the taxation of "contingent payment debt instruments" if the term of the notes from issue to maturity (including the last possible date that the notes could be outstanding) is more than one year. In this event, regardless of whether you are an accrual-method or cash-method taxpayer, (i) in each year that you hold your notes, you will be required to accrue into income original issue discount on your notes at our "comparable yield" for similar noncontingent debt, determined at the time of the issuance of the notes (even though you will not receive any cash with respect to the notes prior to maturity) and (ii) any income recognized upon a sale or exchange of your notes generally will be treated as interest income. Additionally, if you recognize a loss above certain thresholds, you might be required to file a disclosure statement with the IRS.

Tax Consequences to Non-U.S. Holders

You are a "Non-U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a nonresident alien individual;

- a foreign corporation; or

- a foreign estate or trust.

You are not a "Non-U.S. Holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a note.

If you are a Non-U.S. Holder of a note and if the treatment of the notes as "open transactions" that are not debt instruments is respected, any income or gain from the note should not be subject to U.S. federal income or withholding tax unless it is effectively connected with your conduct of a U.S. trade or business. However, among the issues addressed in the notice described above in "—Tax Consequences to U.S. Holders—Uncertainties Regarding Tax Treatment as Open Transactions That Are Not Debt Instruments" is the degree, if any, to which income with respect to instruments described therein, which may include the notes, should be subject to U.S. withholding tax. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the withholding tax consequences of an investment in the notes, possibly with retroactive effect.

If the notes are treated as debt instruments, any income or gain from a note will be exempt from U.S. federal income tax (including withholding tax) if you provide a properly completed IRS Form W-8BEN and these amounts are not effectively connected with your conduct of a U.S. trade or business.

If you are engaged in a U.S. trade or business, and if income or gain from a note is effectively connected with your conduct of that trade or business (and, if an applicable income tax treaty so requires, is attributable to a permanent establishment in the United States), although exempt from the withholding tax discussed above, you generally will be taxed in the same manner as a U.S. Holder. You will not be subject to withholding if you provide a properly completed IRS Form W-8ECI. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Recent Legislation

Recent legislation as modified by published guidance from Treasury and the IRS, including recently proposed regulations, generally would impose a withholding tax of 30% on payments to certain foreign entities (including financial intermediaries) with respect to certain financial instruments issued after December 31, 2012, unless various U.S. information reporting and due diligence requirements (that are in addition to, and potentially significantly more onerous than, the requirement to deliver an IRS Form W-8BEN) have been satisfied. Pursuant to the published guidance, this legislation would apply to payments of interest made after December 31, 2013 and to payments of gross proceeds of the sales of certain financial instruments made after December 31, 2014. Accordingly, if the notes are treated as debt instruments, as described above in "—Tax Consequences to U.S. Holders—Tax Consequences if Treated as Debt Instruments," these rules would apply to sales or exchanges (including "deemed" taxable exchanges) after December 31, 2014 of notes issued after December 31, 2012.

Federal Estate Tax

Individual Non-U.S. Holders, and entities the property of which is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an

individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisers regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

You may be subject to information reporting. You may also be subject to backup withholding on payments in respect of your notes unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you provide a properly completed IRS Form W-8 appropriate to your circumstances. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF NOTES ARE UNCLEAR. YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities LLC, as agent (an "Agent" or "JPMS"), and certain other agents that are or may become party to the Master Agency Agreement, as amended or supplemented, from time to time (each an "Agent" and collectively with JPMS, the "Agents"), JPMS has agreed and any additional Agents will agree to use reasonable efforts to solicit offers to purchase the principal amount of notes set forth in the cover page of the relevant terms supplement. We will have the sole right to accept offers to purchase the notes and may reject any offer in whole or in part. Each Agent may reject, in whole or in part, any offer it solicited to purchase notes. We will pay an Agent, in connection with sales of these notes resulting from a solicitation that Agent made or an offer to purchase the Agent received, a commission as set forth in the relevant terms supplement. An Agent will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement.

We may also sell notes to an Agent as principal for its own account at discounts to be agreed upon at the time of sale as disclosed in the relevant terms supplement. That Agent may resell notes to investors and other purchasers at a fixed offering price or at prevailing market prices, or prices related thereto at the time of resale or otherwise, as that Agent determines and as we will specify in the relevant terms supplement. An Agent may offer the notes it has purchased as principal to other dealers. That Agent may sell the notes to any dealer at a discount and, unless otherwise specified in the relevant terms supplement, the discount allowed to any dealer will not be in excess of the discount that Agent will receive from us. After the initial public offering of notes that the Agent is to resell on a fixed public offering price basis, the Agent may change the public offering price, concession and discount.

Unless otherwise specified in the relevant terms supplement, JPMS, as an Agent, will receive the aggregate profits generated from the deduction of the index fee of 0.75% per annum to cover ongoing payments related to the distribution of the notes and as a structuring fee for developing the notes. A portion of such profits may be used to allow selling concessions to other dealers.

Payments constituting underwriting compensation will not exceed a total of 8% of offering proceeds.

Our affiliates, including JPMS, may use this product supplement no. 23-I and the accompanying prospectus supplement, prospectus or terms supplement in connection with offers and sales of the notes in the secondary market. JPMS or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

Unless otherwise specified in the relevant terms supplement, there is currently no public trading market for the notes. In addition, unless otherwise specified in the relevant terms supplement, we have not applied and do not intend to apply to list the notes on any securities exchange or to have the notes quoted on a quotation system. JPMS may act as a market maker for the notes. However, JPMS is not obligated to do so and may discontinue any market-making in the notes at any time in its sole discretion. Therefore, we cannot assure you that a liquid trading market for the notes will develop, that you will be able to sell your notes at a particular time or that the price you receive if you sell your notes will be favorable.

In connection with an offering of the notes, JPMS may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position for JPMS. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If JPMS engages in stabilizing or syndicate covering transactions, it may discontinue them at any time.

Certain of the Agents engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.

No action has been or will be taken by us, JPMS or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. 23-I or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. 23-I or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed that it will not offer or sell the notes in any non-U.S. jurisdiction (i) if that offer or sale would not be in compliance with any applicable law or regulation or (ii) if any consent, approval or permission is needed for that offer or sale by that Agent or for or on our behalf, unless the consent, approval or permission has been previously obtained. We will have no responsibility for, and the applicable Agent will obtain, any consent, approval or permission required by that Agent for the subscription, offer, sale or delivery by that Agent of the notes, or the distribution of any offering materials, under the laws and regulations in force in any non-U.S. jurisdiction to which that Agent is subject or in or from which that Agent makes any subscription, offer, sale or delivery. For additional information regarding selling restrictions, please see "Notice to Investors" in this product supplement.

Unless otherwise specified in the relevant terms supplement, the settlement date for the notes will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).

Conflicts of Interest

We own, directly or indirectly, all of the outstanding equity securities of JPMS. The net proceeds received from the sale of the notes will be used, in part, by JPMS or its affiliates in connection with hedging our obligations under the notes. The underwriting arrangements for an offering of the notes will comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with FINRA Rule 5121, neither JPMS nor any other affiliated Agent of ours may make sales in an offering of the notes to any of its discretionary accounts without the specific written approval of the customer.

NOTICE TO INVESTORS

We will offer to sell, and will seek offers to buy, the notes only in jurisdictions where offers and sales are permitted. None of the accompanying prospectus supplement and prospectus, this product supplement no. 23-I, any related underlying supplement and the terms supplement (each, a "Disclosure Document" and, collectively, the "Disclosure Documents") will constitute an offer to sell, or a solicitation of an offer to buy, the notes by any person in any jurisdiction in which it is unlawful for that person to make an offer or solicitation. Neither the delivery of any Disclosure Document nor any sale made thereunder implies that our affairs have not changed or that the information in any Disclosure Document is correct as of any date after the date thereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of the Disclosure Documents and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make those purchases, offers or sales.

Argentina

The notes have not been and will not be authorized by the *Comisión Nacional de Valores* (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including, but not limited to, personal offerings, written materials, advertisements, the internet or the media, in circumstances that constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

(i)   Targeted investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment.

(ii)   Investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication.

(iii)   The number of contacted investors should be relatively small.

(iv)   Investors should receive complete and precise information on the proposed investment.

(v)   Any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient.

(vi)   The documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina.

(vii)   The aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The notes will not be offered or sold in or into The Bahamas except in circumstances that do not constitute a "public offering" according to the Securities Industry Act, 1999. The offer of the notes, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas. Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any notes.

Bermuda

The Disclosure Documents have not been and will not be registered or filed with any regulatory authority in Bermuda. The offering of the notes pursuant to the Disclosure Documents to persons resident in Bermuda is not prohibited, *provided* we are not thereby carrying on business in Bermuda.

Brazil

The notes have not been and will not be registered with the "*Comissão de Valores Mobiliários*" — the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The notes are not being offered into Brazil. Documents relating to an offering of the notes, including the Disclosure Documents, as well as the information contained therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the notes to the public in Brazil.

British Virgin Islands

The notes may not be offered in the British Virgin Islands unless we or the person offering the notes on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The notes may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

The Disclosure Documents and the notes have not been and will not be registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of the Disclosure Documents. The notes will not be offered or sold, directly or indirectly, in the Cayman Islands.

Chile

The Agents, we and the notes have not been and will not be registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the notes will not be offered or sold within Chile or to, or for the account of benefit of, persons in Chile, except in circumstances that will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the notes, except in circumstances that will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The notes will be sold only to specific buyers, each of which will be deemed upon purchase:

(i)   to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the notes;

(ii)   to agree that it will only resell the notes in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the notes are transferred a notice substantially to the effect of this selling restriction;

(iii)   to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the notes; and

(iv)   to acknowledge that it has not relied upon advice from any Agent and/or us, or our respective affiliates, regarding the determination of the convenience or suitability of notes as an investment for the buyer or any other person; and that it has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The notes have not been and will not be registered in the National Securities Registry of Colombia (*Registro Nacional de Valores y Emisores*) kept by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*) or in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*). Therefore, the notes will not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (*Sala General de la Superintendencia de Valores*), as amended from time to time.

If the notes are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the notes must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the notes should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to:

(i)   any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements;

(ii)   any offer or sale of the notes at offices or branches open to the public;

(iii)   use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the notes; or

(iv)   use (a) non-solicited emails or (b) email distribution lists to market the notes.

The Disclosure Documents are for your sole and exclusive use, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant thereto and represent that you are the sole liable party for full compliance with those laws and regulations.

El Salvador

The notes may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the notes to indeterminate individuals, nor will it make known any Disclosure Document in the territory of El Salvador through any mass media communication such as television, radio, press or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, that are not directed to the Salvadoran public. The offering of the notes will not be registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of notes in the Republic of El Salvador will be negotiated only on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and will, in any event, be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a "Relevant Member State"), each Agent has represented and agreed, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it will not make an offer of the notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of the notes to the public in that Relevant Member State:

(i)   at any time to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(ii)   at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Agent; or

(iii) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no offer of notes will require us or any Agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of the notes to the public" in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

This European Economic Area selling restriction is in addition to any other selling restrictions set out herein.

Hong Kong

Each Agent has represented and agreed that:

(i)   it will not offer or sell in Hong Kong, by means of any document, the notes (except for notes which are a "structured product" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong) other than (a) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance; or (b) in other circumstances that do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or that do not constitute an offer to the public within the meaning of that Ordinance; and

(ii)   it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes that is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes that are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of the notes that would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The notes have not been and will not be registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States. The Disclosure Documents may not be publicly distributed in the United Mexican States. The notes may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

Each Agent has represented and agreed that with effect from and including January 1, 2012, it will not make an offer of notes that are the subject of the offering contemplated by the Disclosure Documents to the public in The Netherlands in reliance on Article 3(2) of the Prospectus Directive if and to the extent article 5:20(5) of the Dutch Financial Supervision Act (*Wet op het financieel toezicht*, the "DFSA") will be applied, unless such offer is made exclusively to qualified investors in The Netherlands as defined in the Prospectus Directive, *provided* that no offer of the notes will require us or any Agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expressions (i) an "offer of notes to the public" in The Netherlands; and (ii) "Prospectus Directive" have the meaning given to them above under the section entitled "European Economic Area."

Panama

The notes have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The notes do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

The notes have not been and will not be registered with or approved by the regulator of the Peruvian securities market or the stock exchange. Accordingly, the notes will be offered only to institutional investors (as defined by the Peruvian Securities Market Law — "*Ley de Mercado de Valores*" enacted by Legislative Decree No. 861 — Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it. The placement of the notes shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

None of the Disclosure Documents has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Disclosure Documents and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or to any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person, which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust will not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; or (4) as specified in Section 276(7) of the SFA.

Switzerland

The Disclosure Documents are not intended to constitute an offer or solicitation to purchase or invest in the notes described therein. The notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither the Disclosure Documents nor any other offering or marketing material relating to the notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or the Swiss Collective Investment Scheme Act, and neither the Disclosure Documents nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

Neither the Disclosure Documents nor any other offering or marketing material relating to us, the offering or the notes have been or will be filed with or approved by any Swiss regulatory authority. The notes are not subject to the supervision by any Swiss regulatory authority, *e.g.*, the Swiss Financial Markets Supervisory Authority (FINMA), and investors in the notes will not benefit from protection or supervision by any such authority.

United Kingdom

Each Agent has represented and agreed that:

(a) in relation to any notes that have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Uruguay

The offering of notes in Uruguay constitutes a private offering and each Agent has agreed that the notes and we will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The notes will not be registered with the Venezuelan National Securities Commission (*Comisión Nacional de Valores*) and will not be publicly offered in Venezuela. No document related to the offering of the notes shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the notes may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (*Banco Central de Venezuela*) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the "Code") prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under Section 4975 of the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we, and our current and future affiliates, may be Parties in Interest with respect to many Plans. Where we (or our affiliate) are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless statutory or administrative exemptive relief were available.

Certain prohibited transaction class exemptions ("PTCEs") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the notes and related lending transactions, *provided* that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and *provided further* that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called "service provider exemption"). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the notes.

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase or holding of the notes that (a) it is not a Plan and its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) ("Non-ERISA Arrangements") are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations ("Similar Laws"). Accordingly, each such purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14, the service provider exemption or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The notes are contractual financial instruments. The financial exposure provided by the notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Each purchaser or holder of any notes acknowledges and agrees that:

(i)   the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the notes, (B) the purchaser or holder's investment in the notes, or (C) the exercise of or failure to exercise any rights we have under or with respect to the notes;

(ii) we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the notes and (B) all hedging transactions in connection with our obligations under the notes;

(iii) any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv) our interests are adverse to the interests of the purchaser or holder; and

(v)   neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment is appropriate for, or meets all relevant legal requirements with respect to investments by, Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

Annex A

J.P. Morgan Strategic Volatility Index Series

Index Rules

J.P.Morgan

17 February 2012

PART A

General Rules

1.   This Document

1.1   Introduction

This document comprises the rules of the J.P. Morgan Strategic Volatility Index Series, a family of notional rule-based proprietary indices.

The table below sets out each Index comprised in the J.P. Morgan Strategic Volatility Index Series and relevant Parts and Modules of this document that comprise the Index Rules for each Index:

Index	Index Rules – applicable Parts and Module
J.P. Morgan Strategic Volatility Index	Part A, Part B and Module B1.0
J.P. Morgan Strategic Volatility Systematic Long Index	Part A, Part C and Module C1.0

This Part A sets out the general rules applicable to each Index. The other applicable Part for the Index:

(a)   sets out the rules of the strategy applicable to the Index; and

(b)   contains the Applicable Module that sets out the specific information pertaining to the Index such as (among other information): (1) the name of the Index and Bloomberg ticker; (2) the Futures Contract(s) referenced in the Index; and (3) other specific rules (if any) applicable to the Index.

1.2   Publication and availability of the Index Rules

The Index Rules are published by J.P. Morgan Securities Ltd. of 125 London Wall, London EC2Y 5AJ, UK in its capacity as Index Calculation Agent of the Indices.

The Index Calculation Agent may, in its discretion, publish only the Index Rules applicable to one or more of the Indices by removing the Parts and Modules from this document that do not apply to such Indices and amending section 1.1 above as necessary.

Copies of the Index Rules may be obtained by holders of investments linked to one or more Indices free of charge on request to the Index Calculation Agent.

1.3   Amendments

The Index Rules for an Index may be amended from time to time at the discretion of the Index Calculation Agent and will be re-published (in a manner determined by the Index Calculation Agent from time to time) no later than one calendar month following such amendment.

Although the Index Rules are intended to be comprehensive, ambiguities may arise. If so, the Index Calculation Agent will resolve such ambiguities and, if necessary, amend the Index Rules to reflect such resolution.

1.4   No offer of securities

The Index Rules neither constitute an offer to purchase or sell securities nor specific advice of whatever form (tax, legal, accounting or regulatory) in respect of any investment strategy or investment that may be linked to an Index.

2.   Indices are synthetic

The Indices are constructed on notional or synthetic exposure to the Futures Contracts referenced in the Indices because there is no actual portfolio of Futures Contracts nor assets to which any person is entitled or in which any person has any ownership interest. The Indices merely identify certain Futures Contracts and rules-based trading strategies, the performance of which are used as a reference point for the purposes of calculating the level of each Index.

3. Index Calculation Agent

3.1 Identity

J.P. Morgan Securities Ltd. or any affiliate, subsidiary or third party designated by it will act as calculation agent in connection with each Index (the **"Index Calculation Agent"**).

3.2 Index Calculation Agent standards

The Index Calculation Agent shall act in good faith and in a commercially reasonable manner in respect of determinations made by it pursuant to the Index Rules.

3.3 Index Calculation Agent determinations

All determinations of the Index Calculation Agent pursuant to the Index Rules in respect of an Index and interpretation of the Index Rules shall be final, conclusive and binding and no person shall be entitled to make any claim against the Index Calculation Agent or any of the Relevant Persons in respect thereof. Neither the Index Calculation Agent nor any Relevant Person shall:

(a)   be under any obligation to revise any determination or calculation made or action taken for any reason in connection with the Index Rules or an Index; or

(b)   have any responsibility to any person (whether as a result of negligence or otherwise) for any determinations made or anything done (or omitted to be determined or done) in respect of any Index or in respect of the publication of any Index Level (or failure to publish such level) or any use to which any person may put an Index or the Index Levels.

4. Calculation of Index Levels

4.1 Base Level and Base Date

The Base Level and Base Date of an Index are specified in the Applicable Module.

4.2 Publication of Index Levels

Subject to the occurrence of a Market Disruption Event, in respect of each Index, the Index Calculation Agent shall calculate and publish (in a manner determined by the Index Calculation Agent from time to time) the level of the Index (the **"Index Level"**) in respect of each Index Business Day. All Index Levels are rounded to 2 decimal places before being published and calculated in the Currency of the Index.

5. Corrections in respect of Indices

If, in respect of an Index:

(a)   the level or price of any Futures Contract, the Base Index, variable, input or other matter which is used for any calculation relevant to the Index Level for any Index Business Day is subsequently corrected and the correction is published by the Relevant Exchange or relevant publication source; or

(b)   the Index Calculation Agent identifies an error or omission in any of its calculations or determinations in respect of the Index Level for any Index Business Day,

then, the Index Calculation Agent may, if practicable and it considers such correction material, adjust or correct the published Index Level for such day and/or each subsequent Index Business Day and publish (in such manner determined by the Index Calculation Agent) such corrected Index Level(s) as soon as reasonably practicable.

6. Extraordinary Events – Futures Contract

6.1 Successor Futures Contract

If, in respect of an Index, any Futures Contract is:

(a)   not calculated and quoted by the Relevant Exchange but by a successor exchange acceptable to the Index Calculation Agent; or

(b)   replaced by a successor futures contract using, in the determination of the Index Calculation Agent, the same or substantially similar formula and method of calculation as used in the calculation of the relevant Futures Contract,

then in each case that successor futures contract (the "**Successor Futures Contract**") shall replace the relevant Futures Contract with effect from a date determined by the Index Calculation Agent who may make such adjustment to the Index Rules, as it determines in good faith is appropriate, to account for such change.

6.2   Material change to Futures Contracts, cancellation or non-publication

Without prejudice to the ability of the Index Calculation Agent to amend the Index Rules (see section 1), if, at any time in respect of any Futures Contract (the "**Affected Contract**"):

(a)   the Index Calculation Agent considers it reasonably necessary to exclude or substitute the Affected Contract to reflect the intention of the relevant Index, including (without prejudice to the generality of the foregoing) changes announced by the Relevant Exchange relating to the modification, exclusion, inclusion or substitution of any Futures Contracts; or

(b)   there is a perception among market participants generally that the published price of the relevant Futures Contract is inaccurate (and the Relevant Exchange fails to correct such level); or

(c)   any Relevant Exchange:

(i)   announces that it will make a material change to the definition of any Futures Contract or in any other way materially modifies such contract (other than a modification prescribed in the definition of such contract); or

(ii)   permanently cancels any Futures Contract and no Successor Futures Contract exists or is otherwise unable or unwilling to publish a level of the Futures Contract; or

(d)   the Index Calculation Agent determines that a Change in Law has occurred in respect of a Futures Contract,

then the Index Calculation Agent may exclude or substitute the Affected Contract from the relevant Index and may adjust the Index Rules as it determines in good faith to be appropriate to account for such change(s) (including, without limitation, selecting (a) a replacement futures contract traded on the Relevant Exchange or an equivalent exchange and having similar characteristics to the Affected Contract; and (b) the date of such replacement) on such date(s) as selected by the Index Calculation Agent or cease publication of the affected Index.

7.   Extraordinary Events – Base Index

7.1   Successor Base Index

If, in respect of an Index, the Base Index is:

(a)   not calculated and quoted by the applicable sponsor but by a successor sponsor acceptable to the Index Calculation Agent; or

(b)   replaced by a successor index using, in the determination of the Index Calculation Agent, the same or substantially similar formula and method of calculation as used in the calculation of the relevant Base Index,

then in each case that successor base index (the "**Successor Base Index**") shall replace the relevant Base Index with effect from a date determined by the Index Calculation Agent who may make such adjustment to these Index Rules, as it determines in good faith is appropriate, to account for such change.

7.2   Material change to Base Index, cancellation or non-publication

Without prejudice to the ability of the Index Calculation Agent to amend the Index Rules (see section 1), if, at any time in respect of any applicable Base Index (the "**Affected Base Index**"):

(a)   the Index Calculation Agent considers it reasonably necessary to exclude or substitute the Affected Base Index to reflect the intention of the relevant Index,

including (without prejudice to the generality of the foregoing) changes announced by the applicable sponsor of the Base Index relating to the modification, exclusion, inclusion or substitution of any Base Index; or

(b) there is a perception among market participants generally that the published level of the relevant Base Index is inaccurate (and the applicable sponsor of the Base Index fails to correct such level); or

(c) the sponsor of any applicable Base Index:

(i) announces that it will make a material change in the formula for or the method of calculating the Base Index or in any other way materially modifies that Base Index (other than a modification prescribed in the formula or method to maintain that Base Index in the event of changes in constituent stock and capitalization and other routine events); or

(ii) permanently cancels the Base Index and no Successor Base Index exists or is otherwise unable or unwilling to publish a level of the Base Index,

then the Index Calculation Agent may exclude or substitute the Affected Base Index from the relevant Index and may adjust the Index Rules as it determines in good faith to be appropriate to account for such change(s) (including, without limitation, selecting (a) a replacement base index on the Relevant Exchange or an equivalent exchange and having similar characteristics to the Affected Base Index; and (b) the date of such replacement) on such date(s) as selected by the Index Calculation Agent or cease publication of the Affected Base Index.

7.3 Cancellation of license or permission

If in respect of an Index, at any time, any license granted (if required) to the Index Calculation Agent (or its affiliates) to use any Base Index or other component ("**Affected Component**") for the purposes of the Index terminates, or the Index Calculation Agent's rights to use the Base Index or other underlying component for the purpose of the Index is otherwise disputed, impaired or ceases (for any reason), the Index Calculation Agent may remove such Affected Component from the Index and may adjust the Index Rules as it determines in good faith to be appropriate to account for such change(s) including, without limitation, selecting (a) a replacement base index or other underlying component having similar characteristics to the Affected Component; and (b) the date of such replacement) on such dates as selected by the Index Calculation Agent or cease publication of the affected Index.

8 Definitions

In respect of each Index, the capitalized terms defined below shall have the following meanings in the Index Rules:

"Applicable Module" means the Module which is applicable to the Index as specified in the table in section 1.1 above;

"Applicable Parts" means the Part(s) which are applicable to the Index as specified in the table in section 1.1 above;

"Applicable Parts / Module" means the Parts and Module which are applicable to the Index as specified in the table in section 1.1 above;

"Base Date" means the date specified in the Applicable Parts / Module;

"Base Index" the index as specified in the Applicable Parts / Module;

"Base Level" means the level specified in the Applicable Parts / Module;

"*Change in Law*" means due to the adoption of, or any change in, any applicable law, regulation or rule (including, without limitation, any tax law) or the promulgation of, or any change in, the interpretation, application, exercise or operation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, any action taking by a taxing authority, or any exchange or trading facility), the Index Calculation Agent determines in good faith that it has become illegal to hold, acquire or dispose of the Futures Contracts;

"Closing Price" means, in respect of a Futures Contract and Index Business Day, the official settlement price (howsoever described in the rules of the Relevant Exchange) for the Futures Contract published by the Relevant Exchange;

"Currency of the Index" means the currency specified as such in the Applicable Module;

"Disrupted Day" means, in respect of an Index and an Index Business Day, the occurrence or existence of a Market Disruption Event in respect of a Futures Contract and/or the Base Index;

"Early Closure" means, the closure on any Index Business Day of the Relevant Exchange prior to its scheduled closing time unless such earlier closing time is announced by such exchange(s) at least one hour prior to the actual closing time for the regular trading session on such exchange(s) on such Index Business Day;

"Exchange Disruption" means, any event (other than an Early Closure) that disrupts or impairs (as determined by the Index Calculation Agent) the ability of market participants in general to effect transactions in, or obtain market values for, futures (including, without limitation, the Futures Contracts) or options contracts relating to the Base index on any Relevant Exchange;

"Final Settlement Value" in respect of a Futures Contract and a Rebalancing Settlement Date, the final settlement value (howsoever described in the rules of the Relevant Exchange) for the Futures Contract as published by the Relevant Exchange;

"Futures Contract" means the futures contract(s) in respect of the Base Index as specified in the Applicable Parts / Module;

"Index Business Day" means the index business days specified as such in the Applicable Module, subject to adjustment in accordance with the Index Rules;

"Index Calculation Agent" means J.P. Morgan Securities Ltd or any affiliate, subsidiary or delegate designated by it in accordance with section 3.1 of this Part A;

"Index" means each Index specified in the table in section 1.1 above;

"Index Level" has the meaning given in section 4.2 of this Part A;

"Index Rules" means the relevant Parts and Modules of the document that comprise the Index Rules for the Index as specified in the table in section 1.1 above;

"Market Disruption Event" means, in respect of:

(a)   a Futures Contract:

      (i)   a failure by the Relevant Exchange to publish the Closing Price for the Futures Contract on an Index Business Day or the Final Settlement Value on a Rebalancing Settlement Date (as the case may be); or

      (ii)   any event that, in the determination of the Index Calculation Agent, disrupts or impairs the ability of market participants generally to effect transactions in or obtain market values for such Futures Contract on the Index Business Day. Such events may include, but are not limited to, the occurrence of any of a Trading Disruption, Exchange Disruption or Early Closure; or

(b)   a Base Index, a failure by the sponsor for the Base Index to calculate and publish the level for the Base Index on an Index Business Day;

"Module" means the Module of this document applicable to the Index as specified in the table in section 1.1 above.

"Part" means the Parts of this document applicable to the Index as specified in the table in section 1.1 above.

"Relevant Exchange" in respect of an Index, the relevant exchange or quotation system specified in the Applicable Parts / Module;

"Relevant Persons" means any affiliate or subsidiary of the Index Calculation Agent or their respective directors, officers, employees, representatives, delegates or agents;

"Trading Disruption" means any suspension of or limitation imposed on trading by the Relevant Exchange or otherwise and whether by reason of movements in a price exceeding limits permitted by the Relevant Exchange or otherwise in futures (including, without limitation, the Futures Contracts) or options contracts relating to the Base Index on any Relevant Exchange;

Notices, Disclaimers and Conflicts

These Index Rules have been developed with the possibility of the Index Calculation Agent or any of the Relevant Persons entering into or promoting, offering or selling transactions or investments (structured or otherwise) linked to one or more Indices and the hedging of such transactions or investments in any manner that they see fit.

No one may reproduce or disseminate the information contained in this document or an Index Level without the prior written consent of the Index Calculation Agent. This document is not intended for distribution to, or use by any person in, a jurisdiction where such distribution is prohibited by law or regulation.

Part B

J.P. Morgan Strategic Volatility Index

1.   Introduction

This Part B applies to each of the Indices in the Modules to this Part B (each an **"Index"** and together the **"Indices"**). The Index Rules of each Index are comprised of Part A of this document, this Part B and the Applicable Module to this Part B.

The Indices model returns from combining a systematic long and an opportunistic short synthetic exposure to the Futures Contracts that are rolled continuously throughout the period between the settlement dates for the various Futures Contracts.

The synthetic long exposure to the Futures Contracts measures the return from a rolling long position in the second and third month Futures Contracts. Subject to the occurrence of a Market Disruption Event, the long exposure in the Indices rolls continuously throughout each month from the second month Futures Contract into the third month Futures Contract.

The synthetic short exposure to the Futures Contracts measures the return from a rolling short position in the first and second month Futures Contracts and is only activated when volatility term structure is upward sloping. The short exposure is partially increased (or decreased) following three consecutive days of the Base Index being below (or above) the rolling average of the first and second Futures Contracts, with the size of the increase (or decrease) in exposure for each subsequent Index Business Day being equal to 20% (and subject to an overall maximum short exposure of 100% and a minimum short exposure of 0%). If no such condition is met, the short position is rolled over with the same exposure as the previous Index Business Day. Subject to the occurrence of a Market Disruption Event, the short exposure in the Indices rolls continuously throughout each month from the first month Futures Contract into the second month Futures Contract.

For each Index, the Applicable Module sets out (among other things) the:

- Name of the Index and Bloomberg ticker;
- Base Index;
- Index Business Days of the Index;
- Rebalancing Settlement Dates; and
- Adjustment Factor of the Index.

2. Futures Contracts

The table below sets out the futures contracts in respect of the Base Index (each a "**Futures Contract**"), together with the applicable "Contract Letter", and "Settlement Month".

Each Futures Contract expires on the Rebalancing Settlement Date occurring in the Settlement Month specified in the table. For example, a Futures Contract with the Contract Letter "J" expires in Settlement Month April.

Each row in the table provides the applicable Contract Letter for each Futures Contract (i = 1, 2, 3) by reference to the month in which the relevant Rebalancing Period ends. For example, the Contract Letter for Futures Contract (i = 3) for the Rebalancing Period ending in June is "Q".

In the table below, references to Futures Contract(s) (i=1, 2, 3) are to the futures contract(s) by reference to the month in which the relevant Rebalancing Period ends. For example, Futures Contract (i=1) means the Futures Contract expiring at the end of the current Rebalancing Period and Futures Contract (i=2) means the Futures Contract expiring at the end of the Rebalancing Period immediately following the current Rebalancing Period.

In respect of a Rebalancing Period, the number applicable to the Futures Contract (ie i=1, 2, 3) applies to such Futures Contract up to and including the Rebalancing Settlement Date which occurs at the end of that Rebalancing Period.

Table: Futures Contracts

Futures Contract(s)	The month in which the Rebalancing Period ends											
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Futures Contract (i=1)	F	G	H	J	K	M	N	Q	U	V	X	Z
Futures Contract (i= 2)	G	H	J	K	M	N	Q	U	V	X	Z	F
Futures Contract (i=3)	H	J	K	M	N	Q	U	V	X	Z	F	G

Contract Letter	F	G	H	J	K	M	N	Q	U	V	X	Z
Settlement Month	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec

3. Rebalancing Period

The Futures Contracts referenced in the Index are rebalanced on each Rebalancing Date from, and including one Rebalancing Settlement Date to, but excluding, the next Rebalancing Settlement Date (each such period, a "**Rebalancing Period**"). The initial Rebalancing Period commenced on, and included, the Base Date.

4. Calculation of Index Levels

Subject to the occurrence of a Market Disruption Event, the Index Level ("*Index (t)*") for each Index shall be calculated in respect of each Index Business Day as follows:

Index (t) = Index (t-1) * (1 + Return t)

Where:

Index (t-1) means the Index Level published by the Index Calculation Agent in respect of the immediately preceding Index Business Day that is not a Disrupted Day

Return t = (GrossIndex(t)/ GrossIndex(t-1)) -1 – (Rebal Fut (t-1) * R) – (A * n(t-1,t) / 360)

Where:

GrossIndex(t) = GrossIndex(t-1) * (1+Long Return(t) – I(t-1)* Short Return(t))

If Index Business Day t-1 is a Rebalancing Settlement Date, then:

Short Return (t) = DCRP (1, t) / DCRP (2,t-1) -1

Long Return (t) = DCRP (2, t) / DCRP (3,t-1) -1

Where:

DCRP (i, t) means the Daily Contract Reference Price of the i-th Futures Contract on Index Business Day t

Daily Contract Reference Price means either: (a) in respect of any Index Business Day that is a Rebalancing Settlement Date, the Final Settlement Value; or (b) in respect of any other Index Business Day, the Closing Price of the Futures Contract.

If Index Business Day t-1 is not a Rebalancing Settlement Date:

Short Return (t) = CRW (1, t-1) * DCRP (1, t) / DCRP (1,t-1) + CRW (2,t-1) * DCRP (2, t) / DCRP (2,t-1) -1

Long Return (t) = CRW (1, t-1) * DCRP (2, t) / DCRP (2,t-1) + CRW (2,t-1) * DCRP (3, t) / DCRP (3,t-1) -1

Where:

CRW (1, t) = dr / dp,

CRW (2, t) = (dp-dr) / dp

The reference above to CRW "1" or "2" is to the closest and the next following Futures Contracts that are referred to in the relevant provision. For example, in the calculation of the Long Return, "1" is a reference to Futures Contract (i=2) and "2" is a reference to Futures Contract (i=3).

dp is the total number of Index Business Days in the Rebalancing Period in which the Index Business Day(t) falls (irrespective of whether any such day(s) are or become subject to a Market Disruption Event);

dr is the total number of Index Business Days from, and including, the Index Business Day(t) to, but excluding, the next Rebalancing Settlement Date (irrespective of whether any such day(s) are or become subject to a Market Disruption Event);

I(t-1) is the signal utilised to determine the exposure (if any) to the Short Return by reference to Index Business Day t-1 and is calculated as follows:

(i)   if in respect of all Index Business Days t-j (where j = 2, 3 and 4) the Base Index Level in respect of each Index Business Day (t-j) is greater than or equal to an amount calculated as follows:

   CRW(1, t-j) * DCRP (1, t - j) + CRW(2, t-j) * DCRP(2, t – j)

   then, I(t-1) = MAX[0, I(t-2)-20%],

(ii)   if in respect of all Index Business Days t-j (where j = 2, 3 and 4) the Base Index Level in respect of each Index Business Day (t-j) is less than an amount calculated as follows:

CRW(1, t-j) * DCRP (1, t - j) + CRW(2, t-j) * DCRP(2, t – j)

then, I(t-1) = MIN[1, I(t-2)+20%], *and*

(iii)   if in respect of any Index Business Day t-1 the conditions in (i) and (ii) have not been satisfied:

then, I(t-1)=I(t-2).

Base Index Level means, in respect of an Index Business Day, the official closing level of the Base Index published by the sponsor of the Base Index in respect of the relevant Index Business Day.

R means, in respect of an Index Business Day, the notional Rebalancing Adjustment Factor as specified in the Applicable Module, determined by reference to the Base Index on Index Business Day (t-1).

A means the notional Adjustment Factor as specified in the Module for the Index; and

n(t-1,t) is the number of calendar days from, and including Index Business Day t-1 to, but excluding, Index Business Day t;

Rebal Fut (t-1) refers to the proportion of the relevant Futures Contract notionally rebalanced between Index Business Day t-1 and Index Business Day t and is calculated as follows:

Rebal Fut (t-1) = |Rebal Fut (1,t-1)| + |Rebal Fut (2,t-1)| + |Rebal Fut (3,t-1)| +| I(t-1) - I(t)|

Where

If Index Business Day t-1 is not a Rebalancing Settlement Date:

$$\mathrm{Re}\,balFut(1,t-1) = -CRW(1,t-1)\times I(t-1)\times\frac{DCRP(1,t)}{DCRP(1,t-1)}\times\frac{GrossIndex(t-1)}{GrossIndex(t)}+CRW(1,t)\times I(t)$$

$$\mathrm{Re}\,balFut(2,t-1) = \left[-CRW(2,t-1)\times I(t-1)+CRW(1,t-1)\right]\times\frac{DCRP(2,t)}{DCRP(2,t-1)}\times\frac{GrossIndex(t-1)}{GrossIndex(t)}$$

$$-\left[-CRW(2,t)\times I(t)+CRW(1,t)\right]$$

$$\mathrm{Re}\,balFut(3,t-1) = CRW(2,t-1)\times\frac{DCRP(3,t)}{DCRP(3,t-1)}\times\frac{GrossIndex(t-1)}{GrossIndex(t)}-CRW(2,t)$$

If Index Business Day t-1 was a Rebalancing Settlement Date

$$\mathrm{Re}\,balFut(1,t-1) = -I(t-1)\times\frac{DCRP(1,t)}{DCRP(2,t-1)}\times\frac{GrossIndex(t-1)}{GrossIndex(t)}+CRW(1,t)\times I(t)$$

$$\mathrm{Re}\,balFut(2,t-1) = \frac{DCRP(2,t)}{DCRP(3,t-1)}\times\frac{GrossIndex(t-1)}{GrossIndex(t)}-\left[-CRW(2,t)\times I(t)+CRW(1,t)\right]$$

$$\mathrm{Re}\,balFut(3,t-1) = CRW(2,t)$$

5. Market Disruption Events

Determination of Index Level

Notwithstanding the remainder of this section, if any Index Business Day is a Disrupted Day then the Index Calculation Agent may suspend the calculation and publication of the Index Level until the first succeeding Index Business Day which is not a Disrupted Day.

Rebalancing Dates

If any Rebalancing Date is a Disrupted Day, then the relevant Rebalancing Date shall be deemed to be the first following Rebalancing Date that is not a Disrupted Day.

On the first Rebalancing Date following one or more consecutive Disrupted Days (the first such day being the "**First Disrupted Day**" and the last such date being the "**Final Disrupted Day**"), the Index Calculation Agent will determine the Index Level in accordance with the methodology set out in Section 4 of this Part B provided that references to Index Business Day (t-1, 2 , 3 and 4) shall be deemed to be references to the Index Business Days (that are themselves not Disrupted Days) occurring on such day or days prior to the First Disrupted Day.

If the first Rebalancing Date following the Final Disrupted Day falls after a Rebalancing Settlement Day then for the purposes of calculating the Index Level references to:

DCRP (3,t) shall be deemed to be references to DCRP(2,t);

DCRP (2,t) shall be deemed to be references to DCRP(1,t); and

DCRP(1,t) shall be deemed to be the Final Settlement Value of the relevant Futures Contract expiring on that Rebalancing Settlement Day (as published by the Relevant Exchange).

Module B1.0: J.P. Morgan Strategic Volatility Index

This Module B1.0 sets out the specific information pertaining to the J.P. Morgan Strategic Volatility Index.

Name of Index	JPMorgan Strategic Volatility Index (JPUSSTVL <Index>)
Currency of the Index	US Dollar
Base Index	The CBOE Volatility Index (Bloomberg Code: VIX Index)
Index Business Days	Each day (other than a Saturday or Sunday) on which the Relevant Exchange(s) in respect of each Futures Contract and the Base Index are open for trading during its or their regular trading sessions
Relevant Exchange	Means, as at the Base Date, the Chicago Board Options Exchange or any successor thereof or otherwise any exchange on which any Successor Futures Contract is traded or Base Index is listed (as the case may be) from time to time
Rebalancing Settlement Dates	Means, in respect of a Futures Contract, the final settlement date (or howsoever it is called) as published by the Relevant Exchange
Rebalancing Date	Means each Index Business Day occurring during a Rebalancing Period
Adjustment Factor	0.75% per annum

Rebalancing Adjustment Factor ("R") utilized for Index Business Day (t). The Rebalancing Adjustment Factor is referenced in the definition of "Return (t)". The Rebalancing Adjustment Factor is not a per annum amount, but applied to "Rebal Fut (t-1)" (being the proportion of Futures Contracts notionally rebalanced between Index Business Day (t) and Index Business Day (t-1)).	Base Index Level on Index Business Day (t-1)	Rebalancing Adjustment Factor
	=< 35	0.20%
	=< 50 and > 35	0.30%
	=< 70 and > 50	0.40%
	> 70	0.50%

Base Date	19 September 2006
Base Level	100.00

Part C

J.P. Morgan Strategic Volatility Systematic Long Index

1.   Introduction

This Part C applies to each of the Indices in the Modules to this Part C (each an **"Index"** and together the **"Indices"**). The Index Rules of each Index are comprised of Part A of this document, this Part C and the Applicable Module to this Part C.

The Indices model returns from a systematic long exposure to the Futures Contracts that are rolled continuously throughout the period between the settlement dates for the various Futures Contracts.

The synthetic long exposure to the Futures Contracts measures the return from a rolling long position in the second and third month Futures Contracts. Subject to the occurrence of a Market Disruption Event, the long exposure in the Indices rolls continuously throughout each month from the second month Futures Contract into the third month Futures Contract.

For each Index, the Applicable Module sets out (among other things) the:

- Name of the Index and Bloomberg ticker;
- Base Index;
- Index Business Days of the Index;
- Rebalancing Settlement Dates; and
- Adjustment Factor of the Index.

2.   Futures Contracts

The table below sets out the futures contracts in respect of the Base Index (each a "**Futures Contract**"), together with the applicable "Contract Letter" and "Settlement Month".

Each Futures Contract expires on the Rebalancing Settlement Date occurring in the Settlement Month specified in the table.   For example, a Futures Contract with the Contract Letter "J" expires in Settlement Month April.

Each row in the table provides the applicable Contract Letter for each Futures Contract (i = 1, 2, 3) by reference to the month in which the relevant Rebalancing Period ends. For example, the Contract Letter for Futures Contract (i = 3) for the Rebalancing Period ending in June is "Q".

In the table below, references to Futures Contract(s) (i=1, 2, 3) are to the futures contract(s) by reference to the month in which the relevant Rebalancing Period ends. For example, Futures Contract (i=1) means the Futures Contract expiring at the end of the current Rebalancing Period and Futures Contract (i=2) means the Futures Contract expiring at the end of the Rebalancing Period immediately following the current Rebalancing Period.

In respect of a Rebalancing Period, the number applicable to the Futures Contract (ie i=1, 2, 3) applies to such Futures Contract up to and including the Rebalancing Settlement Date which occurs at the end of that Rebalancing Period.

Table: Futures Contracts

Futures Contract(s)	The month in which the Rebalancing Period ends											
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Futures Contract (i=1)	F	G	H	J	K	M	N	Q	U	V	X	Z
Futures Contract (i= 2)	G	H	J	K	M	N	Q	U	V	X	Z	F
Futures Contract (i=3)	H	J	K	M	N	Q	U	V	X	Z	F	G

Contract Letter	F	G	H	J	K	M	N	Q	U	V	X	Z
Settlement Month	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec

3. Rebalancing Period

The Futures Contracts referenced in the Index are rebalanced on each Rebalancing Date from, and including, one Rebalancing Settlement Date to, but excluding, the next Rebalancing Settlement Date (each such period, a "**Rebalancing Period**"). The initial Rebalancing Period commenced on, and included, the Base Date.

4. Calculation of Index Levels

Subject to the occurrence of a Market Disruption Event, the Index Level ("*Index (t)*") for each Index shall be calculated in respect of each Index Business Day as follows:

*Index (t) = Index (t-1) * (1 + Return t)*

Where:

Index (t-1) means the Index Level published by the Index Calculation Agent in respect of the immediately preceding Index Business Day that is not a Disrupted Day

*Return t = (GrossIndex(t)/ GrossIndex(t-1)) -1 – (Rebal Fut (t-1) * R) – (A * n(t-1,t) / 360)*

Where:

GrossIndex(t) = GrossIndex(t-1) * (1+Long Return(t))

If Index Business Day t-1 is a Rebalancing Settlement Date, then:

Long Return (t) = DCRP (2, t) / DCRP (3,t-1) -1

Where:

DCRP (i, t) means the Daily Contract Reference Price of the i-th Futures Contract on Index Business Day t

Daily Contract Reference Price means either: (a) in respect of any Index Business Day that is a Rebalancing Settlement Date, the Final Settlement Value; or (b) in respect of any other Index Business Day, the Closing Price of the Futures Contract.

If Index Business Day t-1 is not a Rebalancing Settlement Date:

Long Return (t) = CRW (1, t-1) * DCRP (2, t) / DCRP (2,t-1) + CRW (2,t-1) * DCRP (3, t) / DCRP (3,t-1) -1

Where:

CRW (1, t) = dr / dp,

CRW (2, t) = (dp-dr) / dp

The reference above to CRW "1" or "2" is to the closest and the next following Futures Contracts that are referred to in the relevant provision. In other words, in the calculation of the Long Return, "1" is a reference to Futures Contract (i=2) and "2" is a reference to Futures Contract (i=3).

dp is the total number of Index Business Days in the Rebalancing Period in which the Index Business Day(t) falls (irrespective of whether any such day(s) are or become subject to a Market Disruption Event);

dr is the total number of Index Business Days from, and including, the Index Business Day(t) to, but excluding, the next Rebalancing Settlement Date (irrespective of whether any such day(s) are or become subject to a Market Disruption Event);

Base Index Level means, in respect of an Index Business Day, the official closing level of the Base Index published by the sponsor of the Base Index in respect of the relevant Index Business Day.

R means, in respect of an Index Business Day, the notional Rebalancing Adjustment Factor as specified in the Applicable Module, determined by reference to the Base Index on Index Business Day (t-1).

A means the notional Adjustment Factor as specified in the Module for the Index; and

n(t-1,t) is the number of calendar days from, and including Index Business Day t-1 to, but excluding, Index Business Day t;

Rebal Fut (t-1) refers to the proportion of the relevant Futures Contract notionally rebalanced between Index Business Day t-1 and Index Business Day t and is calculated as follows:

Rebal Fut (t-1) = |Rebal Fut (1,t-1)| + |Rebal Fut (2,t-1)|

Where

If Index Business Day t-1 is not a Rebalancing Settlement Date:

$$\mathrm{Re}\,balFut(1,t-1) = CRW(1,t-1) \times \frac{DCRP(2,t)}{DCRP(2,t-1)} \times \frac{GrossIndex(t-1)}{GrossIndex(t)} - CRW(1,t)$$

$$\mathrm{Re}\,balFut(2,t-1) = CRW(2,t-1) \times \frac{DCRP(3,t)}{DCRP(3,t-1)} \times \frac{GrossIndex(t-1)}{GrossIndex(t)} - CRW(2,t)$$

If Index Business Day t-1 was a Rebalancing Settlement Date

$$\mathrm{Re}\,balFut(1,t-1) = \frac{DCRP(2,t)}{DCRP(3,t-1)} \times \frac{GrossIndex(t-1)}{GrossIndex(t)} - CRW(1,t)$$

$$\mathrm{Re}\,balFut(2,t-1) = CRW(2,t)$$

5. Market Disruption Events

Determination of Index Level

Notwithstanding the remainder of this section, if any Index Business Day is a Disrupted Day then the Index Calculation Agent may suspend the calculation and publication of the Index Level until the first succeeding Index Business Day which is not a Disrupted Day.

Rebalancing Dates

If any Rebalancing Date is a Disrupted Day, then the relevant Rebalancing Date shall be deemed to be the first following Rebalancing Date that is not a Disrupted Day.

On the first Rebalancing Date following one or more consecutive Disrupted Days (the first such day being the "**First Disrupted Day**" and the last such date being the "**Final Disrupted Day**"), the Index Calculation Agent will determine the Index Level in accordance with the methodology set out in Section 4 of this Part C provided that references to Index Business Day (t-1, 2 , 3 and 4) shall be deemed to be references to the Index Business Days (that are themselves not Disrupted Days) occurring on such day or days prior to the First Disrupted Day.

If the first Rebalancing Date following the Final Disrupted Day falls after a Rebalancing Settlement Day then for the purposes of calculating the Index Level references to:

DCRP (3,t) shall be deemed to be references to DCRP(2,t);

DCRP (2,t) shall be deemed to be references to DCRP(1,t); and

DCRP(1,t) shall be deemed to be the Final Settlement Value of the relevant Futures Contract expiring on that Rebalancing Settlement Day (as published by the Relevant Exchange).

Module C1.0: J.P. Morgan Strategic Volatility Systematic Long Index

This Module C1.0 sets out the specific information pertaining to the J.P. Morgan Strategic Volatility Systematic Long Index.

Name of Index	J.P. Morgan Strategic Volatility Systematic Long Index (JPUSSTSL <Index>)
Currency of the Index	US Dollar
Base Index	The CBOE Volatility Index (Bloomberg Code: VIX Index)
Index Business Days	Each day (other than a Saturday or Sunday) on which the Relevant Exchange(s) in respect of each Futures Contract and the Base Index are open for trading during its or their regular trading sessions
Relevant Exchange	Means, as at the Base Date, the Chicago Board Options Exchange or any successor thereof or otherwise any exchange on which any Successor Futures Contract is traded or Base Index is listed (as the case may be) from time to time
Rebalancing Settlement Dates	Means, in respect of a Futures Contract, the final settlement date (or howsoever it is called) as published by the Relevant Exchange
Rebalancing Date	Means each Index Business Day occurring during a Rebalancing Period
Adjustment Factor	0.75% per annum

Rebalancing Adjustment Factor ("R") utilized for Index Business Day (t). The Rebalancing Adjustment Factor is referenced in the definition of "Return (t)". The Rebalancing Adjustment Factor is not a per annum amount, but applied to "Rebal Fut (t-1)" (being the proportion of Futures Contracts notionally rebalanced between Index Business Day (t) and Index Business Day (t-1)).	Base Index Level on Index Business Day (t-1)	Rebalancing Adjustment Factor
	=< 35	0.20%
	=< 50 and > 35	0.30%
	=< 70 and > 50	0.40%
	> 70	0.50%

Base Date	19 September 2006
Base Level	100.00